UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

CHATTEM, INC.

(Name of Subject Company)

CHATTEM, INC.

(Names of Persons Filing Statement)

Common Stock, without par value (including the associated Series A Junior Participating

Preferred Stock Purchase Rights)

(Title of Class of Securities)

162456107

(CUSIP Number of Class of Securities)

Theodore K. Whitfield, Jr., Esq.

Vice President, General Counsel and Secretary

Chattem, Inc.

1715 West 38th Street

Chattanooga, Tennessee 37409

(423) 821-4571

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stephen F. Arcano, Esq.

Richard J. Grossman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company is Chattem, Inc., a Tennessee corporation (the “Company”), and the address of the principal executive offices of the Company is 1715 West 38th Street, Chattanooga, Tennessee 37409. The telephone number for the Company’s principal executive offices is (423) 821-4571.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is the Company’s common stock, without par value, including the associated Series A Junior Participating Preferred Stock Purchase Rights issued pursuant to the Rights Agreement (the “Rights Agreement”), dated as of January 27, 2000, between the Company and SunTrust Bank, Atlanta, as Rights Agent, as amended (the “Shares”).

As of January 8, 2010, there were 18,979,170 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) under the heading “Name and Address.”

(b) Tender Offer and Merger.

This Statement relates to the cash tender offer (the “Offer”) by River Acquisition Corp., a newly-formed Tennessee corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of sanofi-aventis, a French société anonyme (“sanofi”), to purchase all of the outstanding Shares at a price of $93.50 per Share (the “Offer Price”), net to the sellers in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 11, 2010, and in the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO, dated January 11, 2010 (as amended or supplemented from time to time, the “Schedule TO”), filed by sanofi and certain of its affiliates, including Merger Sub, with the Securities and Exchange Commission (the “SEC”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 20, 2009, among sanofi, Merger Sub and the Company (the “Merger Agreement”). The Merger Agreement is attached as Annex A hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Merger Sub and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, Merger Sub will be merged with and into the Company with the Company continuing as the surviving corporation and an indirect wholly-owned subsidiary of sanofi (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by (i) the Company, sanofi or any subsidiary of sanofi, including Merger Sub, which will be cancelled without any conversion, and (ii) any subsidiary of the Company which will remain outstanding) will be converted into the right to receive $93.50 per Share (or any greater per Share price paid in the Offer) net in cash, without interest, and less any required withholding taxes.

The Offer to Purchase states that sanofi’s registered office is located at 174, avenue de France, 75013 Paris, France and its telephone number at that address is + 33 1 53 77 40 00 and sanofi’s U.S. subsidiary’s office is located at 55 Corporate Drive, Bridgewater, New Jersey 08807. The telephone number of sanofi’s U.S. subsidiary’s office is (908) 981-5000. The Offer to Purchase states that Merger Sub’s principal executive offices are located at 55 Corporate Drive, Bridgewater, New Jersey 08807 and its telephone number at that address is (908) 981-5000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3 or Item 4 below or as incorporated herein by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) sanofi, Merger Sub or their respective executive officers, directors or affiliates.

(a) Arrangements with Current Executive Officers and Directors of the Company.

Interests of Certain Persons in the Offer and the Merger.

Certain executive officers and directors of the Company may be deemed to have interests in the Offer and the Merger that are different from, or in addition to, their interests as Company shareholders generally. The Board of Directors of the Company (the “Company Board”) was aware of these interests and considered them, among other matters, in determining whether to adopt and approve the Merger Agreement and the transactions contemplated thereby, and to recommend the Offer and the Merger to the Company’s shareholders.

Cash Consideration for Outstanding Shares Pursuant to the Offer and the Merger.

If the executive officers and directors of the Company who own Shares tender their Shares into the Offer, they will receive the same cash Offer Price for each Share tendered, on the same terms and conditions as the other shareholders of the Company. As of January 8, 2010, the executive officers and directors of the Company beneficially owned, in the aggregate, 204,425 Shares, excluding Shares subject to the exercise of Options (as defined below), 6,033 Shares held in the Chattem, Inc. Savings and Investment Plan (the Company’s tax-qualified defined contribution employee benefit plan) as of December 31, 2009 and 428,639 Shares owned by Hamico, Inc., a charitable foundation.1 If the executive officers and directors were to tender all 204,425 of these Shares into the Offer and those Shares were accepted for payment and purchased by Merger Sub, then the executive officers and directors would receive an aggregate of $19,113,738 in cash. If the executive officers and directors of the Company who own Shares do not tender their Shares into the Offer, upon consummation of the Merger, their Shares will represent the right to receive the per Share merger consideration of $93.50 (or any greater per Share price paid in the Offer), on the same terms and conditions as the other shareholders of the Company.

Cash Consideration for Company Stock Options.

At the Effective Time, each then outstanding unexercised stock option (whether or not then exercisable) representing the right to acquire Shares (each, an “Option”) will be cancelled and will immediately represent the right to receive an amount in cash equal to the product of (i) the excess, if any, of (A) the per Share merger consideration of $93.50 per Share (or any greater per Share price paid in the Offer) over (B) the exercise price per Share subject to such Option and (ii) the number of Shares underlying such Option (such amount, the “Option Spread Value”). The Option Spread Value will be paid to each holder of an Option at the Effective Time by the Company. All amounts payable pursuant to this formula will be subject to any applicable withholding taxes or proof of eligibility for exemption from such taxes.

[1]	Messrs. Zan Guerry and Robert E. Bosworth serve as directors and executive officers of Hamico, Inc. Messrs. Guerry and Bosworth disclaim beneficial ownership of Shares held by Hamico, Inc.

The table below sets forth information regarding the Options (both vested and non-vested) held by the Company’s executive officers and directors as of December 31, 2009 that would be cancelled and exchanged as of the Effective Time into the right to receive the Option Spread Value. The non-vested Options will vest upon consummation of the Offer.

	Option Spread Value
Name	Non-Vested Options ($)	Vested Options ($)
Samuel E. Allen	140,925	49,625
Robert E. Bosworth	3,053,043	4,963,110
Ruth W. Brinkley	157,810	140,098
Gary D. Chazen	203,668	204,083
Zan Guerry	4,680,628	5,414,825
Joey B. Hogan	205,650	0
Robert B. Long	1,075,795	556,338
Phillip H. Sanford	178,975	361,945
Bill W. Stacy	164,865	112,535
Theodore K. Whitfield, Jr.	980,149	1,382,193

Pursuant to the Merger Agreement, the Company has agreed to take all steps as may be required and permitted to cause the treatment of the Options and any other dispositions of Shares (including derivative securities with respect to Shares) in connection with the transactions contemplated by the Merger Agreement by each individual who is an executive officer or director of the Company subject to Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be exempt under Rule 16b-3 under the Exchange Act.

Employment, Severance and Retention Agreements.

Employment Agreement with Mr. Guerry. Mr. Zan Guerry, the Company’s Chairman and Chief Executive Officer, is currently a party to an amended and restated employment agreement with the Company dated July 8, 2008. On December 20, 2009, the Company and Mr. Guerry signed an amendment to his employment agreement, which becomes effective as of the date that Shares are purchased in the Offer, subject to the consummation of the Merger. The material terms of the amendment are described in the Current Report on Form 8-K filed by the Company on December 23, 2009. The terms described below assume that the amendment has become effective. No new or additional severance benefits are provided pursuant to the amendment to Mr. Guerry’s employment agreement, although as described below under the heading “—Retention Agreements with Sanofi,” Mr. Guerry has entered into a retention agreement with sanofi.

The employment agreement has an initial term of three years and renews on each anniversary thereafter for a three-year term unless terminated earlier upon prior written notice by either the Company or Mr. Guerry.

Under the terms of the employment agreement, without regard to whether a change in control of the Company occurs, if (i) the Company or a successor entity terminates Mr. Guerry’s employment other than for “Cause” (as defined in Mr. Guerry’s employment agreement) or (ii) if Mr. Guerry terminates his employment due to specified material adverse changes in his employment relationship with the Company (as described below), Mr. Guerry would receive cash severance payments totaling approximately $1,072,700 and two years of Company-paid premiums for health and life insurance.

Prior to the amendment, Mr. Guerry’s employment agreement had provided him with a discretionary right to resign and receive severance payments and benefits under circumstances constituting a constructive discharge, including if the Company altered the style or philosophy of the conduct of its business in a way that, in the opinion of Mr. Guerry, caused it to be undesirable to remain employed by the Company. In order to retain the benefit of Mr. Guerry’s services following the Effective Time, the amendment to Mr. Guerry’s employment agreement removed this discretionary right and limited the circumstances under which severance may be paid to

(i) involuntary termination of Mr. Guerry’s employment without Cause by the Company or (ii) termination by Mr. Guerry due to the following specified material adverse changes in his employment relationship with the Company: (A) a material demotion or material diminution of his duties and responsibilities; (B) a material reduction in base salary or annual incentive opportunities; (C) a change in primary workplace of more than 50 miles from his primary workplace on the date the Merger is consummated; or (D) a material breach of the severance agreement by the Company, in each case generally subject to a 60-day written notice requirement and a 30-day cure period.

Pursuant to Mr. Guerry’s employment agreement, Mr. Guerry is bound by noncompete and confidentiality covenants for a period of 18 months after termination of employment.

Severance Agreements. The Company is a party to separate severance agreements with each of its executive officers. As described below, such severance agreements provide for benefits that will be paid in the event of certain terminations of employment occurring within a certain period of time after a “Change in Control” (as defined in the applicable severance agreements) of the Company. The consummation of the transactions contemplated by the Merger Agreement will constitute a Change in Control under these agreements and therefore certain terminations of employment could trigger the payment of benefits described below.

Severance Agreement with Mr. Guerry. Mr. Guerry is currently a party to an amended and restated severance agreement with the Company dated July 8, 2008. On December 20, 2009, the Company and Mr. Guerry signed an amendment to his severance agreement, which becomes effective as of the date that Shares are purchased in the Offer, subject to the consummation of the Merger. The material terms of the amendment are described in the Current Report on Form 8-K filed by the Company on December 23, 2009. The terms described below assume that the amendment has become effective. No new or additional severance benefits are provided pursuant to the amendment to Mr. Guerry’s severance agreement, although as described below under the heading “—Retention Agreements with Sanofi,” Mr. Guerry has entered into a retention agreement with sanofi.

The severance agreement with Mr. Guerry has an indefinite term ending upon the termination of his employment with the Company. Under the terms of Mr. Guerry’s severance agreement, if, within two years after the occurrence of a Change in Control of the Company, (i) the Company or the successor entity terminates Mr. Guerry’s employment other than for “Cause” (as defined in Mr. Guerry’s severance agreement) or (ii) Mr. Guerry terminates his employment due to specified material adverse changes in his employment relationship with the Company (as described below), Mr. Guerry would receive a lump sum cash severance payment of approximately $11,739,000.

Prior to the amendment, Mr. Guerry’s severance agreement had provided him with the discretionary right to resign and receive severance benefits (x) under circumstances constituting a constructive discharge, including if the Company altered the style or philosophy of the conduct of its business in a way that, in the opinion of Mr. Guerry, caused it to be undesirable to remain employed by the Company or (y) for any reason during the period between six months and eight months following a Change in Control of the Company. In order to retain the benefit of Mr. Guerry’s services following the Effective Time, the amendment to Mr. Guerry’s severance agreement removed these resignation rights and limited the circumstances under which severance may be paid to (i) involuntary termination of Mr. Guerry’s employment without Cause by the Company or (ii) termination by Mr. Guerry due to the following specified material adverse changes in his employment relationship with the Company: (A) a material demotion or material diminution of his duties and responsibilities; (B) a material reduction in base salary or annual incentive opportunities; (C) a change in primary workplace of more than 50 miles from his primary workplace on the date the Merger is consummated; or (D) a material breach of the severance agreement by the Company, in each case generally subject to a 60-day written notice requirement and a 30-day cure period.

Pursuant to the December 20, 2009 amendment, Mr. Guerry’s severance agreement provides that his severance payments will be reduced to the extent necessary to avoid the loss of deduction and excise taxes imposed by Section 280G and Section 4999 of the Internal Revenue Code. Prior to the amendment, Mr. Guerry’s total change in control payments would not have been reduced if he would have been better off, on an after-tax basis, by receiving the payments and paying the excise tax imposed by Section 4999 of the Internal Revenue Code.

Severance Agreements with Mr. Bosworth and Mr. Whitfield. Each of Messrs. Robert E. Bosworth and Theodore K. Whitfield, Jr. is currently a party to an amended and restated severance agreement with the Company dated July 8, 2008. On December 20, 2009, the Company and each of Messrs. Bosworth and Whitfield signed amendments to their respective severance agreements, which become effective as of the date that Shares are purchased in the Offer, subject to the consummation of the Merger. The material terms of the amendments are described in the Current Report on Form 8-K filed by the Company on December 23, 2009. The terms described below assume that the amendments have become effective. No new or additional severance benefits are provided pursuant to the amendments to Messrs. Bosworth and Whitfield’s severance agreements, although as described below under the heading “—Retention Agreements with Sanofi,” Messrs. Bosworth and Whitfield have entered into retention agreements with sanofi.

The severance agreements have an indefinite term ending upon the termination of the applicable executive’s employment with the Company. Under the terms of the severance agreements, if, within two years after the occurrence of a Change in Control of the Company, (i) the Company or the successor entity terminates the executive’s employment other than for “Cause” (as defined in such severance agreement) or (ii) if the executive terminates his employment due to specified material adverse changes in the executive’s employment relationship with the Company (as described below), the executive would receive a lump sum cash severance payment, of approximately $1,362,600 for Mr. Bosworth and approximately $831,100 for Mr. Whitfield. Each executive would also become entitled to two years of Company-paid premiums for health and life insurance.

The severance agreements provide that each executive’s payments will be reduced to the extent necessary to avoid the loss of deduction and excise taxes imposed by Section 280G and Section 4999 of the Internal Revenue Code.

Prior to the amendment, each of Mr. Bosworth’s and Mr. Whitfield’s severance agreements had provided the applicable executive with the discretionary right to resign and receive severance benefits (x) under circumstances constituting a constructive discharge, including if the Company altered the style or philosophy of the conduct of its business in a way that, in the opinion of the executive, caused it to be undesirable to remain employed by the Company or (y) for any reason during the period between six months and eight months following a Change in Control of the Company. In order to retain the services of Messrs. Bosworth and Whitfield following the Effective Time, the amendments to Messrs. Bosworth and Whitfield’s severance agreements removed these resignation rights and limited the circumstances under which severance may be paid to (i) involuntary termination of the executive’s employment without Cause by the Company or (ii) termination by the executive due to the following specified material adverse changes in his employment relationship with the Company: (A) a material demotion or material diminution of his duties and responsibilities; (B) a material reduction in base salary or annual incentive opportunities; (C) a change in primary workplace of more than 50 miles from his primary workplace on the date the Merger is consummated; or (D) a material breach of the severance agreement by the Company, in each case generally subject to a 60-day written notice requirement and a 30-day cure period.

Pursuant to the severance agreements, Messrs. Bosworth and Whitfield are each bound by noncompete and confidentiality covenants for a period of one year following termination of employment.

Severance Agreement with Mr. Long. Mr. Robert B. Long is currently a party to a severance agreement with the Company dated July 8, 2008. On December 20, 2009, the Company and Mr. Long signed an amendment to his severance agreement, which becomes effective as of the date that Shares are purchased in the Offer, subject to the consummation of the Merger. The material terms of the amendment are described in the Current Report on Form 8-K filed by the Company on December 23, 2009. The terms described below assume that the amendment has become effective. No new or additional severance benefits are provided pursuant to the amendment to Mr. Long’s severance agreement, although as described below under the heading “—Retention Agreements with Sanofi,” Mr. Long has entered into a retention agreement with sanofi.

The severance agreement with Mr. Long has an initial term of three years and renews on each anniversary thereafter for a one-year term unless terminated earlier upon prior written notice by either the Company or Mr. Long. Under the terms of Mr. Long’s severance agreement, if, within one year after the occurrence of a Change in Control of the Company, (i) the Company or the successor entity terminates Mr. Long’s employment other than for “Cause” (as defined in Mr. Long’s severance agreement) or (ii) if Mr. Long terminates his employment due to specified material adverse changes in his employment relationship with the Company (as described below), Mr. Long would receive a lump sum cash severance payment of approximately $504,600, and two years of Company-paid premiums for health insurance. Additionally, Mr. Long’s severance agreement provides him with a dispute allowance which obligates the Company to pay or reimburse Mr. Long’s reasonable legal, accounting and other fees and related expenses incurred in connection with a claim regarding his rights under the severance agreement.

The amendment to Mr. Long’s severance agreement changed the circumstances in which severance may be paid to him, with the result that these circumstances are consistent with those in Messrs. Guerry’s, Bosworth’s and Whitfield’s amended severance agreements, as described above.

Pursuant to the December 20, 2009 amendment, Mr. Long’s severance agreement provides that his severance payments will be reduced to the extent necessary to avoid the loss of deduction and excise taxes imposed by Section 280G and Section 4999 of the Internal Revenue Code. Prior to the amendment, Mr. Long’s total change in control payments would not have been reduced if he would have been better off, on an after-tax basis, by receiving the payments and paying the excise tax imposed by Section 4999 of the Internal Revenue Code.

Pursuant to Mr. Long’s severance agreement, Mr. Long is bound by noncompete, confidentiality and non-solicitation covenants for a period of one year following termination of employment.

Retention Agreements with Sanofi. On December 20, 2009, sanofi and each of the Company’s named executive officers and certain other key executives entered into individual retention agreements as described below, that will become effective as of the date on which Shares are purchased in accordance with the terms of the Offer, subject to the consummation of the Merger. These agreements are not obligations of the Company.

The retention agreements provide for the ability to earn a retention bonus based on continued employment in the following approximate amounts for each of Messrs. Guerry, Bosworth, Whitfield and Long, respectively: $13,499,900, $1,567,000, $955,800 and $580,300. The retention agreements contemplate a five-year retention period for Messrs. Guerry and Bosworth and a four-year retention period for Messrs. Long and Whitfield, with the first annual payment in each case becoming payable on the 25-month anniversary of the Effective Time, followed by substantially equal annual payments to the extent that the executive remains employed on the applicable payment date. The payments to each of Messrs. Guerry and Bosworth, if payable, would equal 25% of the applicable retention bonus on the 25-month anniversary of the Effective Time, and an additional 25% on each of the third, fourth and fifth anniversaries of the Effective Time, and the payments to each of Messrs. Long and Whitfield, if payable, would equal 33%, 33% and 34%, respectively, of the applicable retention bonus on the 25-month anniversary of the Effective Time, and the third and fourth anniversaries of the Effective Time.

The retention agreements are generally designed so that an executive would not receive both the retention bonus amount and the severance amount he is entitled to under his existing severance agreement, as amended. However, in the event that the executive’s employment is terminated by the Company without “Cause” or by the executive due to a specified material adverse change in the executive’s employment relationship with the

Company (as set forth in the forms of Retention Agreements that are filed as exhibits hereto), the executive would receive a pro-rata portion of the retention bonus if such termination of employment occurs during the two-year period following a Change in Control (one year in the case of Mr. Long). Unpaid portions of each executive’s retention bonus will be payable in a lump sum upon that executive’s death or disability during the retention period, or qualifying termination of employment after the severance protection period described above.

Each executive has agreed in his respective retention agreement to be bound by certain non-competition, non-solicitation, employee antipirating and confidentiality provisions for a period of one year following the termination of the executive’s employment with the Company. In addition, payment of any portion of the retention bonus based on termination of employment is conditioned on the signing of a general release of claims by the executive in favor of sanofi and its affiliates.

The following other key executives of the Company who are not executive officers have entered into substantially similar retention agreements with sanofi: Messrs. J. Blair Ramey, Charles M. Stafford and John L. Stroud and Ms. Andrea M. Crouch. These agreements, which become effective as of the date on which Shares are purchased in the Offer, subject to the consummation of the Merger, provide for a four-year retention period following the Effective Time. Three key executives, Messrs. Joseph J. Czerwinski, Onofrio (Ron) Galante and B. Derrill Pitts, entered into amendments to their respective severance agreements which generally provide for an extension of the period during which the executive may resign and receive severance payments. These amendments are generally intended to allow the executive to continue to provide services to the Company after the Merger. Messrs. Czerwinski, Galante and Pitts did not enter into retention agreements with sanofi.

The foregoing descriptions of the employment, severance and retention agreements with the executive officers do not purport to be complete and are qualified in their entirety by reference to the amendments to the severance and employment agreements and the form retention agreements, which are filed as Exhibits (e)(5)-(e)(15) hereto and are incorporated herein by reference.

Employee Benefit Matters.

The Merger Agreement provides that sanofi, from the Effective Time through December 31, 2011, shall provide or cause the surviving corporation to provide each continuing employee of the Company or its subsidiaries with compensation and benefits (other than retention bonuses, equity-based compensation and the incentive compensation eligibility described below) that, in the aggregate, are not less favorable than the compensation and employee benefits provided to such continuing employees by the Company and its subsidiaries immediately prior to the Effective Time. The Merger Agreement also provides that the surviving corporation shall cause its employee benefit plans established following the Effective Time (if any), and any other employee benefit plans covering the continuing employees following the Effective Time (collectively, the “Post-Closing Plans”), to recognize the service of each continuing employee for purposes of eligibility, vesting and determination of the level of benefits (but not for benefit accrual purposes) under the Post-Closing Plans, to the extent such service was recognized by the Company. For the calendar year during which the Effective Time occurs, the continuing employees are not required to satisfy any deductible, co-payment, out-of-pocket maximum or similar requirements under the Post-Closing Plans that provide medical, dental and other welfare benefits to the extent of amounts previously credited for such purposes under comparable Company plans that provided medical, dental and other welfare benefits. For the calendar year during which the Effective Time occurs, any waiting periods, pre-existing condition exclusions and requirements to show evidence of good health contained in such Post-Closing Plans that provide medical, dental and other welfare benefits will be waived with respect to continuing employees (except to the extent any such waiting period, pre-existing condition exclusion or requirement to show evidence of good health was already in effect with respect to such employees and that have not been satisfied under the applicable plans of the Company (or its subsidiaries) that provide medical, dental and other welfare benefits in which the participant then participates or is otherwise eligible to participate as of immediately prior to the Effective Time).

The Merger Agreement also provides that the Company is entitled to pay in 2009 the annual cash bonuses earned by employees of the Company and its subsidiaries for the fiscal year ended November 30, 2009, with the amount of such bonuses to be determined in a manner consistent with past practices. Based strictly on the financial performance of the Company in its 2009 fiscal year and the goals established in the Company’s annual cash incentive plan, the Compensation Committee of the Company Board approved, and the Company has paid, bonuses for the Company’s executive officers in the following approximate amounts: Mr. Guerry, $383,100; Mr. Bosworth, $246,400; Mr. Long, $59,100; and Mr. Whitfield, $57,200. The surviving corporation is also entitled to pay prorated annual cash bonuses at target level, under a substantially equivalent annual incentive plan with respect to bonus levels and participation established in accordance with past practices, for the portion of the Company’s fiscal year that commenced on December 1, 2009 that has elapsed as of the Effective Time.

Under the terms of the Merger Agreement, sanofi has agreed that it will, or will cause the Company to, either alone or together with sanofi, provide incentive compensation eligibility for management of the surviving corporation following the Effective Time in order to provide participants with incentive compensation that, when taken into account with the amount of total compensation (excluding retention bonuses) received by such individuals following the Effective Time, is intended to provide economic value that is substantially comparable on an overall basis to that provided by the equity-based incentive compensation plans of the Company. The incentive compensation program is anticipated to be established as a soon as reasonably practicable, but in no event later than 60 days following the Effective Time.

The foregoing summary of employee benefit matters does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Annex A hereto and is incorporated herein by reference.

Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance.

The Merger Agreement provides that sanofi will cause the surviving corporation, for a period of six years following the Effective Time, to assume any obligations with respect to rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time in favor of the current or former directors or officers of the Company or any of its subsidiaries as provided in the charter and bylaws of the Company (in each case, as in effect on the date of the Merger Agreement).

Sanofi has agreed pursuant to the Merger Agreement that it will maintain in effect existing, or provide substitute, directors’ and officers’ liability insurance covering acts or omissions occurring prior to the Effective Time on terms and in an amount no less favorable in any material respect to the persons covered by such policies than the policies in effect on the date of the Merger Agreement. However, if the aggregate annual premiums for such insurance exceeds 300% of the current aggregate annual premiums, then sanofi shall only be required to provide as much comparable coverage as is available at an annual premium of 300% of the current aggregate annual premiums. Sanofi has agreed to endeavor to purchase a six-year “tail policy” on terms and conditions providing substantially equivalent benefits as the Company’s existing directors’ and officers’ insurance with respect to matters arising on or before the date on which sanofi’s representatives are appointed to the Company Board. If sanofi has not purchased (or caused to be purchased by an affiliate of sanofi) such a “tail policy” at least two business days prior to the date on which Shares are accepted for payment, the Company may purchase such a “tail policy,” as long as the cost thereof is not in excess of 600% of the Company’s current aggregate annual premiums.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Annex A hereto and is incorporated herein by reference.

(b) Arrangements with sanofi and Merger Sub.

In connection with the Offer and the Merger, sanofi, Merger Sub and the Company entered into the Merger Agreement and the Company and sanofi entered into a Confidentiality Agreement, dated November 23, 2009 (the “Confidentiality Agreement”).

The Merger Agreement.

The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement, and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. Shareholders of the Company and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, sanofi, Merger Sub or any of their respective subsidiaries or affiliates. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Statement not misleading.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached as Annex A hereto and is incorporated herein by reference.

Confidentiality Agreement.

As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement), the Company and sanofi agreed, among other things, that they and their representatives will keep such Evaluation Material confidential and will use it solely for the purpose of evaluating and implementing a potential negotiated strategic transaction involving the parties.

In addition, sanofi agreed that until the date that is 18 months following the date of the Confidentiality Agreement, unless specifically requested to do so in advance by the Company, it would not and it would cause its controlled affiliates not to, directly or indirectly: (i) effect, seek or encourage (A) the acquisition of any of the Company’s or the Company’s subsidiaries’ securities (including derivative securities), (B) certain business combinations with the Company or its subsidiaries, (C) any extraordinary transaction with respect to the Company or any of its subsidiaries or (D) any “solicitation” of “proxies” (as such terms are used in Regulation 14A under Exchange Act) to vote any securities of the Company; (ii) form, join or in any way participate in a “group” (as such term is used in Rule 13d-5(b)(1) promulgated under the Exchange Act) with respect to voting securities of the Company; (iii) otherwise act to control or influence the management, the Company Board or the Company; (iv) request that the Company or any of its representatives amend or waive the restrictions in the Confidentiality Agreement; or (v) advise, assist or knowingly encourage, or direct any person to advise, assist or knowingly encourage any other persons, in connection with any of the foregoing. Sanofi further agreed that until the date that is 18 months following the date of the Confidentiality Agreement, neither it nor its affiliates would employ or solicit for employment any person who is an executive officer or senior level manager of the Company that became known to sanofi through the evaluation of a potential transaction with the Company. The Confidentiality Agreement terminates on the earlier to occur of the closing of a transaction between sanofi and the Company and the third anniversary of its execution.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Solicitation/Recommendation.

The Company Board, during a meeting held on December 20, 2009, by unanimous vote determined that, among other things, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and the shareholders of the Company and adopted and approved the Merger Agreement and the transactions contemplated thereby.

Accordingly, the Company Board unanimously recommends that Company shareholders accept the Offer, tender their Shares in the Offer, and, to the extent required by applicable law, approve the Merger Agreement and the transactions contemplated thereby.

(b) Background and Reasons for the Company Board’s Recommendation.

Background of the Offer and Merger.

On August 28, 2009, a representative of Goldman Sachs & Co. (“Goldman Sachs”), sanofi’s financial advisor, contacted Mr. Guerry to discuss the Company’s interest in meeting with sanofi to discuss a potential strategic business relationship.

On September 10, 2009, Mr. Guerry and Mr. Bosworth met with sanofi’s Chief Executive Officer, Mr. Christopher A. Viehbacher and a representative of Goldman Sachs at the request of Mr. Viehbacher. At this meeting, Mr. Viehbacher expressed interest on the part of sanofi in discussing potential transactions between sanofi and the Company, including potential strategic business relationships with the Company with respect to certain of sanofi’s brands.

On September 30, 2009, Mr. Guerry received a letter from Mr. Viehbacher, dated September 29, 2009, indicating that sanofi would be submitting a formal proposal regarding a potential transaction with the Company, including potentially a strategic business relationship with respect to certain of sanofi’s brands.

On October 8, 2009, Mr. Guerry contacted a representative of Goldman Sachs to inform him that the Company was not for sale, but was willing to meet again to discuss a potential strategic business relationship with respect to certain of sanofi’s brands.

On October 21, 2009, representatives of Morgan Stanley & Co. Incorporated (“Morgan Stanley”), which was retained by the Company Board to act as financial advisor to the Company, met with the Company’s executive management team in order to prepare for an upcoming meeting between the Company and sanofi in which a potential strategic business relationship with respect to certain of sanofi’s brands would be discussed.

On November 5, 2009, Mr. Guerry and Mr. Bosworth met with Mr. Viehbacher and Mr. Gregory Irace, President of sanofi-aventis U.S. During the course of the meeting, Mr. Viehbacher provided Mr. Guerry and Mr. Bosworth with a letter indicating that sanofi was interested in acquiring the Company and outlining the terms of a preliminary, non-binding proposal to purchase all of the Shares for a price in the range of $85.00 to $90.00 per Share in cash. The proposal was subject to the successful completion of due diligence, the negotiation and execution of mutually acceptable definitive agreements, approval of both the Company Board and sanofi’s board of directors, requisite administrative or antitrust filings and satisfaction of any conditions contained in the definitive agreements. In his letter, Mr. Viehbacher noted that the management and employees of Chattem were critical to sanofi’s proposal.

On November 17, 2009, the Company Board met with representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), the Company’s outside counsel, Miller & Martin PLLC (“Miller & Martin”), the

Company’s regular outside counsel, and Morgan Stanley to evaluate sanofi’s proposal and consider a response. At this meeting, representatives of Skadden and Miller & Martin discussed certain legal matters, including the Company Board’s fiduciary duties. Additionally, representatives from Morgan Stanley reviewed preliminary financial data and analyses with the Company Board. The Company Board considered the likelihood of another strategic partner or financial sponsor being interested in acquiring the Company at a price in excess of sanofi’s proposal, concluding that it was unlikely that another buyer would be in a position to propose a transaction with more attractive terms. The Company Board also considered the advisability of contacting other industry participants to determine their interest in pursuing a transaction with the Company at a substantial premium to the current market price of the Shares. After discussion, the Company Board determined that it was not desirable to contact other industry participants given the risks to the Company’s business from competitors, the impact on the morale of employees, the distraction to employees and senior management that would result from initiating a prolonged auction process and the potential delay and loss of sanofi’s offer. The Company’s independent directors met separately in executive session, without management and without representatives of Morgan Stanley present, and discussed topics including sanofi’s proposal, as well as sanofi’s stated desire to retain management and the impact of a transaction under existing employment and severance arrangements. Following the executive session of independent directors, the Company Board reconvened and determined that while the Company was not for sale, the Company Board would be willing to consider a potential transaction with sanofi if adequate value were offered. However, the Company Board determined that sanofi’s proposal did not fully reflect the value of the Company and needed to be meaningfully improved. The Company Board requested that Morgan Stanley contact Goldman Sachs and indicate that while it would be willing to consider a potential transaction, there would need to be a meaningful improvement in the price offered. The Company Board also directed management to seek an improved offer price that could serve as the basis for negotiation of a potential transaction.

On November 18, 2009, the Company instructed representatives from Morgan Stanley to contact Goldman Sachs, to inform them that while the Company Board was willing to consider a potential transaction, there would need to be a meaningful improvement in the price offered. Morgan Stanley communicated this information to Goldman Sachs.

On November 19, 2009, Mr. Viehbacher contacted Mr. Guerry to inform him that sanofi was not willing to increase the price that it was offering for the Company. Mr. Guerry restated the Company Board’s position that the consideration offered by sanofi needed to be meaningfully improved.

On November 20, 2009, representatives of Goldman Sachs forwarded to representatives of Morgan Stanley a letter from sanofi to Chattem stating that sanofi expected to consider partnering alternatives for Allegra® at sanofi’s next board of directors meeting, scheduled to occur December 16, 2009. In the letter, sanofi explained that it was willing to purchase all of the Shares for $90.00 per Share in cash and indicated that it would look for additional sources of value during its due diligence review which could potentially enable it to increase its offer. Sanofi also proposed entering into a confidentiality agreement so that it could commence its due diligence review and the parties could begin negotiating definitive transaction agreements.

Following receipt of the November 20, 2009 letter from sanofi, the Company instructed Morgan Stanley to contact Goldman Sachs and advise them that the Company Board did not believe that a price of $90.00 per Share was sufficient to warrant the commencement of due diligence by sanofi and negotiations with respect to a potential transaction. Morgan Stanley communicated this information to Goldman Sachs. Subsequently, Mr. Viehbacher contacted Mr. Guerry. During their discussion, Mr. Guerry indicated that a price of $90.00 per Share was not sufficient. Mr. Viehbacher expressed his preliminary view that although sanofi was reluctant to increase the price above $90.00 per Share, sanofi might be willing to make an offer of $93.00 per Share. Mr. Guerry indicated that the Company Board would be willing to consider an offer per Share in the mid-$90’s and that a price closer to $94.00 per Share might be acceptable. Mr. Guerry indicated that he would advise the Company Board of sanofi’s revised proposal.

On November 21, 2009, representatives of Goldman Sachs confirmed sanofi’s revised proposal and representatives of Morgan Stanley sent representatives of Goldman Sachs the Company’s proposed form of confidentiality agreement to be entered into between the Company and sanofi if the Company Board determined to proceed with discussions related to a potential transaction.

On November 22, 2009, sanofi’s counsel, Weil, Gotshal & Manges LLP (“Weil”), negotiated the terms of the proposed confidentiality agreement with Skadden. Weil also delivered to Skadden a proposed form of exclusivity agreement which provided that, among other things, the Company would negotiate exclusively with sanofi for a period of 30 days.

On November 23, 2009, the Company Board met telephonically to receive an update on discussions with sanofi and the status of sanofi’s proposal. Representatives of Skadden, Miller & Martin and Morgan Stanley also participated. During this meeting, Mr. Guerry provided a status report. Representatives of Morgan Stanley provided an overview of the proposed transaction and preliminary financial views. Representatives of Skadden and Miller & Martin discussed certain legal matters. Mr. Guerry reported to the Company Board that Mr. Viehbacher had indicated that sanofi might be willing to pay $93.00 per Share and that Mr. Guerry had indicated that the Company Board would be willing to consider an offer in the mid-$90’s per Share and that a price closer to $94.00 per Share might be acceptable. After discussion of sanofi’s proposal and request for exclusivity, the Company Board decided not to authorize the Company to enter into an exclusivity agreement at that time, but authorized management to permit sanofi to begin due diligence, to proceed with negotiations with sanofi and to seek an acceptable price closer to $94.00 per Share following completion of sanofi’s due diligence.

On November 23, 2009, sanofi and the Company executed the Confidentiality Agreement and sanofi delivered to the Company its initial business and legal due diligence requests.

On November 24 and 25, 2009, the Company, sanofi and their respective advisors held telephonic due diligence meetings, during which the Company addressed sanofi’s due diligence requests and sanofi was provided with the opportunity to ask questions of the senior management of the Company on various topics. Sanofi’s counsel, also confirmed sanofi’s desire to pursue a two-step transaction in which a tender offer would be followed by a merger.

On November 25, 2009, Skadden delivered to Weil the Company’s initial draft of the Merger Agreement.

On December 1, 2009, senior management of the Company, including Mr. Guerry and Mr. Bosworth, senior members of sanofi’s U.S. management team, including Mr. Irace, and other representatives of sanofi, as well as their respective advisors, met to conduct face-to-face due diligence meetings as well as to discuss the preliminary views of the Company’s management with respect to developing the Allegra® brand in the U.S. over-the-counter market. During this meeting, representatives of Goldman Sachs reiterated sanofi’s intention to consider partnering alternatives for Allegra® at sanofi’s next regularly scheduled board of directors meeting to be held on December 16, 2009. In addition, sanofi’s representatives indicated that the retention of senior members of the Company’s management was an essential component of sanofi’s plan for the acquisition of the Company and the development of sanofi’s over-the-counter business in the U.S.

On December 4, 2009, Skadden delivered a proposal to Weil, intended to address sanofi’s focus on the retention of senior members of the Company’s management and the treatment of the existing severance arrangements with these individuals.

On December 7, 2009, Weil delivered sanofi’s revised draft of the Merger Agreement to Skadden.

On December 9 and 10, 2009, senior management of the Company discussed sanofi’s December 7 draft of the Merger Agreement with representatives of Skadden and Morgan Stanley. On December 10, 2009, Skadden delivered the Company’s revised draft of the Merger Agreement to Weil. The Company’s revised draft reflected certain items that were still open for negotiation between the parties, including, among others: (i) the circumstances under which sanofi would be required to extend the Offer; (ii) the conditions to sanofi’s exercise of the Top-Up Option (as defined below); (iii) the standard that the Company Board would be required to satisfy in order to furnish information to third parties or to change its recommendation with respect to the Offer; (iv) the period of time during which sanofi would have the right to “match” the terms of any superior proposal; (v) the circumstances under which sanofi would be able to terminate the Merger Agreement; (vi) the length of time that the Company Board would have to reaffirm its recommendation upon sanofi’s request; (vii) the termination fee of 4% proposed by sanofi to be paid by the Company to sanofi in the event that, among other things, the Company terminates the Merger Agreement to accept a superior proposal; (viii) the circumstances in which a termination fee would be payable by the Company if it were to enter into a transaction within a specified period of time following termination of the Merger Agreement; (ix) the definition of material adverse effect; and (x) the conditions to the Company’s obligation to consummate the Offer.

On December 10, 2009, Goldman Sachs delivered a retention proposal relating to senior members of the Company’s management to Morgan Stanley, reiterating that management retention was integral to sanofi’s interest in the Company and its willingness to proceed with a potential transaction. As part of this proposal, Goldman Sachs indicated that sanofi’s willingness to proceed with a potential transaction would be contingent upon the willingness of at least eight of 11 senior executives of the Company to enter into new severance and retention arrangements which would provide for (i) the waiver of existing severance agreements and forfeiture of all unvested options and (ii) a six-year retention program that would pay each executive the maximum tax deductible amount that could be paid under Section 280G of the Internal Revenue Code and without any excise taxes under Section 4999 of the Internal Revenue Code.

On December 11, 2009, the Company Board met telephonically to receive an update on the discussions with sanofi. At this meeting, Mr. Guerry provided a status report, noting that sanofi still had not reached agreement with members of the Company’s management with respect to the treatment of the existing severance agreements. Representatives of Skadden provided an update on the negotiation and terms of the Merger Agreement and representatives of Morgan Stanley updated the Company Board on the status of sanofi’s due diligence. The Company Board discussed the status of sanofi’s due diligence and the negotiations, as well as the proposed management retention agreements and provided instructions to its representatives. The Company Board reiterated its instructions for Morgan Stanley and management to seek to negotiate an offer price closer to $94.00 per Share with sanofi.

On December 12, 2009, Skadden delivered a revised retention proposal reflecting management’s position to Weil. The proposal, which was ultimately implemented, provided for (i) no change to management’s existing stock options; (ii) amendments to existing severance arrangements to remove “walk-away” rights of certain executives and to otherwise limit the circumstances under which the executive could resign and receive severance to certain material adverse changes in the employment relationship (the “Amendments”) and (iii) retention agreements with sanofi for eight of 11 members of management (the “Retention Agreements”). The Amendments and Retention Agreements are described in detail in Item 3(a) under the heading “Arrangements between Chattem and its Executive Officers, Directors and Affiliates.”

On December 14, 2009, a representative of Goldman Sachs and Mr. Guerry had discussions regarding, among other things, the status of the due diligence process and whether sanofi would be willing, in light of the due diligence, to offer more than $93.00 per Share. The representative of Goldman and Mr. Guerry discussed the possibility of sanofi increasing its offer to $93.50 per Share.

On December 14, 2009, Skadden delivered to Weil a draft of the forms of the Amendments and Weil delivered to Skadden a draft of the form of the Retention Agreements.

On December 15, 2009, Mr. Viehbacher called Mr. Guerry to advise him that sanofi would be prepared to offer $93.50 per Share for the Company.

At a meeting of the Company Board on December 16, 2009, at which representatives of Skadden, Miller & Martin and Morgan Stanley were present, the Company Board considered sanofi’s revised offer of $93.50 per

Share. Representatives of Skadden and Miller & Martin reviewed with the Company Board legal matters, including the directors’ fiduciary duties. Representatives of Skadden, referring to materials delivered at the meeting and prepared by Skadden, reviewed with the Company Board key terms and conditions of the current draft of the Merger Agreement and material issues in the Merger Agreement that remained under discussion among the parties, including, among others: the amount of the termination fee to be paid by the Company to sanofi, the circumstances under which such a fee would be required to be paid and the length of time that the Company Board would have to reaffirm its recommendation upon sanofi’s request. Representatives of Skadden reviewed with the Company Board the key terms of the drafts of the Amendments and the Retention Agreements and updated the Company Board as to the status of the negotiations of the Retention Agreements with sanofi. Representatives of Morgan Stanley, referring to materials provided to the directors by Morgan Stanley, presented for the Company Board’s consideration Morgan Stanley’s financial analyses in connection with the proposed transaction and reviewed with the Company Board, among other things, certain valuation metrics as applied to the proposed transaction. Representatives of Morgan Stanley indicated that, if requested to do so by the Company Board, Morgan Stanley expected, based on certain assumptions, to be in a position to deliver a favorable opinion as to the fairness from a financial point of view of the $93.50 per Share consideration to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement. Representatives of Morgan Stanley also discussed with the Company Board the proposed per Share price and issues involved in conducting a pre-signing market check of sanofi’s proposal. The Company Board, after receiving the observations and advice of Skadden and Morgan Stanley, then discussed the Company’s prospects as a stand-alone company and the risks and uncertainties of pursuing such course. The Company Board considered the pros and cons of undertaking a transaction with sanofi and the reasons for doing so (which are discussed in detail below under the heading “—Reasons for the Recommendation”). Following the discussion of the entire Company Board, the Company’s independent directors met separately in executive session, without management and without representatives of Morgan Stanley present, and discussed the proposed transaction. The Company Board then reconvened and authorized management and the Company’s advisors to continue the negotiations with sanofi.

On December 17, 18, 19 and 20, members of the Company’s management and representatives of Skadden, on the one hand, and members of sanofi’s management and representatives of Weil, on the other hand, negotiated the final terms of the Merger Agreement and completed negotiations of the disclosure letters accompanying the Merger Agreement. Also during this period, certain senior members of the Company’s management and their representatives negotiated the final terms of their Amendments and the final terms of their Retention Agreements with members of sanofi’s management and Weil.

On December 20, 2009, the Compensation Committee of the Company Board met, with representatives of Skadden and Miller & Martin in attendance, to consider certain matters in connection with the proposed transaction. At this meeting, the Compensation Committee determined that the treatment of Company stock options provided in the Merger Agreement was consistent with the terms of the Company’s stock plans and further approved, and recommended that the Company Board approve, the cancellation of options at the effective time of the Merger in exchange for the consideration to be paid to holders of options in accordance with the terms of the Merger Agreement. The Compensation Committee considered and approved, and recommended that the Company Board approve, the Amendments. The Compensation Committee also authorized and approved the payment, upon effectiveness of the Merger, of pro rata bonuses for the portion of the Company’s 2010 fiscal year occurring prior to such date at target level, as contemplated by the Merger Agreement. The Compensation Committee approved the payment of bonuses for the 2009 fiscal year in 2009, contingent upon the confirmation of earnings per share results by the Company’s auditors. This confirmation was received on December 23, 2009.

After the Compensation Committee meeting, the Company Board met, with representatives of Morgan Stanley, Skadden and Miller & Martin in attendance. Representatives of Skadden and Miller & Martin reviewed certain legal matters and representatives of Skadden reviewed the Company Board’s fiduciary duties in connection with the proposed transaction with sanofi and discussed the final terms of the Merger Agreement and changes made to the Merger Agreement since the last meeting of the Company Board. Also at the meeting, representatives of Morgan Stanley reviewed with the Company Board Morgan Stanley’s financial analysis of the

$93.50 per Share consideration to be received by holders of Shares in the Offer and the Merger. Following this presentation, Morgan Stanley rendered its oral opinion to the Company Board, subsequently confirmed in writing, that, as of that date, based upon and subject to the limitations, qualifications and assumptions set forth in the written opinion, the $93.50 per Share to be received by holders of Shares in the Offer and the Merger, pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders. For more information about Morgan Stanley’s opinion, see below under the heading “—Opinion of the Company’s Financial Advisor.” The Company Board discussed the proposed transaction with sanofi and the independent directors had separate further discussions about the proposed transaction without management present. Following these discussions, the Company Board unanimously determined that the Merger Agreement and the transactions contemplated thereby were advisable, fair to and in the best interests of the Company and the shareholders of the Company and the Company Board, among other things, unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby and recommended that the Company’s shareholders accept the Offer, tender their Shares in the Offer and, to the extent required by applicable law, approve the Merger Agreement and the transactions contemplated thereby. At this meeting, the Company Board considered and approved the recommendations of the Compensation Committee.

After the Company Board meeting on December 20, 2009, the Company, sanofi and Merger Sub finalized the Merger Agreement and the accompanying disclosure schedules and executed the Merger Agreement. Also, the Amendments and Retention Agreements were finalized and executed.

On December 21, 2009, prior to the opening of trading of the Shares on the NASDAQ Global Select Market (“Nasdaq”), sanofi and the Company issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company shareholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, vote in favor of approval of the Merger Agreement and the transactions contemplated thereby, the Company Board considered numerous factors in consultation with the Company’s senior management, outside legal counsel and financial advisor, including the following material factors, each of which the Company Board believes supported its determinations:

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Cash Tender Offer; Certainty of Value. The Company Board noted that the form of consideration to be paid to holders of Shares in the Offer and the Merger was all cash and considered the certainty of value of such cash consideration.

•	Transaction Financial Terms; Premium to Market Price. The Company Board considered the $93.50 price to be paid in cash for each Share, which:

•	Represents a 30.0% premium over the 52-week high of the Shares prior to December 18, 2009, the last trading day before the Offer and the Merger were announced;

•	Represents a 13.8% premium over the all-time high of the Shares of $82.17, reached on February 13, 2008;

•	Represents a 33.6% premium over the closing price of the Shares on December 18, 2009, the last trading day before the Offer and the Merger were announced; and

•	Represents a 38.2%, 41.8% and 43.9% premium over the average closing price of the Shares for the one, three and six month periods, respectively, prior to announcement of the Offer and the Merger.

The Company Board further considered that the Company negotiated an increase to $93.50 per Share from sanofi’s initial proposal on November 5, 2009 of $85.00 to $90.00 per Share.

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Morgan Stanley Fairness Opinion. The Company Board considered the financial analyses presented by Morgan Stanley and Morgan Stanley’s opinion to the effect that, as of the date of the opinion, based upon and subject to the limitations, qualifications and assumptions set forth therein, the consideration of $93.50 per Share to be received by holders of Shares in the Offer and the Merger, pursuant to the Merger Agreement, was fair, from a financial point of view, to holders of Shares, as more fully described below under “—Opinion of the Company’s Financial Advisor.” The full text of Morgan Stanley’s opinion, which sets forth the assumptions made, matters considered and limitations of the review undertaken by Morgan Stanley, is attached as Annex B to this Statement and is incorporated herein by reference. You are urged to, and should, read the opinion of Morgan Stanley carefully.

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Financial Condition and Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, competitive position, business strategy, strategic options and prospects of the Company, as well as the Company’s financial prospects if it were to remain as an independent public company. The Company Board considered the prospective risks to the Company as a stand-alone entity, including, among other things, the risks and uncertainties of maintaining its growth in light of the continuing consolidation of the retail trade and the shift towards private-label products and the risks and uncertainties in the U.S. economy generally and the over-the-counter retail environment specifically. In particular, the Company Board considered the increasing challenges faced by the Company as an independent company pursuing organic revenue growth and/or growth through acquisitions of other companies or brands, as well as pressure on the Company’s margins. The Company Board also considered that the holders of Shares would continue to be subject to the risks and uncertainties of the Company’s financial prospects unless the Shares were acquired for cash. The Company Board also discussed the benefit to the Company’s shareholders of an acquisition at a significant premium to the market price without being subject to the risks referred to above.

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Strategic Alternatives. The Company Board considered the fact that the Company engaged in negotiations with sanofi without first seeking offers from a broad group of other potential purchasers. In determining not to pursue an auction or similar sale process, the Company Board considered the risks to the Company’s business from competitors, the impact on the morale of employees and the distraction to employees and senior management that would have resulted from initiating a prolonged auction process and the potential delay and loss of sanofi’s offer. In addition, the Company Board, in consultation with Morgan Stanley considered the likelihood of another strategic or financial buyer being willing to pursue a transaction with the Company, and determined that it was not likely that another buyer would be interested in acquiring the Company at a price in excess of $93.50 in cash per Share. The Company Board noted that it retained the ability to consider unsolicited proposals after the execution of the Merger Agreement in certain circumstances, and to enter into an agreement with respect to an acquisition proposal (concurrently with terminating the Merger Agreement and paying a termination fee to sanofi), and considered recent market conditions in determining that this procedural safeguard provided the opportunity for any serious bidder to make an alternative proposal after the public announcement of the Offer and the Merger.

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Negotiations of the Merger Agreement. The Company Board considered the fact that the Merger Agreement was negotiated at arm’s length between the Company and sanofi with the assistance of their respective legal and financial advisors.

•	Terms of the Merger Agreement. The Company Board believed that, taken as a whole, the provisions of the Merger Agreement were favorable to the Company’s shareholders. In particular:

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Ability to Consider Alternative Transactions and to Terminate the Merger Agreement. The Company Board considered the provisions of the Merger Agreement prohibiting the Company from soliciting an alternate takeover proposal from a third party, or entering into negotiations or discussions regarding an alternate proposal unless such proposal met certain criteria. In that regard, the Company Board noted that it would be permitted to furnish non-public information and engage in discussions and negotiations with any third party who provides the Company with an unsolicited proposal that the Company Board determines in good faith (after consultation with its financial advisor) constitutes, or is reasonably likely to result in, a superior proposal, subject to certain requirements specified in the Merger Agreement. The Company Board also considered that it would be able to terminate the Merger Agreement prior to the acceptance for payment of the Shares to enter into an acquisition agreement with respect to a superior proposal and noted that the exercise of this right would require the Company to pay sanofi a termination fee.

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Ability to Change Recommendation to Shareholders. The Company Board considered that it retained the ability to withdraw, modify or qualify its recommendation to shareholders of the Company if it determines in good faith (after receiving the advice of its outside counsel) that a failure to do so would be reasonably likely to constitute or result in a violation of its fiduciary duties and if there is either a superior proposal or a material development or change in circumstances relating to the Company’s business, assets or operations which arose after the date on which the Merger Agreement was executed and which was not known by the Company Board as of the date of the Merger Agreement. The Company Board also noted that the exercise of this right would give sanofi the right to terminate the Merger Agreement prior to the acceptance for payment of the Shares and require the Company to pay sanofi the termination fee.

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Specific Performance and Monetary Damages. The Company Board considered that the Company would be entitled to seek specific performance or monetary damages in the event that sanofi willfully and materially breaches certain of its representations, warrants or covenants under the Merger Agreement or fails to complete the Offer if required to do so.

•	Likelihood of Consummation. The Company Board considered the likelihood that the Merger will be consummated. In particular:

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Extension of Offer Period. The Company Board considered the fact that sanofi is required, if requested by the Company, to extend the Offer if certain conditions to the consummation of the Offer are not satisfied or waived. The Company Board noted that sanofi would not be required to extend the Offer past April 30, 2010 or, in the event that any statutory waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) has not expired or terminated, May 30, 2010.

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Minimum Condition. The Company Board considered the fact that the consummation of the Offer is conditioned on a majority of the Shares on a fully-diluted basis (as defined in the Merger Agreement) being validly tendered in the Offer and that such minimum condition could not be waived by sanofi.

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Other Conditions to the Offer and the Merger. The Company Board considered that there are relatively few conditions to the Offer and the Merger, and that neither the Offer nor the Merger is conditioned on sanofi obtaining financing for the transaction or on obtaining any non-governmental third party consents to the transaction. The Company Board noted that there are not expected to be any significant antitrust or other regulatory impediments to the transaction. The Company Board noted that once the Offer was consummated, there would be very few conditions to the consummation of the Merger.

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Reputation of sanofi. The Company Board considered the business reputation of sanofi and its management, that sanofi has sufficient cash resources to complete the transactions contemplated by the Merger Agreement without outside financing and sanofi’s prior experience in completing acquisitions of other companies.

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Sanofi’s Lack of U.S. Over-the-Counter Presence; Sanofi’s Commitment to Chattanooga; Potential Benefits to the Company. The Company Board considered that sanofi does not have a U.S. over-the-counter presence and that sanofi wants the Company to be the platform for sanofi’s U.S. over-the-counter business. In addition, the Company Board noted that Chattanooga would remain the headquarters of the surviving corporation and would be the headquarters of sanofi’s U.S.

over-the-counter business. The Company Board also noted the potential benefits to the Company of an acquisition by sanofi, including the potential increase in the Company’s revenues through marketing and sales of sanofi’s over-the-counter products, including the planned switch from prescription to over-the-counter of sanofi’s Allegra® product.

The Company Board also considered potential risks or negative factors relating to the Offer and the Merger, including the following:

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Risk of Non-Consummation. The Company Board considered the risk that the proposed Offer and Merger might not be consummated and the effect of the resulting public announcement of termination of the Merger Agreement on:

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The market price of the Shares. In that regard, the Company Board noted that the market price could be affected by many factors, including: (i) the reason or reasons for which the Merger Agreement was terminated and whether such termination resulted from factors adversely affecting the Company; (ii) the possibility that, as a result of the termination of the Merger Agreement, the marketplace would consider the Company to be an unattractive acquisition candidate; and (iii) the possible sale of Shares by short-term investors following an announcement of termination of the Merger Agreement;

•	The Company’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment; and

•	The Company’s ability to attract and retain key personnel.

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Possible Disruption of Business. The Company Board considered the possible disruption to the Company’s business that may result from the announcement of the transaction and the resulting distraction of the attention of the Company’s management and employees. The Company Board also considered the fact that the Merger Agreement contains limitations regarding the operation of the Company during the period between the signing of the Merger Agreement and the consummation of the proposed Merger. The Company Board believed that it was likely that these risks would be minimized as a result of the transaction being structured as a tender offer, which would be a prompt manner to pursue the transaction.

•

Offer and Merger Consideration Taxable. The Company Board considered that the cash consideration to be received by the Company’s shareholders in the Offer and the Merger would be taxable to the shareholders. The Company Board believed that this was mitigated by the fact that the entire consideration payable in the transaction would be cash, providing adequate cash for the payment of any taxes due.

•

Future Growth. The Company Board considered the fact that if the proposed Merger is consummated, the Company will no longer exist as an independent company, and the Company’s shareholders will no longer participate in the future growth and profits of the Company. The Company Board concluded that providing the Company’s shareholders the opportunity to sell their Shares at an attractive price currently was preferable to remaining as an independent public company in which the holders of such Shares would have a speculative potential for future gain.

•

Restrictions on Soliciting Proposals; Termination Fee. The Company Board considered the restrictions in the Merger Agreement on the active solicitation of competing proposals. The Company Board also considered the termination fee of $64,596,000, approximately 3.5% of the equity value of the Company (approximately 2.9% of the amount payable in respect of Shares, Options, in-the-money warrants and the extinguishment of the Company’s net debt) that could become payable pursuant to the Merger Agreement under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal. The Company Board believed that sanofi’s requirement that it receive a termination fee in such amount under the agreed circumstances was reasonable, and it did not believe that the termination fee would likely deter third parties from making a competing proposal for the

Company. The Company Board was also apprised by its legal and financial advisors of the customary nature and amount of such termination fee.

•

Interests of Directors and Officers that are Distinct from the Interest of the Company’s Shareholders. The Company Board considered the interests of Mr. Guerry and certain other members of senior management in the Offer and the Merger, including the arrangements described above in Item 3 of this Statement, and that all Options (whether vested or unvested) would be cashed out in the Merger. The Company Board noted that sanofi required retention of senior management and that senior management agreed to forgo certain rights under existing employment and severance agreements and enter into new retention agreements with sanofi. The Company Board considered the amounts payable under the new retention agreements with sanofi and considered them to be reasonable in light of the fact that they were not significantly greater than the amounts that would have been due under existing employment and severance agreements.

The foregoing discussion of the factors considered by the Company Board is not intended to be exhaustive, but includes the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that individual members of the Company Board may have given different weight to different factors.

Opinion of the Company’s Financial Advisor.

Morgan Stanley was engaged by the Company to provide it with financial advisory services in connection with the potential sale of the Company. At the meeting of the Company Board on December 20, 2009, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that, as of that date, based upon and subject to the limitations, qualifications and assumptions set forth in the written opinion, the $93.50 per Share to be received by holders of Shares in the Offer and the Merger, pursuant to the Merger Agreement, was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated December 20, 2009, which sets forth among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex B hereto. Shareholders are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Company Board and addresses only the fairness, from a financial point of view, of the consideration to be received by the holders of Shares in the Offer and the Merger, pursuant to the Merger Agreement, as of the date of the opinion. Morgan Stanley’s opinion does not address any other aspect of the transactions contemplated by the Merger Agreement and does not constitute a recommendation to any holder of Shares as to whether to tender such Shares in the Offer, or as to how to vote at any shareholders meeting held in connection with the Merger. The summary of the opinion of Morgan Stanley set forth in this Statement is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	Reviewed certain publicly available financial statements and other business and financial information of the Company;

•	Reviewed certain financial and operating data concerning the Company;

•	Reviewed certain financial projections prepared by the management of the Company;

•	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	Reviewed the reported prices and trading activity for the Shares;

•

Compared the financial performance of the Company and the price and trading activity of the Shares with that of certain other publicly-traded companies comparable with the Company and their securities;

•	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	Participated in certain discussions and negotiations among representatives of the Company and sanofi and their financial and legal advisors;

•	Reviewed the Merger Agreement and certain related documents; and

•	Performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In rendering its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, which formed the basis of its opinion. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company.

In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Merger. Morgan Stanley is not a legal, tax, regulatory or actuarial advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of sanofi and the Company and their legal, tax, regulatory or actuarial advisors with respect to legal, tax, regulatory or actuarial matters. Morgan Stanley did not express an opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such appraisals.

Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it, as of December 20, 2009. Events occurring after December 20, 2009 may affect Morgan Stanley’s opinion and the assumptions used in preparing it. Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated December 20, 2009. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Historical Share Price Performance. Morgan Stanley reviewed the Share price performance and compared various metrics to the Offer Price.

Morgan Stanley observed that the Shares closed at $63.19 per Share (the “November 4th Price”) on November 4, 2009 (the day prior to the Company’s receipt of sanofi’s proposal letter) and compared that to the consideration to be received by holders of Shares in the Offer and Merger of $93.50 per Share. Morgan Stanley noted that the implied premium of the consideration to be received by holders of Shares in the Offer and Merger of $93.50 per Share when compared to the November 4th Price was 48.0%.

Morgan Stanley also observed that the Shares closed at $69.98 per Share (the “December 18th Price”) on December 18, 2009 (the last trading day prior to the announcement of the execution of the Merger Agreement) and compared that to the consideration to be received by holders of Shares in the Offer and Merger of $93.50 per Share. Morgan Stanley noted that the implied premium of the consideration to be received by holders of Shares in the Offer and Merger of $93.50 per Share when compared to the December 18th Price was 33.6%.

The following table presents various prices observed in the market for the Shares and the implied premium of the Offer Price to such market observed price:

	November 4th	December 18th	52-Week High[2]	All-Time High[2]	1-Month Average[2]	3-Month Average[2]	6-Month Average[2]
Price	$63.19	$69.98	$71.95	$82.17	$67.64	$65.93	$64.99
Offer Price Implied Premium	48.0%	33.6%	30.0%	13.8%	38.2%	41.8%	43.9%

Securities Research Analysts’ Future Price Targets. Morgan Stanley reviewed the public market trading price targets for the Shares prepared and published by securities research analysts prior to December 16, 2009. These targets reflected each analyst’s estimate of the future public market trading price of the Shares. The range of equity analyst price targets for the Company was $63 per Share to $78 per Share. Morgan Stanley discounted the analysts’ price targets back to the present to arrive at a range of present values of these targets. Morgan Stanley’s analysis of the present value of securities research analysts’ future price targets implied a value per Share in the range of approximately $57 per Share to $72 per Share.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for the Shares and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Discounted Equity Value Analysis. Morgan Stanley performed an illustrative analysis of the present value of the Company’s theoretical implied future equity value, both in the aggregate and per Share. In performing the discounted equity value analysis, Morgan Stanley applied the earnings per share estimate for fiscal year 2014, based on Company management forecasts, to price-to-earnings (“P/E”) ratios ranging from 13.0x to 17.0x and multiplied the result by the number of projected Shares outstanding in order to estimate the equity value contributed from earnings. In addition, Morgan Stanley added the projected 2014 net cash balance to the equity value contributed from earnings in order to estimate total future equity value. The estimated total future equity value was then discounted to present value and divided by the current number of fully-diluted Shares outstanding, implying equity values ranging from approximately $72 per Share to $89 per Share.

[2]	Prior to announcement of the execution of the Merger Agreement.

Peer Group Comparison. Morgan Stanley compared certain financial information of the Company with publicly-available information for peer group companies that operate in and are exposed to similar lines of business as the Company, namely companies in (i) the large capitalization health and personal care peer group and (ii) the mid and small capitalization health and personal care peer group. The peer group of large capitalization health and personal care companies included:

•	Colgate-Palmolive Company

•	Clorox Corporation

•	The Procter & Gamble Company

•	Reckitt Benckiser Group plc

The peer group of mid and small capitalization health and personal care companies included:

•	Alberto-Culver Company

•	Church & Dwight Co., Inc.

•	Energizer Holdings, Inc.

•	Prestige Brands Holdings, Inc.

•	SSL International plc

•	WD-40 Company

For this analysis, Morgan Stanley analyzed the following statistics for each of these companies, as of December 15, 2009 and based on estimates for the peer group companies provided by I/B/E/S and public filings:

•

The ratio of aggregate value, defined as market capitalization plus total debt plus minority interests less cash and cash equivalents (“Aggregate Value” or “AV”), to estimated calendar year 2010 earnings before interest, taxes, depreciation and amortization (“EBITDA”)[3];

•	The ratio of price to estimated calendar year 2010 earnings; and

•

The ratio of equity value, defined as market capitalization (“Equity Value” or “EV”), to last twelve months (“LTM”) adjusted free cash flow (defined as cash flow from operations, excluding the impact of changes in working capital, less capital expenditures) (“Adjusted FCF”).

[3]	The calculation of EBITDA utilized by Morgan Stanley in its analyses did not add back non-cash amortization of stock-based compensation expense.

Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected a representative range of financial multiples of the comparable companies and applied this range of multiples to the relevant Company financial statistic. For purposes of estimated fiscal year 2010 EBITDA and fiscal year 2010 earnings, Morgan Stanley utilized financial forecasts prepared by Company management. For LTM Adjusted FCF, Morgan Stanley utilized LTM Adjusted FCF, as of August 31, 2009 (the last publicly disclosed financials). Based on the Company’s current outstanding Shares and Options, Morgan Stanley estimated the implied value per Share as of December 16, 2009 as follows:

Ratio	Company Financial Statistic	Comparable Company Multiple/Yield Statistic Range	Implied Value Per Share
Aggregate Value to Estimated Fiscal 2010 EBITDA	$168.8MM	8.0x - 10.0x	$54 - $71
Equity Value to Estimated Fiscal 2010 Earnings	$4.62 per Share	13.0x - 17.0x	$60 - $79
Equity Value to LTM Adjusted FCF	$110.5MM	6.0% - 9.0%	$64 - $92

No company in the peer group comparison analysis is identical to the Company. In evaluating the peer group, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using peer group data.

Analysis of Selected Precedent Transactions. Using publicly available information, Morgan Stanley reviewed the terms of selected precedent transactions in which the targets were companies or divisions that operate in and/or were exposed to similar lines of business as the Company.

Morgan Stanley reviewed the price paid and calculated the ratio of Aggregate Value to LTM EBITDA and LTM Revenue (based on publicly available information), of 20 selected transactions in the over-the-counter (“OTC”) and personal care sectors since October 1, 2000 (listed below). Based on its analysis of these transactions, Morgan Stanley selected a representative range of financial multiples implied by the precedent transactions and applied this range of multiples to the relevant Company financial statistic to imply a value per Share based on such range of multiples.

For this analysis Morgan Stanley reviewed the following transactions:

OTC Precedent Transactions

Acquiror	Target	Announcement Date
GlaxoSmithKline plc	Stiefel Laboratories, Inc.	April 20, 2009
Church & Dwight Co. Inc.	Del Pharmaceuticals, Inc.	April 1, 2008
Reckitt Benckiser Group plc	Adams Respiratory Therapeutics Inc.	December 10, 2007
GlaxoSmithKline plc	CNS Inc.	October 9, 2006
Chattem, Inc.	Johnson & Johnson Brands	October 5, 2006
Johnson & Johnson	Pfizer Consumer Health Limited	June 26, 2006
Reckitt Benckiser Group plc	Boots Healthcare International Ltd.	October 7, 2005
Medtech	Prestige Brands Holdings Inc.	February 12, 2004
GTCR Golder Rauner, LLC	Medtech	January 16, 2004

Personal Care Precedent Transactions

Acquiror	Target	Announcement Date
Alberto Culver Co.	Simple Health & Beauty Limited	December 14, 2009
Unilever plc	Sara Lee Corp. (Personal Care)	September 25, 2009
Unilever plc	Tigi	July 26, 2008
Clorox Corporation	Burt’s Bees, Inc.	October 31, 2007
Energizer Holdings Inc.	Playtex Products Inc.	July 12, 2007
Procter & Gamble Co.	Gillette Co.	January 27, 2005
Henkel AG & Co.	Dial Corporation	December 13, 2003
Procter & Gamble Co.	Wella AG	March 18, 2003
Procter & Gamble Co.	Clairol, Inc.	May 21, 2001
Church & Dwight Co. Inc.	Carter Wallace, Inc.	May 8, 2001
SmithKline Beecham Plc	Block Drug Co., Inc.	October 9, 2000

The following table summarizes Morgan Stanley’s analysis:

Ratio	Company Financial Statistic	Comparable Company Multiple/Yield Statistic Range	Implied Value Per Share
Aggregate Value to Estimated Fiscal 2009 Revenue	$462.0MM	3.5x - 5.0x	$67 - $99
Aggregate Value to Estimated Fiscal 2009 EBITDA	$164.0MM	9.0x - 17.0x	$60 - $119

No company utilized in the selected precedent transactions analysis is identical to the Company, nor is any transaction listed identical to the transactions contemplated by the Merger Agreement. In evaluating the transactions listed above, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable transaction data.

Discounted Cash Flow Analysis. Morgan Stanley performed a discounted cash flow analysis as of November 30, 2009, which is an analysis of the present value of projected unlevered free cash flows using terminal year Aggregate Value to EBITDA multiples based on projected EBITDA. Morgan Stanley analyzed the Company’s business using publicly-available information, information obtained from discussions with Company management and certain financial forecasts prepared by Company management for the fiscal years 2009 through 2014. The terminal value was calculated by applying terminal multiples ranging from 9.5x to 10.5x fiscal year 2014 EBITDA, as estimated by Company management. In addition, Morgan Stanley estimated the net present value of the tax savings provided by the deductible amortization of intangibles related to certain historical business activities of the Company and added such value to the total value estimated in this analysis. For purposes of this analysis, Morgan Stanley calculated the Company’s discounted unlevered free cash flow value using discount rates ranging from 7.0% to 8.0%. The range of discount rates was selected based upon an analysis of the Company’s weighted average cost of capital and on the experience and judgment of Morgan Stanley. The discounted cash flow analysis implied a range of $82 per Share to $92 per Share.

Leveraged Buyout Analysis. Morgan Stanley performed an illustrative leveraged buyout analysis to estimate the theoretical purchase price that a financial buyer could pay in an acquisition of the Company. Morgan Stanley took into account the potential pro forma capital structure of the Company that might result from financing such acquisition under customary market terms, assuming that such a financial buyer would attempt to realize a return on its investment in calendar year 2014. Estimated financial data for the Company was based on certain financial forecasts prepared by Company management for the fiscal years 2009 through 2014. Estimated exit values for the Company were calculated by applying an exit value multiple of 10.0x fiscal year 2010 EBITDA, as estimated by Company management. Morgan Stanley then derived a range of theoretical purchase prices based on an assumed required internal rate of return for a financial buyer of between 20% and 25%. This analysis implied a value range of $55 per Share to $61 per Share.

In connection with the review of the transaction contemplated by the Merger Agreement by the Company Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of its opinion given in connection therewith. The preparation of a financial opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of Morgan Stanley’s analysis of the fairness from a financial point of view of the consideration to be received by the holders of Shares in the Offer and Merger, pursuant to the Merger Agreement, and were conducted in connection with the delivery of Morgan Stanley’s opinion to the Company Board. These analyses do not purport to be appraisals or to reflect the prices at which the Shares might actually trade. The consideration to be received by the holders of the Shares and other terms of the Merger Agreement were determined through arm’s-length negotiations between the Company and sanofi and were approved by the Company Board. Morgan Stanley provided advice to the Company during such negotiations; however, Morgan Stanley did not recommend any specific consideration to the Company or that any specific consideration constituted the only appropriate consideration for the proposed transaction. In addition, as described above under the heading “—Reasons for the Recommendation,” Morgan Stanley’s opinion and presentation to the Company Board was one of many factors taken into consideration by the Company Board in making their decision to approve the Merger Agreement. Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of the Company Board with respect to the consideration or the value of the Company, or of whether the Company Board would have been willing to agree to a different consideration.

The Company Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise and its knowledge of the business affairs of the Company. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of sanofi, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument. In the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services to sanofi unrelated to the Merger. Morgan Stanley may also seek to provide such services to sanofi in the future and expects to receive fees for the rendering of such services.

Pursuant to the terms of its engagement letter, Morgan Stanley provided financial advisory services and a financial fairness opinion to the Company Board in connection with the transaction, and the Company agreed to pay Morgan Stanley a fee in the range of $21-23 million, a substantial portion of which is contingent upon the consummation of the Merger, in connection with the transaction. The Company has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

(c) Intent to Tender.

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power into the Offer, other than Shares issuable upon exercise of Options.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Company has retained Morgan Stanley as its financial advisor in connection with the Offer and the Merger.

Additional information pertaining to the retention of Morgan Stanley is set forth in Item 4(b) under the heading “—Opinion of the Company’s Financial Advisor.”

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth below, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the Company.

Name	Date	Number of Shares Acquired	Price per Share	Transaction Type
Zan Guerry	12/28/2009	8,716	$42.09	(1)
Ruth W. Brinkley	12/16/2009	14	0	(2)
Gary D. Chazen	12/16/2009	14	0	(2)
Philip H. Sanford	12/16/2009	14	0	(2)
Bill W. Stacy	12/16/2009	14	0	(2)
Samuel E. Allen	12/1/2009	1,000	$4.66	(3)
Samuel E. Allen	12/1/2009	500	$6.97	(3)
Samuel E. Allen	12/1/2009	1,000	$13.55	(3)
Samuel E. Allen	12/1/2009	1,000	$15.01	(3)
Samuel E. Allen	12/1/2009	500	$27.25	(3)
Samuel E. Allen	12/1/2009	1,000	$37.06	(3)
Samuel E. Allen	12/1/2009	1,000	$43.78	(3)
Samuel E. Allen	12/1/2009	1,000	$59.73	(3)
Ruth W. Brinkley	12/1/2009	394	0	(2)
Gary D. Chazen	12/1/2009	470	0	(2)
Philip H. Sanford	12/1/2009	455	0	(2)
Bill W. Stacy	12/1/2009	394	0	(2)

(1)	Mr. Guerry exercised Options to purchase 25,000 Shares for a price of $42.09 per Share, 16,284 of which, valued at $93.25—the fair market value of the Shares on the date of exercise—were used to pay the exercise price of the Options as well as withholding taxes owed by Mr. Guerry in connection with the exercise of the Options. The number of Shares reported as acquired is the net increase in Shares held by Mr. Guerry as a result of the transactions.
(2)	Shares issued to director pursuant to the 1999 Stock Option Plan for Non-Employee Directors in lieu of cash director fees.
(3)	Shares issued in connection with the exercise of Options.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

(a) Regulatory Approvals.

United States Antitrust Compliance.

Under the HSR Act and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have been satisfied. These requirements apply to sanofi’s and Merger Sub’s purchase of the Shares in the Offer. The Merger will not require an additional filing under the HSR Act if sanofi and Merger Sub own more than 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The HSR Act provides for an initial 15 calendar day waiting period following the FTC’s and the Antitrust Division’s receipt of sanofi’s Premerger Notification and Report Forms before sanofi and Merger Sub may purchase Shares in the Offer. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 P.M. of the next business day. Sanofi filed Premerger Notification and Report Forms with the FTC and the Antitrust Division for review in connection with the Offer on January 8, 2010. The initial waiting period applicable to the purchase of Shares will expire at 11:59 P.M. on January 25, 2010, unless the waiting period is earlier terminated by the FTC and Antitrust Division or extended by a request from the FTC or Antitrust Division for additional information or documentary material from sanofi prior to that time. If, before expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the

Antitrust Division issues a request for additional information or documentary material from sanofi, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date of sanofi’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with sanofi’s consent. The FTC or Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration.

At any time before or after the purchase of the Shares by Merger Sub, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers either necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, the divestiture of the Shares purchased in the Offer or the divestiture of substantial assets of Merger Sub, sanofi or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under antitrust laws under certain circumstances.

Other Foreign Competition Law Filings.

The Company’s and sanofi’s products are offered in a number of foreign countries. In connection with the purchase of the Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. The Company believes that the Company, Merger Sub and/or sanofi will be required to make such a notification/filing in Italy to the Italian Competition Authority (Autorità Garante della Concorrenza e del Mercato) under Law no. 287 of October 10th, 1990, as amended (“Italian Law”).

Under Italian Law, the purchase of the Shares in the Offer may not be consummated until sanofi files a merger notification to the Italian Competition Authority (the “Authority”) including certain required information about sanofi and the Company and certain documentary material concerning the Offer. Italian Law provides for an initial 30 calendar day review period following receipt of a complete notification, which can be extended by 45 additional calendar days if the Authority opens a Phase II, in-depth investigation. Under Italian Law, there is no automatic suspension of a notified transaction pending approval by the Authority. A suspension obligation can be imposed if the Authority opens a Phase II investigation and issues an express order prohibiting the consummation of the Merger.

(b) Top-Up Option.

The Company has granted sanofi an irrevocable option (the “Top-Up Option”) to purchase from the Company up to that number of newly issued Shares (the “Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares owned by sanofi or any of its subsidiaries immediately following consummation of the Offer, constitutes one Share more than 90% of the Shares then outstanding on a fully-diluted basis (as defined in the Merger Agreement), after giving effect to the issuance of the Top-Up Shares, for consideration per Top-Up Share equal to the Offer Price.

(c) State Anti-Takeover Statutes.

Tennessee Business Combination Act.

Section 48-103-205 of the Tennessee Business Combination Act (the “BCA”) prohibits an “interested shareholder” (generally, a shareholder owning 10% or more of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who at any time in the preceding five years owned 10% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include a merger and certain other transactions) with a resident domestic corporation for a period of five years following the date on which such shareholder became an interested shareholder unless the business combination or the transaction which resulted in the shareholder becoming an interested shareholder is approved by the board of directors of the subject corporation before the interested shareholder’s share acquisition date and the proposed business combination otherwise satisfies any additional applicable requirements imposed by law and by the charter and bylaws of the subject corporation or the business combination is otherwise exempt from the provisions of the BCA. The Company Board approved the Offer and purchases of tendered Shares by either sanofi or Merger Sub or their affiliates, and consequently, the provisions of the Section 48-103-205 of the BCA do not prohibit the Offer or the Merger.

Tennessee Investor Protection Act.

Section 48-103-103 of the Tennessee Investor Protection Act (“IPA”) prohibits an offeror who owns 5% or more of any class of equity securities of the offeree company, if any of such securities were purchased within one year before the proposed takeover offer, from making a “takeover offer” unless the offeror, before making such purchase, has (i) made a public announcement of its intentions with respect to changing or influencing the management or control of the offeree company, (ii) made a full, fair and effective disclosure of such intentions to the persons from whom the offeror intends to acquire such securities and (iii) filed with the Tennessee Commissioner of Commerce and Insurance and the offeree company a statement signifying such intentions and containing such additional information as the commissioner by rule prescribes. Under the IPA, a takeover offer does not include an offer made on substantially equal terms to all shareholders and as to which the offeree company, acting through its board of directors, has recommended acceptance to such shareholders, if the terms thereof, including any inducements to officers or directors which are not available to all shareholders, have been disclosed to such shareholders. The Offer has been made on substantially equal terms to all of the Company’s shareholders, such terms have been disclosed to such shareholders and the Company Board has recommended acceptance of the Offer to the Company shareholders. Consequently, the Offer does not constitute a takeover offer within the meaning of the IPA, and the provisions of the IPA do not prohibit the Offer or the Merger.

Tennessee Control Share Acquisition Act.

The Tennessee Control Share Acquisition Act (the “CSAA”) provides that the shares of certain Tennessee corporations acquired by an acquiring person in a “control share acquisition” that exceeds the threshold of voting power of any of the various ranges specified in Section 48-103-302(4) shall be subject to restricted voting rights. Pursuant to Section 48-103-310, the CSAA is applicable only if the subject corporation’s charter or bylaws contain an express declaration that control share acquisitions in respect of the shares of the subject corporation are governed by and subject to the provisions of the CSAA. The Company’s charter and bylaws do not contain such declaration and, accordingly, the CSAA is not applicable to the Company.

(d) Anti-Takeover Provisions of the Company’s Charter.

The Company’s charter provides that certain business combinations (as defined in the Company’s charter) require supermajority voting approval from shareholders, including supermajority voting approval from shares that are not owned by an interested shareholder (as defined in the Company’s charter). These supermajority voting requirements do not apply if the business combination has been approved by a majority of the Company’s continuing directors (as defined in the Company’s charter) at a meeting at which a continuing director quorum (as defined in the Company’s charter) is present. The Company Board has unanimously approved the Offer and the Merger and related transactions and therefore, the supermajority voting provisions contained in the Company’s charter do not apply to the Offer and the Merger.

(e) Short-Form Merger and Vote Required to Approve the Merger.

If, pursuant to the Offer and the Top-Up Option, if exercised, Merger Sub acquires Shares which, together with Shares beneficially owned by sanofi, Merger Sub and their affiliates, constitute at least 90% of the outstanding voting Shares on a fully-diluted basis (as defined in the Merger Agreement), Merger Sub intends to effect a “short-form” merger pursuant to Section 48-21-105 of the Tennessee Business Corporation Act (the “TBCA”). Section 48-21-105 of the TBCA provides that if Merger Sub owns at least 90% of the outstanding voting Shares of the Company, Merger Sub may merge itself into the Company without approval of the shareholders of the Company. In order to accomplish a “short-form” merger, (i) the board of directors of Merger Sub must adopt a plan of merger containing the information required under Section 48-21-105 of the TBCA, (ii) Merger Sub must mail a copy or summary of the plan of merger to each shareholder of the Company and (iii) Merger Sub must deliver articles of merger to the Secretary of State of the State of Tennessee no earlier than one month after the date that the copy or summary of the plan of merger was mailed to the remaining shareholders of the Company. Accordingly, a copy of the Merger Agreement, which includes the plan of merger, is attached as Annex A hereto. Under Section 48-21-105 of the TBCA, such a merger of Merger Sub with and into the Company would not require the approval or any other action on the part of the Company Board or the shareholders of the Company.

If, pursuant to the Offer, Merger Sub acquires Shares which, together with the Shares beneficially owned by sanofi, Merger Sub and their affiliates, constitute less than 90% of the outstanding Shares, then a vote of the Company’s shareholders will be required to effect the Merger. In such case, the affirmative vote of a majority of votes entitled to be cast at a meeting of the Company’s shareholders at which a quorum is present will be required to approve the Merger under the TBCA. If a vote of the Company’s shareholders is required to approve the Merger, the Company will, as soon as practicable after consummation of the Offer, call, give notice of and hold a meeting of the Company’s shareholders to vote on approval of the Merger Agreement.

(f) Dissenters’ Rights.

No dissenters’ rights are available under Section 48–23–102 of the TBCA in connection with the Offer. Company shareholders who sell Shares in the Offer will not be entitled to exercise dissenters’ rights with respect thereto, but, rather, will receive the Offer Price.

Furthermore, no dissenters’ rights are available under Section 48–23–102 of the TBCA in connection with the Merger, unless the Shares are no longer listed on Nasdaq on the date of the consummation of the Merger. If the Shares are delisted from Nasdaq prior to the date of the consummation of the Merger such that holders of the Shares are entitled to dissenters’ rights in connection with the Merger, such holders will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before they have to take any action relating thereto.

(g) Projections Disclosure.

In connection with sanofi’s due diligence review of the Company, the Company provided sanofi with projections of the Company’s operating performance for fiscal years 2009 and 2010 (the “Projections”). The Projections were also provided to Morgan Stanley for use in connection with its financial analysis. In addition, the Company provided Morgan Stanley with certain internal financial analyses and forecasts for the Company, which were in addition to the Projections, and certain probabilities assigned to the likelihood that the forecasts will be achieved, prepared by Company management for use by Morgan Stanley in connection with its financial analysis.

The Company does not, as a matter of course, publicly disclose long-term forecasts or projections as to the Company’s future financial performance due to, among other reasons, the uncertainty of the underlying assumptions and estimates. The Projections were not prepared with a view to public disclosure and are included in this Statement only because such information was made available to Morgan Stanley and to sanofi in connection with its due diligence review of the Company. Some of the Projections were not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), as applied by the Company at the time the Projections were made and were not prepared with a view to compliance with published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, the Company’s registered public accounting firm has not examined, compiled or otherwise applied procedures to the Projections and accordingly, assume no responsibility for them. The Projections included in this Statement have been prepared by, and are the responsibility of, Company management. The Projections were prepared solely for internal use in support of strategic planning and are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments.

In compiling the projections, Company management took into account historical performance, combined with estimates regarding revenues, expenses, operating income, EBITDA and capital spending. Although the Projections are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events made by Company management that Company management believed were reasonable at the time the Projections were prepared. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results. In addition, factors such as industry performance, the market for the Company’s existing and new products and services, and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of Company management, may cause the Projections or the underlying assumptions not to be reflective of actual future results. In addition, the Projections do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the Merger or any changes to the Company’s operations or strategy that may be implemented after the Merger is consummated. Accordingly, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those contained in the Projections. The inclusion of this information should not be regarded as an indication that sanofi, Morgan Stanley or any other recipient of this information considered, or now considers, the information to be predictive of actual future results.

Readers of this Statement are cautioned not to place undue reliance on the specific portions of the Projections set forth below. No one has made or makes any representation to any shareholder or anyone else regarding the information included in the Projections. For the foregoing reasons, as well as the bases and assumptions on which the Projections were compiled, the inclusion of specific portions of the Projections in this Statement should not be regarded as an indication that such Projections will be an accurate prediction of future events, and they should not be relied on as such. The Company has prepared from time to time in the past, and may continue to prepare in the future, internal financial forecasts that reflect various estimates and assumptions that change from time to time. Accordingly, the Projections provided in conjunction with the Offer and the Merger may differ from these projections. The Company does not intend to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error or no longer appropriate.

As referred to below, EBITDA is a financial measure commonly used in the consumer healthcare industry but is not defined under GAAP. The EBITDA data presented below may not be comparable to similarly titled measures of other companies. The Company considers EBITDA an important indicator of its operational strength and performance, including its ability to pay interest, service debt and fund capital expenditures. The Company believes EBITDA provides investors with a useful measure of the Company’s ongoing operating performance. Further, EBITDA is one measure used in the calculation of certain ratios to determine the Company’s compliance with its existing credit facility. The Company’s presentation of EBITDA is not a measurement of financial performance and liquidity under GAAP and should not be considered as an alternative to net income, income from operations or any performance measures derived in accordance with GAAP, or as an alternative to cash flows provided by operating, investing or financing activities as a measure of liquidity.

As referred to below, adjusted earnings per share (“Adjusted EPS”) is a financial measure used in the consumer healthcare industry but not defined under GAAP. Adjusted EPS should not be considered in isolation or as a substitute for earnings per share (“EPS”) or net income presented in accordance with GAAP as a measure of the Company’s profitability or liquidity. The Adjusted EPS data presented below may not be comparable to similarly titled measures of other companies as companies may make different adjustments to EPS to determine and report adjusted earnings per share.

The Projections for the fiscal years 2009 and 2010 are as follows:

	Fiscal Year Ending November 30,
	2009E (in millions, other than Adjusted EPS)	2010E (in millions, other than Adjusted EPS)
Gross Revenues	$521.6	$544.0
Net Revenues	$465.8	$485.0
EBITDA	$172.2	$180.0
Adjusted EPS	$4.84	—[4]

The Projections were originally derived from the Company’s strategic planning process and the ongoing operational management of the Company’s products. The key assumptions underlying the Projections include:

•	An increase in revenues for fiscal 2010 of 4%;

•

Moderate increases in (i) advertising and promotion expense, on an absolute dollar basis and as a percentage of total revenues, and (ii) selling, general and administrative expenses, consistent as a percentage of total revenues but increasing on an absolute dollar basis in support of the estimated growth in revenues; and

•

Utilization of free cash flow for the early extinguishment of certain outstanding debt and the adoption of a new accounting pronouncement (FSP 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)) related to the Company’s outstanding Convertible Senior Notes (as defined below) that will increase GAAP reported interest expense.

Reconciliation of EBITDA to Net Income

The Company’s Projections include a projection of the Company’s EBITDA. EBITDA, as defined by the Company, is net income before interest, taxes, depreciation and amortization, which includes the amortization of stock-based compensation. Although not determined at the time the Projections were provided to sanofi or Morgan Stanley, the Company would also include any non-cash brand impairment as a reconciling item to net income to arrive at EBITDA. During fiscal 2009, the Company estimates that a brand impairment of approximately $38.0 million may result after completion of its annual fair value brand impairment analysis as required by GAAP. EBITDA is not a financial measurement prepared in accordance with GAAP.

EBITDA should not be considered as a substitute for net income, income from operations or any performance measures derived in accordance with GAAP. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, EBITDA presented by the Company may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between EBITDA and net income, a financial measurement prepared in accordance with GAAP, is set forth below. The Company did not provide this reconciliation to sanofi in connection with its due diligence review or Morgan Stanley. This reconciliation has been provided to sanofi in connection with the preparation of the Offer to Purchase. This reconciliation is included in this document pursuant to SEC rules.

[4]	Company management projected that 2010 Adjusted EPS would increase by approximately 10% from 2009 Adjusted EPS.

	2009E (in millions)	2010E (in millions)
GAAP Net Income	$87.5	$89.2
Income tax expense	49.2	51.2
Interest expense, net	22.4	24.1
Depreciation and amortization	13.1	15.5

EBITDA	$172.2	$180.0

Reconciliation of Adjusted EPS to EPS

The Company’s Projections include a projection of the Company’s Adjusted EPS. Adjusted EPS, as defined by the Company, is net income (excluding debt extinguishment, income taxes and stock-based compensation) per Share. Adjusted EPS is not a financial measurement prepared in accordance with GAAP.

Adjusted EPS should not be considered as a substitute for EPS prepared in accordance with GAAP. Because Adjusted EPS excludes certain items that affect net income and may vary among companies, the Adjusted EPS presented by the Company may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between Adjusted EPS and EPS, a financial measurement prepared in accordance with GAAP, is set forth below. The Company did not provide this reconciliation to sanofi in connection with its due diligence review or Morgan Stanley. This reconciliation has been provided to sanofi in connection with the preparation of the Offer to Purchase. This reconciliation is included in this document pursuant to SEC rules.

2009E (in millions, other than GAAP EPS and Adjusted EPS)
GAAP Net Income	$87.5
Loss on early extinguishment of debt	1.5
Stock compensation expense	7.8
Income taxes	(3.4)

Adjusted Net Income (Non-GAAP)	$93.4

GAAP EPS[5]	$4.53

Adjusted EPS[5] (Non-GAAP)	$4.84

(h) Treatment of the Company’s Debt.

The Company’s 2% Convertible Senior Notes due 2013 and 1.625% Convertible Senior Notes due 2014 (together, the “Convertible Senior Notes”) will be treated in accordance with the terms of their respective Indentures and will be converted only for cash and the Company’s 7% Senior Subordinated Notes due 2014 (the “7% Senior Subordinated Notes”) will be redeemed on or prior to the Effective Time. The Merger Agreement contemplates that the Company will repay all outstanding amounts under the Company’s Credit Agreement (the “Credit Agreement”) and will seek to unwind certain hedge agreements and warrants entered into in connection with the Convertible Senior Notes in a cash settlement. Sanofi will provide the Company, following consummation of the Offer, with the funds required to (i) make payments with respect to the Convertible Senior Notes, (ii) redeem the 7% Senior Subordinated Notes, (iii) pay all outstanding amounts under the Credit Agreement and (iv) pay amounts owed in connection with the unwinding of the hedge agreements and warrants, if any.

[5]	Per Share amounts calculated assuming 19,300,000 Shares outstanding on a fully-diluted basis.

The foregoing description of the treatment of the Company’s debt does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Annex A hereto and is incorporated herein by reference.

(i) Bylaw Amendment.

In connection with the Merger Agreement, the Company agreed to amend its Amended and Restated Bylaws, as amended (the “Bylaws”), effective upon sanofi’s request but no sooner than the consummation of the Offer. Pursuant to the Merger Agreement, upon consummation of the Offer, sanofi will be entitled to designate 50% of the members of the Company Board. The amendment to the Bylaws will (i) fix the size of the Company Board at eight directors, (ii) change the voting requirements such that any act of the Company Board or any committee of the Company Board requires the affirmative vote of at least a majority of the directors constituting the entire Company Board or committee of the Company Board and (iii) change the quorum requirements such that at least 50% of the directors present for the purposes of determining a quorum at any meeting of the Company or any committee thereof must be sanofi’s designees.

The foregoing description of the amendment to the Bylaws does not purport to be complete and is qualified in its entirety by reference to the amendment, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

(j) Rights Agreement Amendment.

In connection with the Merger Agreement and the transactions contemplated thereby, the Company amended the Rights Agreement (the “Rights Agreement Amendment”) to provide that (i) none of sanofi, Merger Sub or their subsidiaries, affiliates or associates shall be an Acquiring Person (as defined in the Rights Agreement) under the Rights Agreement by reason of the adoption, approval, execution, delivery, announcement or consummation of the transactions contemplated by the Merger Agreement (an “Exempt Event”), (ii) neither a “Stock Acquisition Date” nor a “Distribution Date” (each as described in the Rights Agreement) shall occur by reason of an Exempt Event, (iii) neither a “Section 11(a)(ii) Event” nor a “Section 13 Event” (each as described in the Rights Agreement) shall occur by reason of an Exempt Event and (iv) the “Final Expiration Date” shall be extended to the earlier of (A) 5:00 P.M. Chattanooga, Tennessee time on May 30, 2010 or (B) immediately prior to the Effective Time.

The Rights Agreement Amendment also provides that if for any reason the Merger Agreement is terminated in accordance with its terms, the Rights Agreement Amendment will be of no further force and effect and the Rights Agreement shall remain exactly the same as it existed immediately prior to the execution of the Rights Agreement Amendment.

The foregoing description of the Rights Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement Amendment, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

(k) Litigation Disclosure

Two purported class action complaints have been filed in connection with the Merger Agreement and the transactions contemplated thereby in the Chancery Court for Hamilton County, Tennessee. The first complaint, captioned Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust, Individually and On Behalf of All Others Similarly Situated v. Chattem, Inc., et al. was filed on December 22, 2009. The second complaint, captioned Schipper v. Guerry, et al., was filed on December 23, 2009. The complaints allege generally, among other things, that the members of the Company Board breached their fiduciary duties to the Company’s shareholders by advancing their personal interests ahead of those of the shareholders and by engaging in self-dealing and failing to properly value or disclose the true value of the Company. The Pirelli complaint also alleges that the Company aided and abetted the breaches of duty by the Company Board and the Schipper complaint brings a similar aiding and abetting charge against sanofi.

The complaints seek generally an injunction preventing the transactions contemplated by the Merger Agreement from being consummated or, to the extent any such transactions are consummated, that such transactions be rescinded and set aside. Plaintiffs in each action seek costs and disbursements in conjunction with the actions, including attorneys’ fees, and Schipper seeks compensatory damages against defendants, both individually and severally.

On January 6, 2010, plaintiff in the Pirelli action moved to consolidate the actions and appoint its counsel as lead counsel in the consolidated action. On January 8, 2010, the Company and the Company Board moved to dismiss the Pirelli action for failure to state a claim and to stay discovery pending the resolution of the motion to dismiss. Also on January 8, 2010, plaintiff in the Pirelli action moved for limited expedited discovery for the purpose of facilitating an expedited application for a temporary restricting order. The Company believes that the claims asserted by the plaintiffs are wholly without merit and intends to defend vigorously against these actions.

(l) Cautionary Note Regarding Forward-Looking Statements

This Statement contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words, “believes,” “expects,” “anticipates,” “plans,” “estimates” or similar expressions. Examples of forward-looking statements in this Statement include references to our announced transaction with sanofi. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on beliefs and assumptions of management, which in turn are based on currently available information. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include, but are not limited to, the risk factors disclosed in our Annual Report on Form 10-K for the year ended November 30, 2008, as added or revised by our subsequent Quarterly Reports on Form 10-Q, under the caption “Risk Factors” and unexpected delays or impediments to the announced transaction with sanofi. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these in light of new information or future events.

Item 9.	Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated January 11, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(2)	Letter of Transmittal, dated January 11, 2010 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Joint press release issued by the Company and sanofi, dated December 21, 2009 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2009).

(a)(4)	Letter to shareholders of the Company, dated January 11, 2010 (included in Statement mailed to Company shareholders).

(a)(5)	Opinion of Morgan Stanley & Co. Incorporated, dated December 20, 2009 (included as Annex B to Statement mailed to Company shareholders).

(a)(6)	Letter to employees of the Company, dated January 11, 2010.

Exhibit No.	Description

(e)(1)	Agreement and Plan of Merger, dated as of December 20, 2009, among sanofi, Merger Sub and the Company (included as Annex A to Statement mailed to Company Shareholders).

(e)(2)	Confidentiality Agreement, dated as of November 23, 2009, by and between the Company and sanofi.

(e)(3)	Form of Amendment to the Company’s Amended and Restated Bylaws, as amended (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 23, 2009).

(e)(4)	First Amendment to the Rights Agreement, dated as of December 21, 2009, between the Company and SunTrust Bank, Atlanta, as rights agent (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 23, 2009).

(e)(5)	Amended and Restated Employment Agreement, dated July 8, 2008, by and between the Company and Zan Guerry (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed by the Company with the SEC on July 10, 2008).

(e)(6)	Second Amended and Restated Severance Agreement, dated July 8, 2008, by and between the Company and Zan Guerry (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed by the Company with the SEC on July 10, 2008).

(e)(7)	Form of Amended and Restated Non-Competition and Severance Agreement Robert E. Bosworth and Theodore K. Whitfield, Jr. (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed by the Company with the SEC on July 10, 2008).

(e)(8)	Form of Non-Competition and Severance Agreement - Robert B. Long (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q filed by the Company with the SEC on July 10, 2008).

(e)(9)	Amendment, dated December 20, 2009, to Amended and Restated Employment Agreement, dated July 8, 2008, by and between the Company and Zan Guerry.

(e)(10)	Amendment, dated December 20, 2009, to Second Amended and Restated Severance Agreement, dated July 8, 2008, by and between the Company and Zan Guerry.

(e)(11)	Amendment, dated December 20, 2009, to Second Amended and Restated Non-Competition and Severance Agreement, dated July 8, 2008, by and between the Company and Robert E. Bosworth.

(e)(12)	Amendment, dated December 20, 2009, to Second Amended and Restated Non-Competition and Severance Agreement, dated July 8, 2008, by and between the Company and Theodore K. Whitfield, Jr.

(e)(13)	Amendment, dated December 20, 2009, to Non-Competition and Severance Agreement, dated July 8, 2008, by and between the Company and Robert B. Long.

(e)(14)	Form of Retention Bonus Agreement, dated December 20, 2009, by and between sanofi and each of Zan Guerry and Robert E. Bosworth.

(e)(15)	Form of Retention Bonus Agreement, dated December 20, 2009, by and between sanofi and each of Robert B. Long and Theodore K. Whitfield, Jr.

Annex A:	Agreement and Plan of Merger, dated as of December 20, 2009, among sanofi-aventis, River Acquisition Corp. and Chattem, Inc.

Annex B:	Opinion of Morgan Stanley & Co. Incorporated, dated December 20, 2009.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHATTEM, INC.

By:	/S/ THEODORE K. WHITFIELD, JR.
Name:	Theodore K. Whitfield, Jr.
Title:	Vice President, General Counsel and Secretary

Dated: January 11, 2010

Annex A

AGREEMENT AND PLAN OF MERGER

Dated as of December 20, 2009

among

SANOFI-AVENTIS,

RIVER ACQUISITION CORP.

and

CHATTEM, INC.

(continued)

(continued)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 20, 2009 (this “Agreement”), is among SANOFI-AVENTIS, a French société anonyme (“Parent”), RIVER ACQUISITION CORP., a newly-formed Tennessee corporation and an indirect wholly-owned Subsidiary of Parent (“Merger Sub”), and CHATTEM, INC., a Tennessee corporation (the “Company”). Capitalized terms used in this Agreement are as defined in Section 8.12.

WHEREAS, it is proposed that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall commence a cash tender offer (such tender offer, as it may be extended, amended and supplemented from time to time as permitted by this Agreement, the “Offer”) to purchase all of the issued and outstanding shares of common stock, without par value, of the Company (the “Company Common Stock”), together with the associated Company Rights, at a price per share equal to $93.50, net to the sellers in cash (such amount or any greater amount per share paid pursuant to the Offer, the “Offer Price”);

WHEREAS, it is proposed that, on the terms and subject to the conditions set forth in this Agreement, following the consummation of the Offer, Merger Sub shall merge with and into the Company with the Company surviving as an indirect wholly-owned Subsidiary of Parent (the “Merger”), pursuant to which each outstanding share of Company Common Stock shall be converted into the right to receive the Offer Price, except for shares of Company Common Stock to be canceled pursuant to Section 2.7(b);

WHEREAS, the Board of Directors of the Company has authorized and adopted this Agreement and resolved that the Transactions, including the consummation of the Offer and the Merger, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the Tennessee Business Corporation Act (the “TBCA”) are advisable, fair to and in the best interests of the Company and the Company Shareholders;

WHEREAS in connection with the Merger Agreement and the Transactions, Parent has entered into letter agreements with certain employees of the Company regarding retention matters;

WHEREAS, the Board of Directors of Parent has authorized the consummation of the Transactions;

WHEREAS, the Board of Directors of Merger Sub has authorized and adopted this Agreement and resolved that the Transactions, including the consummation of the Offer and the Merger, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the TBCA are advisable and in the best interests of Merger Sub and its shareholder; and

WHEREAS, the Board of Directors of the Company resolved to recommend that the holders of Company Common Stock (the “Company Shareholders”) accept the Offer, tender their shares of Company Common Stock in the Offer, and, to the extent required by applicable Law, approve the Merger and this Agreement, in each case, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the receipt and adequacy of which are acknowledged, and intending to be legally bound, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

THE OFFER

Section 1.1 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Article VII, the conditions set forth in Annex A (other than clauses (a), (b) or (f) of Annex A) shall have been satisfied, or if permissible under applicable Law, waived (the conditions set forth in Annex A, the “Tender Offer Conditions”), and the Company shall have complied with its obligations under Section 1.2 hereof, Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 under the U.S. Securities Exchange Act of 1934, as amended (together with its rules and regulations, the “Exchange Act”)) the Offer, as promptly as reasonably practicable after the date of this Agreement and in any event within fifteen (15) Business Days after the date of this Agreement. Parent and Merger Sub expressly reserve the right to waive any of the Tender Offer Conditions, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided that, without the prior written consent of the Company, Parent and Merger Sub shall not:

(i) decrease the Offer Price or change the form of consideration payable in the Offer;

(ii) decrease the number of shares of Company Common Stock sought to be purchased in the Offer;

(iii) impose conditions on the Offer in addition to the Tender Offer Conditions or amend any condition in a manner adverse to the holders of Common Stock;

(iv) waive or amend the Minimum Condition;

(v) amend any other term of the Offer in a manner adverse to the Company Shareholders; or

(vi) extend the Expiration Date except as required or permitted by this Section 1.1.

The Company agrees that no shares of Company Common Stock held by the Company or any of its Subsidiaries will be tendered in the Offer.

(b) Merger Sub shall file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO with respect to the Offer on the date that the Offer is commenced, which Tender Offer Statement shall include an offer to purchase, letter of transmittal and summary advertisement and other required ancillary offer documents (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and cause the Offer Documents to be disseminated to the Company Shareholders in accordance with the applicable requirements of the Exchange Act. The Company, Parent and Merger Sub each agree promptly to correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect, and Parent and Merger Sub further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and disseminated to the Company Shareholders to the extent required by applicable Law. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents each time before any such document is filed with the SEC, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Parent and Merger Sub shall provide the Company and its counsel with (i) any comments or other communications, whether written or oral, that Parent, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Parent and Merger Sub to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with Parent and Merger Sub or their counsel in any discussions or meetings with the SEC or its staff.

(c) Subject to the terms and conditions set forth in the Offer Documents, the Offer shall remain open until midnight, New York City time, at the end of the twentieth (20th) Business Day (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the date that the Offer is commenced (the “Initial Expiration Date”) or if the period of time for which the Offer is open shall have been extended pursuant to, and in accordance with, this Section 1.1(c) or as may be required by applicable Law, the time and date to which the Offer has been so extended (the Initial Expiration Date or such later time and date to which the Offer has been extended in accordance with this Section 1.1(c), the “Expiration Date”). Notwithstanding the foregoing, (i) if, on the Expiration Date, any of the Tender Offer Conditions are not satisfied or waived, then, to the extent requested in writing by the Company no less than two (2) Business Days prior to the Expiration Date, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer from time to time for one (1) or more periods of time up to ten (10) Business Days per extension until such condition(s) has been satisfied or waived; provided, that Merger Sub shall not be required to extend the Offer beyond April 30, 2010 (the “Outside Date”); provided, further, that if the only Tender Offer Condition which has not been satisfied as of the Outside Date is the Regulatory Condition, the Outside Date shall be May 30, 2010, and (ii) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or the Offer Documents. Merger Sub shall not extend the Offer if all of the Tender Offer Conditions are satisfied or waived and it is permitted under applicable Law to accept for payment and pay for tendered shares.

(d) Subject to the terms and conditions set forth in this Agreement and to satisfaction or waiver of the Tender Offer Conditions, Merger Sub shall, and Parent shall cause it to, as soon as practicable after the Expiration Date, accept for payment and pay for all shares of Company Common Stock that have been validly tendered and not validly withdrawn pursuant to the Offer. If all of the Tender Offer Conditions are satisfied but the number of shares of Company Common Stock that have been validly tendered and not validly withdrawn in the Offer and accepted for payment, together with any shares of Company Common Stock then owned by Parent or any of its Subsidiaries, is less than 90% of the shares of Company Common Stock then outstanding on a fully-diluted basis (on a “fully-diluted basis” meaning the number of shares of Company Common Stock then issued and outstanding plus all shares of Company Common Stock which the Company may be required to issue as of such date pursuant to options (whether or not then vested or exercisable), warrants (only to the extent then exercisable or exercisable as a result of the Transactions), rights, convertible or exchangeable securities (only to the extent then convertible or exchangeable into shares of Company Common Stock) or similar obligations then outstanding), Merger Sub may, without the consent of the Company, commence a subsequent offering period (as provided in Rule 14d-11 under the Exchange Act) for three (3) to twenty (20) Business Days to acquire outstanding untendered shares of Company Common Stock. If Merger Sub commences a subsequent offering period in connection with the Offer, Merger Sub shall accept for payment and pay for all additional shares of Company Common Stock validly tendered during such subsequent offering period.

Section 1.2 Company Action.

(a) The Board of Directors of the Company, at a meeting duly called and held, has, subject to the terms and conditions set forth in this Agreement, unanimously:

(i) Determined that this Agreement and the Transactions are advisable, fair to and in the best interests of the Company and the Company Shareholders;

(ii) Adopted this Agreement and the Transactions, in all respects, and such adoption constitutes adoption of the Transactions for purposes of the applicable provisions of the TBCA and the Company Rights Plan; and

(iii) Resolved to recommend that the Company Shareholders accept the Offer, tender their shares of Company Common Stock in the Offer, and, to the extent required by applicable Law, approve the Merger and this Agreement (the “Company Recommendation”).

(b) The Company shall file with the SEC, on the day that the Offer is commenced, a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer (together with any amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 5.3(b), contains the Company Recommendation and shall promptly mail the Schedule 14D-9 to the Company Shareholders together with the Offer Documents as required by Rule 14d-9 under the Exchange Act. The Company, Parent and Merger Sub each agree promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the Company Shareholders to the extent required by applicable Law. Parent and Merger Sub shall as promptly as reasonably practicable furnish to the Company all information concerning Parent and Merger Sub that is required or reasonably requested by the Company for inclusion in the Schedule 14D-9. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 sufficiently in advance of its filing with the SEC (including any amendments or supplements thereto). The Company shall provide Parent, Merger Sub and their counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 or otherwise related to the Transactions promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of the Company to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC or its staff.

(c) In connection with the Offer, the Company shall promptly furnish (or cause its transfer agent to promptly furnish) Parent and Merger Sub with mailing labels, security position listings and any available listing or computer files containing the names and addresses of the Company Shareholders, each as of the most recent practicable date, and shall promptly furnish Merger Sub with such additional information and assistance (including updated lists of the Company Shareholders, mailing labels and lists of securities positions) as Merger Sub or its agents may reasonably request in order to communicate the Offer to the Company Shareholders. Except as required by applicable Law, and except as necessary to communicate regarding the Transactions with the Company Shareholders, Parent and Merger Sub (and their respective Representatives) shall hold in confidence the information contained in any such labels, listings and files, shall use such information solely in connection with the Transactions, and, if this Agreement is terminated or the Offer is otherwise terminated, shall promptly deliver or cause to be delivered to the Company or destroy all copies of such information, labels, listings and files then in their possession or in the possession of their Representatives.

(d) The Company shall as promptly as reasonably practicable furnish to Parent and Merger Sub all information concerning the Company that may be required or reasonably requested by Parent or Merger Sub for inclusion in the Offer Documents.

Section 1.3 Top-Up Option.

(a) The Company grants to Parent an irrevocable option (the “Top-Up Option”) to purchase from the Company up to that number of newly issued shares of Company Common Stock (the “Top-Up Option Shares”) equal to the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent or any of its Subsidiaries at the time of exercise of the Top-Up Option, would constitute one (1) share more than ninety percent (90%) of the shares of Company Common Stock then outstanding on a fully-diluted basis (on a “fully-diluted basis” meaning the number of shares of Company Common Stock then issued and outstanding plus all shares of Company Common Stock which the Company may be required to issue as of such date pursuant to options (whether or not then vested or exercisable), warrants (only to the extent then exercisable or exercisable as a result of the Transactions), rights, convertible or exchangeable securities (only to the extent then convertible or exchangeable into shares of Company Common Stock) or similar obligations then outstanding, after giving effect to the issuance of the Top-Up Option Shares) (the “Short Form Threshold”) for consideration per Top-Up Option Share equal to the Offer Price. Parent may assign the Top-Up Option and its rights and obligations pursuant to this Section 1.3, in its sole discretion, to any of its Subsidiaries, including Merger Sub.

(b) The Top-Up Option may be exercised in whole or in part; provided, however, the Top-Up Option shall not be exercisable to the extent (i) the number of shares of Company Common Stock subject to the Top-Up Option exceeds the number of authorized shares of Company Common Stock available for issuance, (ii) any Restraint shall prohibit the exercise or delivery of the Top-Up Option, (iii) immediately after such exercise and issuance of shares of Company Common Stock pursuant thereto, the Short Form Threshold would not be reached, or (iv) Merger Sub has not accepted for payment all shares of Company Common Stock validly tendered in the Offer (or during any subsequent offering period) and not validly withdrawn.

(c) In the event that Parent wishes to exercise the Top-Up Option, Parent shall give the Company written notice specifying the number of shares of Company Common Stock that are or will be owned by Parent or any of its Subsidiaries immediately following the Acceptance Time and specifying a place and a time for the closing of the purchase. The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Parent specifying the number of Top-Up Option Shares. At the closing of the purchase of the Top-Up Option Shares, (i) Parent shall pay (or cause to be paid) to the Company an amount equal to the product of (x) the number of shares of Company Common Stock purchased pursuant to the Top-Up Option and (y) the Offer Price, which amount may be paid, at the election of Parent, either in cash (by wire transfer or cashier’s check) or by delivery of a promissory note, and (ii) the Company shall cause the Top-Up Option Shares to be issued to Parent (or any of its Subsidiaries designated by Parent), represented by either certificates or book-entry shares, at the sole option of Parent. Prior to the closing of the purchase of the Top-Up Option Shares, upon Parent’s request, the Company shall cause its transfer agent to certify in writing to Parent the number of shares of Company Common Stock issued and outstanding as of immediately prior to the exercise of the Top-Up Option and after giving effect to the issuance of the Top-Up Option Shares.

(d) Parent acknowledges that the Top-Up Option Shares which Parent (or any of its Subsidiaries) may acquire upon exercise of the Top-Up Option shall not be registered under the U.S. Securities Act of 1933, as amended (including its rules and regulations, the “Securities Act”), and shall be issued in reliance upon an exemption for transactions not involving a public offering. Parent agrees that the Top-Up Option, and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option, if any, are being and shall be acquired by Parent (or any of its Subsidiaries) for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

Section 1.4 Board of Directors.

(a) Subject to compliance with applicable Law, promptly upon the acceptance for payment of shares of Company Common Stock by Parent or Merger Sub or any of their Affiliates pursuant to and in accordance with the terms of the Offer (the “Acceptance Time”) and from time to time thereafter, and subject to Section 1.4(c), Parent shall be entitled to designate up to four directors (the “Parent Designees”), and the Company shall, upon Parent’s request, (i) cause the resignation of such number of directors as is necessary to enable the Parent Designees to be elected or designated to the Board of Directors of the Company and to cause the Parent Designees to be so elected or so designated (the date on which the Parent Designees have been effectively appointed to the Board of Directors of the Company in accordance herewith, the “Board Appointment Date”); provided that the Parent Designees shall be split among the classes of the Board of Directors of the Company so that the classes are as even as possible and (ii) amend its by-laws to provide that (A) any act of the Board of Directors requires the affirmative vote of at least a majority of the directors constituting the entire Board of Directors and (B) at least 50% of directors present for the purposes of determining a quorum at any meeting of the Board of Directors or any committee thereof must be Parent Designees. Subject to Section 1.4(c), the Company will cause Parent Designees to constitute such number of members of each committee of the Board of Directors of the Company, rounded up to the next whole number, that represents the same percentage as such individuals represent on the Board of Directors of the Company.

(b) If requested by Parent, the Company shall take all action to file with the SEC an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act (the “14(f) Information Statement”), as soon as reasonably practicable after the availability of all information required thereby. Parent shall provide to the Company, and shall be solely responsible for, the information and consents with respect to Parent and its designees, officers, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act. In connection with filing the 14(f) Information Statement, Parent shall be entitled to designate up to such number of directors, rounded up to the next whole number constituting at least a majority of the directors, on the Board of Directors of the Company as will give Parent representation on the Board of Directors of the Company equal to the product of (i) the number of’ directors on the Board of Directors of the Company (giving effect to the election of any additional directors pursuant to this

Section 1.4) and (ii) the percentage that the number of shares of Company Common Stock beneficially owned by Parent or its Subsidiaries bears to the total number of shares of Company Common Stock then outstanding and the Company shall, upon Parent’s request, cause the resignation of such number of directors as is necessary to enable the Parent designees to be elected or designated to the Board of Directors of the Company and to cause the Parent designees to be so elected or so designated. The provisions of Section 1.4(a) are in addition to and shall not limit any rights that Merger Sub, Parent or any of their Affiliates may have as a holder or beneficial owner of shares of Company Common Stock as a matter of law with respect to the election of directors or otherwise.

(c) In the event that the Parent Designees are elected or designated to the Board of Directors of the Company, then, until the Effective Time, the Company shall cause the Board of Directors of the Company to have at least two (2) directors who are (i) directors on the date of this Agreement and (ii) independent directors for purposes of the continued listing requirements of the NASDAQ Global Select Market (“NASDAQ”) (such directors, the “Independent Directors”); provided, however, that if any Independent Director is unable to serve due to death or disability or any other reason, the remaining Independent Directors shall be entitled to elect or designate another individual (or individuals) who serve(s) as a director (or directors) on the date of this Agreement (provided that no such individual is an employee of the Company or its Subsidiaries) to fill the vacancy, and such director (or directors) shall be deemed to be an Independent Director (or Independent Directors) for purposes of this Agreement. If no Independent Director remains prior to the Effective Time, a majority of the members of the Board of Directors of the Company at the time of the execution of this Agreement shall be entitled to designate two (2) individuals to fill such vacancies; provided that such individuals shall not be employees of or otherwise affiliated with the Company, Parent or Merger Sub, and such individuals shall be deemed Independent Directors for purposes of this Agreement. Following the Acceptance Time and prior to the Effective Time, Parent and Merger Sub shall not cause any amendment or termination of this Agreement, any extension by the Company of the time for the performance of any of the obligations of Merger Sub or Parent, waiver of any of the Company’s rights under this Agreement or any other action adversely affecting the rights of the Company Shareholders (other than Parent or Merger Sub) to be effected without the affirmative vote of a majority of the Independent Directors. Following the Acceptance Time and prior to the Effective Time, neither Parent nor Merger Sub shall take any action to remove any Independent Director unless the removal shall be for cause.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the TBCA, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving entity following the Merger (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Tennessee.

Section 2.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 A.M. (New York City time) as soon as reasonably practicable but in any event no earlier than one (1) month after the date a copy of this Agreement was mailed to the Company Shareholders (to the extent required by Section 48-21-105(e) of the TBCA) and no later than two (2) Business Days after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs hereinafter is referred to as the “Closing Date.”

Section 2.3 Effective Time. Upon the terms and subject to the conditions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Tennessee articles of merger executed in accordance with, and in such form as is required by, the TBCA (the “Articles of Merger”). The Merger shall become effective upon the effective date of the Articles of Merger (the “Effective Time”).

Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Articles of Merger and the applicable provisions of the TBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.5 Charter and By-laws of the Surviving Corporation. Unless otherwise agreed by Parent and the Company, the charter and by-laws of the Company, as in effect immediately prior to the Effective Time, shall be the charter and by-laws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law and subject to Section 5.7 hereof.

Section 2.6 Directors and Officers of the Surviving Corporation. From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly designated or elected and qualified, as the case may be. From and after the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed, as the case may be.

Section 2.7 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a) Common Stock of Merger Sub. Each share of common stock, without par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued, fully paid and nonassessable share of common stock, without par value, of the Surviving Corporation and shall constitute the only outstanding shares of the Surviving Corporation. From and after the Effective Time, all certificates, if any, representing shares of capital stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Cancellation of Certain Shares. Each share of Company Common Stock which is owned by the Company or Parent or by any Subsidiary of Parent, including Merger Sub, shall be canceled without any conversion, and no consideration shall be delivered in respect thereof. Each share of Company Common Stock which is owned by any Subsidiary of the Company shall remain outstanding, with appropriate adjustment to the number thereof to preserve such Subsidiary’s relative ownership percentage in the Company.

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled, or to remain outstanding, in accordance with Section 2.7(b)) shall be converted into the right to receive an amount of cash, without interest, equal to the Offer Price (the “Merger Consideration”), subject to any required withholding of Taxes. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.8(b), without interest.

Section 2.8 Exchange of Certificates.

(a) Paying Agent. Not less than three (3) Business Days prior to the Effective Time, Parent shall designate a United States bank or trust company reasonably acceptable to the Company (the “Paying Agent”) to receive, for the benefit of the Company Shareholders, funds representing the aggregate Merger Consideration to which Company Shareholders shall become entitled pursuant to Section 2.7(c) (the “Exchange Fund”). The Paying Agent shall also act as the agent for the Company Shareholders for the purpose of holding the Certificates and shall obtain no rights or interests in the shares represented by such Certificates. Parent shall deposit or cause to be deposited cash in an amount sufficient to pay the aggregate Merger Consideration with the Paying Agent by wire transfer of immediately available funds at or prior to the Effective Time. The Exchange Fund shall, pending its disbursement to the Company Shareholders, be invested by the Paying Agent as directed by Parent. Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment. Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Corporation, and no part of such earnings shall accrue to the benefit of the holders of Company Common Stock.

(b) Payment Procedures.

(i) Promptly after the Effective Time (but in no event more than five (5) Business Days thereafter), Parent or the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate whose shares of the Company Common Stock were converted into the right to receive the Merger Consideration (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent, and which shall be in such form and shall have such other customary provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may reasonably specify) and (B) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration.

(ii) Upon (A) surrender of a Certificate for cancellation to the Paying Agent, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions or (B) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of uncertificated shares, and such other customary documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration, without interest and less any required withholding of Taxes, for each share of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall be canceled.

(iii) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

(iv) Until surrendered as contemplated by this Section 2.8, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, without interest and less any required withholding of Taxes.

(c) Transfer Books; No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided for in this Agreement or by applicable Law. Subject to Section 2.8(d), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such portion of the Merger Consideration as may be required pursuant to Section 2.7(c); provided, however, that the Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an agreement of indemnification in form reasonably satisfactory to the Surviving Corporation, or a bond in such sum as the Surviving Corporation may reasonably direct as indemnity, against any claim that may be made against the Surviving Corporation or the Paying Agent in respect of the Certificates alleged to have been lost, stolen or destroyed.

(e) Termination of Fund. Any portion of the Exchange Fund (including any interest or earnings from investments received with respect thereto) which remains undistributed to the Company Shareholders six (6) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any Company Shareholders who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon due surrender of their Certificates, as determined pursuant to this Agreement without any interest thereon and less any required withholding of Taxes. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding any provision of this Agreement to the contrary, neither Parent, the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration that was required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law and was so delivered.

(f) Withholding Taxes. The Company, Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of shares of Company Common Stock or Options pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign Tax Law. To the extent amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.9 Dissenters’ Rights. Dissenters’ rights under Chapter 23 of the TBCA are not available to the Company Shareholders for the Transactions.

Section 2.10 Stock Options.

(a) On the date on which the Acceptance Time occurs, each then outstanding unexercised stock option (whether or not then vested or exercisable) that represents the right to acquire Company Common Stock (each, an “Option”) shall become fully vested and exercisable in accordance with the terms of such Option. As of the Effective Time, each then outstanding Option (whether or not then vested or exercisable) shall be canceled and immediately represent the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of (A) the Merger Consideration per share of Company Common Stock over (B) the exercise price per share of Company Common Stock subject to such Option, multiplied by (ii) the number of shares of Company Common Stock underlying such Option, which amount shall be paid at the Effective Time by the Company.

(b) The Board of Directors of the Company shall take all actions reasonably necessary or appropriate to implement the foregoing provisions of this Section 2.10, including actions to cancel outstanding awards as provided in Section 2.10(a) in accordance with the terms of the Company Stock Plans.

(c) All amounts payable pursuant to Section 2.10(a) shall be subject to any required withholding Taxes or proof of eligibility for exemption therefrom, in accordance with Section 2.8(f).

Section 2.11 Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, stock split (including a reverse stock split), combination, exchange of shares or similar transaction, the Merger Consideration shall be equitably adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, stock split (including a reverse stock split), combination, exchange of shares or similar transaction.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) any Company SEC Document filed prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Document filed on or after the date of this Agreement and excluding any disclosures that contain general cautionary, predictive or forward-looking statements set forth in any section of a Company SEC Document entitled “risk factors” or constituting “forward-looking statements” or any other sections of such filings) or (b) the disclosure letter delivered by the Company to Parent (the “Company Disclosure Letter”) simultaneously with the execution of this Agreement, the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization, Standing and Corporate Power.

(a) Each of the Company and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (or equivalent status, to the extent such concept exists) under the Laws of the state of its incorporation, formation or organization, as the case may be, and has all requisite corporate, partnership or similar power and authority necessary to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted and as currently proposed by management to be conducted, except for such failures to be duly organized, validly existing or in good standing (or equivalent status, to the extent such concept exists) or to have corporate, partnership or similar power or authority that are not material to the Company and its Subsidiaries, individually or in the aggregate.

(b) Each of the Company and its Subsidiaries is duly licensed or qualified to do business and is in good standing (or equivalent status, to the extent such concept exists) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing (or equivalent status) would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(c) The Company has made available to Parent complete and correct copies of the charter and by-laws of the Company (the “Company Charter Documents”) and the organizational or governing documents of each of its Subsidiaries, in each case, as amended to the date of this Agreement. All such Company Charter Documents and organizational or governing documents of each of its Subsidiaries are in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents and none of the Company’s Subsidiaries are in material violation of any of the provisions of their organizational or governing documents.

Section 3.2 Corporate Authority; Enforceability; Voting Requirements.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and, subject to obtaining the Company Shareholder Approval (if required by applicable Law to consummate the Merger), to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized and adopted by the Company’s Board of Directors, and except for (i) obtaining the Company Shareholder Approval (if required by applicable Law to consummate the Merger) and (ii) filing the Articles of Merger with the Secretary of State of the State of Tennessee, no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at Law or in equity (clauses (i) and (ii) together, the “Bankruptcy and Equity Exception”).

(b) The Company’s Board of Directors, at a meeting duly called and held, has unanimously (i) adopted this Agreement and the Transactions, (ii) determined that this Agreement and the Transactions are advisable, fair to and in the best interests of the Company and the Company Shareholders and (iii) resolved to recommend that the Company Shareholders accept the Offer, tender their shares of the Company Common Stock in the Offer, and, to the extent required by applicable Law, approve the Merger and this Agreement.

(c) If required by applicable Law to consummate the Merger, the affirmative vote (in person or by proxy) of the holders of a majority of the shares of Company Common Stock entitled to vote at the Company Shareholders Meeting, or any adjournment or postponement of the Company Shareholders Meeting, in favor of the approval of this Agreement (the “Company Shareholder Approval”) is the only vote of the holders of capital stock of the Company or any of its Subsidiaries which is necessary to approve this Agreement and the Transactions.

Section 3.3 No Conflict. Except as disclosed in Section 3.3 of the Company Disclosure Letter, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the provisions of this Agreement, will (a) assuming that the Company Shareholder Approval (if required by applicable Law to consummate the Merger) is obtained, conflict with or violate the Company Charter Documents, (b) assuming that the consents, approvals and filings referred to in Section 3.4 and the Company Shareholder Approval (if required by applicable Law to consummate the Merger) are obtained and made, violate in any material respect any Restraint or Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (c) violate, breach, result in the loss of any benefit under, conflict with any provisions of, or constitute a default (or an event which, with the notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation (each, a “Contract”) or Permits, to which the Company or any of its Subsidiaries is a party, or by which they and any of their respective properties or assets may be bound or affected except in the case of clause (c) for such violations, breaches, losses, conflicts, defaults, terminations, accelerations or Liens as would not reasonably be expected, individually or in the aggregate, to (i) have a Material Adverse Effect or (ii) prevent or materially delay the consummation of the Transactions.

Section 3.4 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, (i) the Exchange Act, (ii) state securities or “blue sky” laws and (iii) the rules and regulations of NASDAQ, (b) the filing of the Articles of Merger with the Secretary of State of the State of Tennessee pursuant to the TBCA, and (c) filings required under, and compliance with other applicable requirements of, the HSR Act or any foreign antitrust, competition or similar Laws, no consents or approvals of, or filings with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, other than such other consents, approvals or filings that, if not obtained, made or given, would not reasonably be expected, individually or in the aggregate, to (A) have a Material Adverse Effect or (B) prevent or materially delay the consummation of the Transactions.

Section 3.5 Subsidiaries.

(a) Section 3.5(a) of the Company Disclosure Letter lists each Subsidiary of the Company (including the jurisdiction of organization). Other than the Subsidiaries of the Company, the Company does not own or control, directly or indirectly, any membership interest, partnership interest, joint venture interest, other equity interest or any other capital stock of any Person, and there are no silent partnerships, sub-partnerships and/or similar rights with respect to the Company or any Subsidiary of the Company.

(b) Except as set forth in Section 3.5(b) of the Company Disclosure Letter, all outstanding shares of capital stock, voting securities or other equity interests of each Subsidiary of the Company are duly authorized, validly issued and fully paid, non-assessable and free of any preemptive rights or limitations on voting rights; and all such securities are owned beneficially and of record by the Company or another wholly-owned Subsidiary of the Company free and clear of all Liens.

(c) Except as set forth in Section 3.5(c) of the Company Disclosure Letter, there are no (i) outstanding options or other rights of any kind which obligate the Company or any of its Subsidiaries to issue, transfer, sell or deliver any shares of capital stock, voting securities or other equity interests of any Subsidiary of the Company or any securities or obligations convertible into, exchangeable or exercisable for any shares of capital stock, voting securities or other equity interests of a Subsidiary of the Company, (ii) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or other equity interests of any Subsidiary of the Company or (iii) other options, calls, warrants or other rights, agreements, arrangements or commitments relating to the capital stock, voting securities or other equity interests of any Subsidiary of the Company to which the Company or any of its Subsidiaries is a party. Except as disclosed in Section 3.5(c) of the Company Disclosure Letter, there are no agreements requiring the Company or any of its Subsidiaries to make contributions to the capital of, or lend or advance funds to, any Subsidiary of the Company.

Section 3.6 Capitalization; Indebtedness.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock, without par value, and 1,000,000 shares of preferred stock, without par value (the “Company Preferred Stock”).

(b) At the close of business on December 18, 2009, (i) 18,934,034 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 2,673,225 shares of Company Common Stock were reserved for issuance upon conversion of the Company’s 2% Convertible Senior Notes due 2013 (the “2% Convertible Senior Notes”), (iv) 1,694,050 shares of Company

Common Stock were reserved for issuance upon conversion of the Company’s 1.625% Convertible Senior Notes due 2014 (the “1.625% Convertible Senior Notes” and, together with the 2% Convertible Senior Notes, the “Convertible Senior Notes”), (v) 1,798,116 shares of Company Common Stock are subject to outstanding Options, in each case granted under the plans and contracts listed on Section 3.6(b) of the Company Disclosure Letter (each, a “Company Stock Plan”), and no shares of Company Common Stock are subject to other equity or equity based awards, (vi) 200,000 shares of Company Preferred Stock have been designated as Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”) and have been reserved for issuance upon the exercise of the rights distributed to the Company Shareholders pursuant to the Company Rights Plan, (vii) 2,121,607 shares of Company Common Stock are reserved for issuance pursuant to the Confirmation of OTC Warrant Transaction, dated as of November 16, 2006, between the Company and Merrill Lynch International (the “November 16 Warrant”) and (viii) 1,366,171 shares of Company Common Stock are reserved for issuance pursuant to the Confirmation of OTC Warrant Transaction, dated as of April 10, 2007, between the Company and Merrill Lynch International (the “April 10 Warrant”).

(c) All outstanding shares of capital stock, voting securities or other equity interests of the Company (collectively, “Company Securities”) are, and all shares which may be issued prior to the Effective Time will be, when issued in accordance with the terms thereof, duly authorized, validly issued and fully paid, non-assessable and free of preemptive rights.

(d) Except as disclosed in Section 3.6(d) of the Company Disclosure Letter, (i) there are no outstanding options, warrants, calls or other rights, agreements, arrangements, undertakings or commitments of any kind which obligate the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any Company Securities or any securities or other equity interests in or obligations of, the Company or any of its Subsidiaries convertible into, exchangeable or exercisable for any Company Securities; (ii) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities; (iii) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments relating to the Company Securities to which the Company or any of its Subsidiaries is a party; (iv) there is no indebtedness having general voting rights (or convertible into securities having such rights) of the Company or any of its Subsidiaries issued and outstanding; and (v) there are no outstanding or authorized stock appreciation rights, phantom stock awards or other rights that are linked in any way to the price of the Company Common Stock or the value of the Company or any part thereof.

(e) All outstanding Options are evidenced by stock option agreements or other award agreements in the form previously provided to Parent. Except for Options granted under the Company Stock Plans, neither the Company nor any of its Subsidiaries has any outstanding obligations to provide any equity or equity-based compensation (whether payable in securities, cash or other property) to any Person. All Options and Director Common Stock Elections have been granted under the Company Stock Plans. The per share exercise price of each Option is equal to or greater than the fair market value of the underlying Company Common Stock determined as prescribed by the applicable Company Stock Plan on the effective date of the corporate action effectuating the grant of such Option and no such Option provides for a “deferral of compensation” within the meaning of Treasury Regulation Section 1.409A-1(b)(5)(i)(A).

Section 3.7 Company SEC Documents; Financial Statements; Internal Controls; Sarbanes-Oxley Act.

(a) The Company has filed all required reports, statements, schedules, forms and other documents with the SEC since November 30, 2006 (such documents collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, together with any documents filed during such period by the Company with the SEC on a voluntary basis on Current Reports on Form 8-K, the “Company SEC Documents”). As of their respective effective dates (in the case of the Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with applicable Law, including the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of

2002 (including its rules and regulations, “SOX”), and none of the Company SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except as set forth in Section 3.7(a) of the Company Disclosure Letter and to the extent updated, amended, restated or corrected by a subsequent Company SEC Document filed with the SEC prior to the date of this Agreement. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or investigation, other than any review or investigation initiated as a result of the Transactions. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act.

(b) Except to the extent updated, amended, restated or corrected by a subsequent Company SEC Document filed with the SEC prior to the date of this Agreement, each of the consolidated financial statements of the Company contained in the Company SEC Documents (in each case, together with the notes and schedules thereto) were prepared in accordance with GAAP (except as may be indicated in the notes thereto), applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of the financial statements for any quarter of the current fiscal year, to normal year-end audit adjustments).

(c) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or any of its Subsidiaries’ published financial statements or any Company SEC Documents.

(d) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX, in each case, with respect to the Company SEC Documents, and the statements contained in such certifications were complete, correct and accurate on the date such certifications were made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

(e) The Company has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) promulgated by the SEC under the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets.

(f) The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated by the SEC under the Exchange Act); such disclosure controls and procedures are reasonably designed to ensure that information relating to the Company and the Subsidiaries of the Company required to be disclosed in the Company’s periodic reports filed or submitted under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange

Act are being prepared; and such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to information required to be included in the Company SEC Documents and to ensure that information required to be disclosed in the Company SEC Documents is recorded, processed, summarized and reported within the required time periods specified in the SEC rules and forms and to make the certifications required pursuant to Sections 302 and 906 of SOX. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the Audit Committee of the Company’s Board of Directors (x) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The management of the Company has completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of SOX for the fiscal year ended November 30, 2008, and such assessment concluded that such controls were effective. To the Knowledge of the Company, there are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of SOX, without qualification, when next due.

(g) Except as disclosed in Section 3.7(g) of the Company Disclosure Letter, the Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ, and is in compliance in all material respects with all rules, regulations and requirements of SOX and the SEC.

Section 3.8 Absence of Certain Changes.

(a) Except as disclosed in Section 3.8(a) of the Company Disclosure Letter or as required or contemplated by this Agreement, since November 30, 2008 each of the Company and its Subsidiaries has, in all material respects, conducted its business in the ordinary course of business consistent with past practice.

(b) Except as disclosed in Section 3.8(b) of the Company Disclosure Letter, since November 30, 2008, until the date of this Agreement, there has not been a Material Adverse Effect.

Section 3.9 Undisclosed Liabilities. Except as disclosed in Section 3.9 of the Company Disclosure Letter, since November 30, 2008, neither the Company nor any of its Subsidiaries has incurred any material liabilities or obligations of any nature (whether accrued, contingent or otherwise) whether or not required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto (the “Liabilities”), other than Liabilities (a) incurred after November 30, 2008 in the ordinary course of business consistent with past practice, (b) that have been discharged or paid in full after November 30, 2008 in the ordinary course of business, (c) reflected in or reserved against in the most recent financial statements of the Company included in the Company SEC Documents filed with the SEC and publicly available prior to the date of this Agreement or (d) to advisors in connection with the Transactions or pursuant to Sections 5.11 or 5.12 of this Agreement.

Section 3.10 Legal Proceedings. Except as disclosed in Section 3.10 of the Company Disclosure Letter, there is no (a) material legal claim, suit, action, inquiry or investigation or administrative, arbitral or other proceeding (each, an “Action”) pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or the assets of the Company or any its Subsidiaries or (b) material injunction, order, judgment, settlement, award, ruling or decree, outstanding or imposed or, to the Knowledge of the Company, threatened to be imposed, against the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority.

Section 3.11 Compliance With Laws; Permits.

(a) Except as disclosed in Section 3.11(a) of the Company Disclosure Letter, since November 30, 2007, the Company and its Subsidiaries are and have been in compliance with all laws, statutes, ordinances, codes, rules, regulations, decrees and orders of Governmental Authorities (collectively, “Laws”) applicable to the Company or any of its Subsidiaries, any of their properties or other assets or any of their businesses or operations, except for such non-compliance as would not reasonably be expected to be material to the Company or its Subsidiaries, individually or in the aggregate. Except as disclosed in Section 3.11(a) of the Company Disclosure Letter, since November 30, 2008, neither the Company nor any of its Subsidiaries has received written notice to the effect that a Governmental Authority claimed or alleged that the Company or any of its Subsidiaries was not in compliance with all Laws applicable to the Company or any of its Subsidiaries, any of their properties or other assets or any of their businesses or operation, except for such non-compliance as would not reasonably be expected to be material to the Company or its Subsidiaries, individually or in the aggregate.

(b) Except as disclosed in Section 3.11(b) of the Company Disclosure Letter, (i) the Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, consents, orders, approvals and authorizations from Governmental Authorities, or required by Governmental Authorities to be obtained, in each case, necessary for the lawful conduct of their respective businesses (collectively, “Permits”), except where the failure to hold such Permits would not reasonably be expected to be material to the Company or its Subsidiaries, individually or in the aggregate and (ii) since November 30, 2007, neither the Company nor any of its Subsidiaries has received written notice to the effect that a Governmental Authority was considering the amendment, termination, revocation or cancellation of any Permit. The consummation of the Merger, in and of itself, will not cause the revocation or cancellation of any material Permit.

Section 3.12 Tax Matters.

(a) Except as disclosed in Section 3.12(a) of the Company Disclosure Letter and for those matters that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect: (i) each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed, and all such filed Tax Returns are true, correct and complete; (ii) each of the Company and its Subsidiaries has timely paid, or has had paid on its behalf, all Taxes due and owing; (iii) the Company has made adequate provision, in accordance with GAAP, in the consolidated financial statements included in the Company SEC Documents filed prior to the date of this Agreement for the payment of all unpaid Taxes for which the Company or any of its Subsidiaries may be liable for the periods covered thereby; (iv) no deficiency with respect to Taxes has been asserted or assessed in writing against the Company or any of its Subsidiaries, which has not been fully paid or adequately reserved for (in accordance with GAAP) in the Company SEC Documents filed prior to the date of this Agreement; (v) no audits or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of the Company or any of its Subsidiaries, and no written notice thereof has been received; (vi) the Company and each of its Subsidiaries has withheld from all payments to employees, independent contractors, creditors, shareholders and any other Persons (and timely paid to the appropriate Governmental Authority) all amounts required to be withheld with respect to such payments in compliance with all applicable Laws; and (vii) there are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries, other than Liens for Taxes not yet due and payable.

(b) Except as disclosed in Section 3.12(b) of the Company Disclosure Letter, the federal income Tax Returns of the Company and each of its Subsidiaries have been audited by the Internal Revenue Service or are closed by the applicable statute of limitations for all taxable years through 2005.

(c) Neither the Company nor any of its Subsidiaries: (i) joins or has joined in the filing of any affiliated, consolidated, combined or unitary federal, state, local or foreign income Tax Return other than the federal income Tax Return for the consolidated group of which the Company is the common parent, (ii) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor by contract or otherwise, (iii) is a party to or bound by any Tax sharing agreement or Tax indemnity agreement, arrangement or practice (other than such an agreement, arrangement or practice exclusively among the Company and its Subsidiaries), (iv) has participated in a “reportable transaction” (as defined in Treasury Regulation Section 1.6011-4), or (v) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying or intended to qualify for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

Section 3.13 Employee Benefits.

(a) Section 3.13(a) of the Company Disclosure Letter contains a true and complete list of each deferred compensation, incentive compensation, stock purchase, stock option and other equity or equity-based compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, disability, Section 125 flexible benefit, life insurance, retiree health insurance, retiree life insurance, and other “welfare” plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); each retirement, defined benefit pension, savings, individual account based savings, supplemental retirement plan, profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); each bonus, employment, consulting, retention, change in control, termination or severance plan, program, fund, agreement or arrangement; and each other material employee benefit plan, fund, program or agreement or arrangement, in each case, whether oral or written, whether or not subject to ERISA, that is, in each case, sponsored, maintained or contributed to or required to be contributed to by the Company, any of its Subsidiaries or its or their ERISA Affiliates, or to which the Company, any of its Subsidiaries or any of its or their ERISA Affiliates is party, for the benefit of any director, employee, consultant, or independent contractor or former director, employee, consultant or independent contractor of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has or could have any liability, contingent or otherwise, including as a result of its or their ERISA Affiliates (the “Company Plans”).

(b) With respect to each Company Plan, the Company has delivered to Parent true and complete copies of (i) each Company Plan and any amendments thereto, (ii) the most recent summary plan descriptions with respect to each Company Plan, to the extent applicable, (iii) any related trust or other funding vehicle, (iv) the most recent annual financial report, if any, (v) the most recent Form 5500 and all schedules thereto and (vi) the most recent determination letter received from the Internal Revenue Service with respect to each Company Plan intended to qualify under Section 401 of Code. Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified and the trusts maintained thereunder have been determined by the Internal Revenue Service to be exempt from taxation under Section 501(a) of the Code; provided, however, that such Company Plans and the trusts maintained thereunder may have been amended after such determinations were made; provided, further, that nothing has occurred with respect to the operation of each such Company Plan which could reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.

(c) No Company Plan is a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, nor is any Company Plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code. Except as disclosed in Section 3.13(c) of the Company Disclosure Letter, as of November 30, 2009, there were no material unfunded liabilities (as defined in Section 4001(a)(17) of ERISA) of any Company Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, for which any of Parent, the Company, the Surviving Company or any of its or their Subsidiaries or its or their ERISA Affiliates, could reasonably be expected to incur liability under Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code. No liability under Title IV, Section 302 of ERISA or Section 412 of the Code has been incurred by the Company, any of its Subsidiaries or any of its or their ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to Parent, Company, the Surviving Company, any of its or their Subsidiaries or any of its or their ERISA Affiliates of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation arising in the ordinary course (which premiums have been paid when due) and other than liabilities that would not reasonably be expected, individually or in the aggregate, to be material to the Company.

(d) Neither the Company, any of its Subsidiaries nor any of its or their ERISA Affiliates have, within the six (6) years immediately preceding the date of this Agreement, withdrawn or partially withdrawn from any “multiemployer plan,” as such term is defined in Section 3(37) of ERISA. Neither the Company, any of its Subsidiaries nor any of its or their ERISA Affiliates have, within the past twelve (12) months, received notice from any “multiemployer plan” that it is in reorganization or is insolvent, that increased contributions may be required to avoid a reduction in plan benefits or the imposition of any excise Tax, or that such plan intends to terminate or has terminated.

(e) Each Company Plan has been drafted, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including but not limited to ERISA and the Code, except for instances of noncompliance that, individually or in the aggregate, are immaterial.

(f) Except as disclosed in Section 3.13(f) of the Company Disclosure Letter or the Company SEC Documents, no Company Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for directors, consultants, independent contractors, employees or former directors, consultants, independent contractors, or employees of the Company or any of its Subsidiaries for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan” (within the meaning of Section 3(2) of ERISA) or (iii) benefits the full cost of which is borne by the current or former director, consultant, independent contractor or employee (or his beneficiary). No Company Plan is funded, in whole or in part, through a voluntary employee’s beneficiary association exempt from taxation under Section 501(c)(9) of the Code.

(g) Except as disclosed in Section 3.13(g) of the Company Disclosure Letter, neither the Offer, the execution or delivery of this Agreement nor the consummation of the Transactions will, either alone or in conjunction with any other event, (i) entitle any current or former director, employee, consultant or independent contractor of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee, consultant or independent contractor, or (iii) accelerate the time of payment or vesting of compensation due any such director, employee, consultant or independent contractor. Except as disclosed in Section 3.13(g) of the Company Disclosure Letter, no payment or benefit paid or provided, or to be paid or provided, whether contingent or otherwise, to current or former employees, directors or other service providers of or to the Company or any of its Subsidiaries (including pursuant to this Agreement) will fail to be deductible for federal income Tax purposes under Section 280G of the Code. Except as disclosed in Section 3.13(g) of the Company Disclosure Letter, no Company Plan or other agreement with any employee provides for a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code.

(h) There are no pending, or to the Knowledge of the Company, threatened or anticipated claims, actions, lawsuits, proceedings, investigations or audits against any Company Plan, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of any Company Plans, or otherwise involving any Company Plan (other than routine claims for benefits).

(i) All contributions, premiums and benefit payments under or in connection with the Company Plans required to have been made under the terms of any Company Plan or pursuant to ERISA, the Code and applicable Law have been timely made in all material respects and all obligations in respect of each Company Plan, including, with respect to any period on or before the Effective Time, have been properly accrued and reflected in the Company SEC Documents.

(j) Each Company Plan subject to any Law other than U.S. federal, state or local Law (“Foreign Plan”) that is intended to comply with the requirements of any Tax or pension Laws in order for contributions thereto or benefits thereunder to receive intended Tax benefits or favorable Tax treatment complies in all material respects with such Laws. Each Foreign Plan required to be registered has been registered (and where applicable, accepted for registration) and has been maintained in good standing with applicable Governmental Authorities and regulatory authorities and no material fact or event has occurred that could reasonably be expected to adversely affect such good standing status or result in the imposition of any material liability, penalty or Tax under applicable Law. Except as disclosed in Section 3.13(j) of the Company Disclosure Letter, other than such amounts that would not be material, the fair market value of the assets of each funded Foreign Plan, together with any accrued contributions, is sufficient in all material respects to provide for the accrued benefit obligations with respect to all current and former participants in such plan, in compliance with applicable Law.

Section 3.14 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreements or any other labor-related agreements with any labor union, labor organization or works council (“Collective Bargaining Agreements”), and no employees of the Company or any of its Subsidiaries are represented by any labor union, labor organization or works council in connection with their employment with the Company or any Subsidiary. To the Knowledge of the Company, there are no labor representation proceedings or petitions seeking a labor representation proceeding presently pending before the National Labor Relations Board or any other labor relations tribunal or any other Governmental Authority. Except as disclosed in Section 3.14 of the Company Disclosure Letter and except for instances that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened labor strike, slowdown or stoppage against or affecting the Company or any of its Subsidiaries.

(b) The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to the employment of labor (including, employment or labor standards, labor relations, occupational health and safety, human rights, workers’ compensation, severance payment, employment equity, pay equity, wage, hour and medical leave). No material claim with respect to payment of wages, salary or overtime pay is now pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, before any Governmental Authority or regulatory authority, and there is no material charge or material proceeding before any Governmental Authority or regulatory authority with respect to a violation of any occupational safety or health standards that is now pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

Section 3.15 Environmental Matters.

(a) Except as disclosed in Section 3.15 of the Company Disclosure Letter or as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect:

(i) the Company and its Subsidiaries are, and for the past five (5) years have been, in compliance with all applicable Environmental Laws, including, but not limited to, possessing all Permits required for their operations under applicable Environmental Laws;

(ii) there is no pending or, to the Knowledge of the Company, threatened Action pursuant to any Environmental Law against the Company or any of its Subsidiaries or any real property currently, or to the Knowledge of the Company, formerly owned, operated or leased by the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has received written notice from any Person, including but not limited to any Governmental Authority, alleging that the Company or any of its Subsidiaries has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. Neither the Company nor any of its Subsidiaries is a party or subject to any administrative or judicial order or decree pursuant to Environmental Law;

(iii) With respect to real property that is currently owned, leased or operated by the Company and its Subsidiaries, and to the Knowledge of the Company, with respect to real property that was formerly owned, leased or operated by the Company or any of its Subsidiaries, there have been no releases, spills or discharges of Hazardous Materials on or underneath any of such real properties that has caused environmental contamination at such real properties that is reasonably likely to result in an obligation to remediate such environmental contamination pursuant to applicable Environmental Law or result in liability pursuant to applicable Environmental Law;

(iv) To the Knowledge of the Company, no consents or approvals of, or filings with, any Governmental Authority are necessary under Environmental Laws for the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions; and

(v) The Company has provided Parent with all material environmental reports, audits and documents prepared in the last twenty (20) years in its possession related to actual or potential liabilities under Environmental Law.

(b) To the Knowledge of the Company as of the date of this Agreement, none of the matters identified in Section 3.15 of the Company Disclosure Letter or the issues identified in the reports and documents listed in Section 3.15 of the Company Disclosure Letter, is reasonably expected to have a Material Adverse Effect.

(c) Except with respect to the matters set forth in Section 3.9, the representations and warranties set forth in this Section 3.15 are the Company’s sole and exclusive representations with respect to environmental matters in this Agreement.

Section 3.16 Material Contracts.

(a) Except for this Agreement, or as disclosed in Section 3.16 of the Company Disclosure Letter, as of the date of this Agreement, none of the Company, any of its Subsidiaries or their respective properties or other assets is a party to or bound by any contract, agreement, mortgage, pledge, arrangement, commitment or understanding (whether oral or written):

(i) with respect to the employment of any directors or executive officers of the Company;

(ii) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(iii) that is a joint-venture or partnership agreement or other similar agreement or arrangement;

(iv) that is a loan or credit agreement, indenture, note or other contract or instrument relating to or evidencing the borrowing of money or indebtedness for borrowed money (including any guarantee thereto) that has outstanding indebtedness in a principal amount in excess of five hundred thousand U.S. dollars ($500,000) or any Contract pursuant to which indebtedness for borrowed money may be incurred or guaranteed in a principal amount in excess of five hundred thousand U.S. dollars ($500,000);

(v) that is a mortgage, pledge, security agreement, deed of trust, capital lease or similar agreement that creates or grants a Lien on any material property or asset of the Company or any of its Subsidiaries, in each case involving annual payments of more than one million U.S. dollars ($1,000,000);

(vi) that contains any non-compete or exclusivity provision or limits or purports to limit, curtail or restrict the ability of the Company or any of its Subsidiaries (or which following the consummation of the Transactions could limit the ability of the Surviving Corporation) (A) to compete in any line of business, in any geographic area or with any Person, (B) to sell to or purchase from any other Person or entity or (C) to deliver services to any other Person, other than distribution agreements for delivery of products outside of the United States entered into in the ordinary course of business;

(vii) that is a service contract or equipment lease, in each individual case, involving payments for the Company or any of its Subsidiaries of more than five hundred thousand U.S. dollars ($500,000) per year;

(viii) for the acquisition, disposition or lease of material properties, assets or businesses (whether by merger, purchase or sale of stock or assets or otherwise) entered into since December 20, 2006;

(ix) that is a financial derivatives master agreement or confirmation, or futures account opening agreement and/or brokerage statement, evidencing financial hedging or similar trading activities;

(x) that is a voting agreement or registration rights agreement;

(xi) that is a vendor or supply Contract involving fixed commitments in excess of two million U.S. dollars ($2,000,000) per year, other than trade or promotional commitments incurred in the ordinary course;

(xii) that involves or is reasonably likely to involve annual consideration (whether or not measured in cash) of greater than two million U.S. dollars ($2,000,000) (other than vendor or supply Contracts and trade and promotional commitments described in Section 3.16(a)(xi);

(xiii) that is a Collective Bargaining Agreement;

(xiv) that is a “standstill” or similar agreement;

(xv) that is a Contract that restricts or otherwise limits the payment of dividends or other distributions on equity securities; or

(xvi) to the extent material to the business or financial condition of the Company and its Subsidiaries, taken as a whole, that is a (A) consulting Contract, (B) Contract that provides for the indemnification of any Indemnitee or (C) Contract granting a right of first refusal or first negotiation to any third party.

All contracts, arrangements, commitments or understandings of the type described in this Section 3.16(a) shall be collectively referred to as the “Material Contracts.” Prior to the date of this Agreement, except as disclosed in Section 3.16(a) of the Company Disclosure Letter, the Company has made available to Parent, to the extent a Material Contract is not available to the public on the website maintained by the SEC, correct and complete copies of each Material Contract in existence as of the date hereof, together with any and all amendments and supplements thereto and material “side letters” and similar documentation relating thereto.

(b) Each of the Material Contracts is (i) valid, binding and in full force and effect with respect to the Company and its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto and (ii) enforceable, in all material respects, in accordance with its terms by the Company and its Subsidiaries party thereto (subject to the Bankruptcy and Equity Exception). Neither the Company nor any of its Subsidiaries is in breach of or default under any Material Contract nor does any condition exist that, with notice or lapse of time or both, would constitute a default thereunder by the Company and its Subsidiaries party thereto, except for such defaults as, individually or in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Company, no other party to any of the Material Contracts is in breach of, or default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default by any such other party thereunder, except in each case, for those breaches and defaults which, would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any notice of termination or cancellation under any Material Contract, received any notice of breach or default in any material respect under any Material Contract which breach or default has not been cured, or granted to any third party any rights, adverse or otherwise, that would constitute a material breach of any Material Contract.

Section 3.17 Properties.

(a) Section 3.17(a) of the Company Disclosure Letter contains a true, complete and accurate list of all real property owned by the Company and its Subsidiaries (collectively, the “Owned Real Property”). With respect to the Owned Real Property, (i) neither the Company nor any of its Subsidiaries has received written notice of any condemnation proceeding or proposed action or agreement for taking in lieu of condemnation (nor to their Knowledge, is any such proceeding, action or agreement pending or threatened) with respect to any portion of the Owned Real Property and (ii) all buildings and improvements located on the Owned Real Property and used in the business of the Company are in a condition that is sufficient for the operation of the business of the Company.

(b) Except as disclosed in Section 3.17(b) of the Company Disclosure Letter, Section 3.17(b) of the Company Disclosure Letter contains a true, complete and accurate list of all real property leased, subleased or licensed by or from the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries (whether as a tenant, subtenant or pursuant to other occupancy arrangements) (collectively, including the improvements thereon, the “Leased Real Property”), and for each Leased Real Property, identifies the name of the lessor, sublessor, licensor and/or lessee. True and complete copies of all Real Property Leases have been made available to Parent. The Company or any of its Subsidiaries holds a valid leasehold interest in each Lease. All buildings and improvements used in the business of the Company at the Leased Real Property are in a condition that is sufficient for the operation of the business of the Company thereat.

(c) As of the date of this Agreement, except as would not reasonably be expected, individually or in the aggregate, to materially interfere with its ability to conduct its business as presently conducted, or as disclosed in Section 3.17(c) of the Company Disclosure Letter, the Company and/or its Subsidiaries have good and marketable title to all Owned Real Property (and to all buildings and improvements located on the Owned Real Property) and valid leasehold, subleasehold or license interests in all Leased Real Property, free and clear of all Liens, except Permitted Liens and Lien Instruments.

(d) As of the date of this Agreement, except as would not reasonably be expected, individually or in the aggregate, to materially interfere with its ability to conduct its business as presently conducted, neither the Company nor any of its Subsidiaries has received any written communication from, or given any written communication to, any other party to a Real Property Lease or any lender alleging that the Company or any of its Subsidiaries or such other party, as the case may be, is in default.

Section 3.18 Intellectual Property.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth all (i) registered Company Intellectual Property, (ii) pending applications for registration of Intellectual Property filed by the Company or any of its Subsidiaries and (iii) domain names registered to the Company or any of its Subsidiaries.

(b) Except with respect to licenses of software generally available for an annual or one-time license fee of no more than one hundred thousand U.S. dollars ($100,000) in the aggregate, Section 3.18(b)(i) of the Company Disclosure Letter sets forth a list, complete and accurate as of the date of this Agreement, of all agreements pursuant to which the Company or any of its Subsidiaries licenses in or otherwise is authorized to use third-party Intellectual Property that is used in the conduct of the business and operations of the Company or any of its Subsidiaries as presently conducted. Section 3.18(b)(ii) of the Company Disclosure Letter sets forth a list, complete and accurate as of the date of this Agreement, of all agreements pursuant to which the Company or any of its Subsidiaries licenses Company Intellectual Property to third parties. The Company has delivered to Parent correct, complete and current copies of all agreements described in this Section 3.18(b). To the Knowledge of the Company, there are no agreements between the Company or any of its Subsidiaries and any third party relating to Intellectual Property under which there is, as of the date of this Agreement, any material dispute regarding the scope or performance of such agreement.

(c) Except as disclosed in Section 3.18(c) of the Company Disclosure Letter, with respect to the Company Intellectual Property, the Company and its Subsidiaries own all right, title and interest in and to, such Intellectual Property free and clear of all Liens (other than Permitted Liens). Except as disclosed in Section 3.18(c) of the Company Disclosure Letter, none of the Company Intellectual Property is subject to any outstanding injunction, decree, order, judgment, agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by the Company or any of its Subsidiaries, or affects the validity, use or enforceability of any such Intellectual Property. To the Knowledge of the Company, and subject to Section 3.18(d), except as disclosed in Section 3.18(c) of the Company Disclosure Letter, the Company and its Subsidiaries have valid and continuing rights to use all Intellectual Property material to the conduct of the business as currently conducted. Following the execution of this Agreement and the consummation of the Transactions, the Company and its Subsidiaries shall have the right to exercise all of their current rights under agreements granting rights to the Company or any of its Subsidiaries with respect to Intellectual Property of third parties to the same extent and in the same manner they would have been able to had the Transactions not occurred, without the payment of any additional consideration as a result of such transaction and without the necessity of any third party consent as a result of such transaction, except in the case where the failure to have any such rights would not reasonably be expected, individually or in the aggregate, to (i) have a Material Adverse Effect or (ii) prevent or materially delay the consummation of the Transactions.

(d) To the Knowledge of the Company, except as disclosed in Section 3.18(d) of the Company Disclosure Letter, the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate, dilute or otherwise violate the Intellectual Property of any third party, and no claim is pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries received any written notice alleging any of the foregoing or challenging the ownership or validity of any Company Intellectual Property.

(e) Except as disclosed in Section 3.18(e) of the Company Disclosure Letter, to the Knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating any Company Intellectual Property, and no such claims have been asserted or threatened against any Person by the Company. Except as disclosed in Section 3.18(e) of the Company Disclosure Letter, since January 1, 2007, neither the Company nor any of its Subsidiaries has brought any action, suit or proceeding or asserted any claim in writing against any Person for infringing or misappropriating Company Intellectual Property.

(f) No open source or public library software, including, but not limited to, any version of any software licensed pursuant to any GNU public license, was used in the development or modification of any software owned by the Company or any of its Subsidiaries that is incorporated into or utilized by any products of the Company or any of its Subsidiaries where, as a result of the use of such open source or public library software, the Company or any of its Subsidiaries is obligated to make available to third parties other than its customers the source code for the proprietary software owned by the Company or any of its Subsidiaries that is incorporated into such products.

Section 3.19 Information Supplied. Subject to the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.11, neither the Schedule 14D-9 nor any information supplied (or to be supplied) in writing by or on behalf of the Company specifically for inclusion or incorporation by reference in the Offer Documents will, at the respective times the Schedule 14D-9, the Offer Documents, or any amendments or supplements thereto, are filed with the SEC or at the time they are first published, sent or given to the Company Shareholders, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement (if any) will not, on the date it is first mailed to Company Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and will not, at the time of the Company Shareholders Meeting (if such a meeting is held), omit to state any material fact necessary to correct any statement in any earlier communication from the Company with respect to the solicitation of proxies for the Company Shareholders Meeting which shall have become false or misleading in any material respect. The Proxy Statement (if any) and the Schedule 14D-9 will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in any of the foregoing documents.

Section 3.20 Compliance with Health Care Laws. Except as disclosed in Section 3.20 of the Company Disclosure Letter:

(a)(i) The Company is in compliance with all applicable Health Care Laws, except for such non-compliance as would not reasonably be expected to be material to the Company or its Subsidiaries, individually or in the aggregate; (ii) no unresolved written notice, charge or assertion has been received by the Company or, to the Knowledge of the Company, threatened against the Company alleging any violation of or seeking to investigate any of the foregoing; and (iii) all Company products subject to the jurisdiction of the FDA are being developed, manufactured, labeled, stored and tested by or on behalf of the Company in compliance with all applicable requirements under Health Care Laws, except for such non-compliance as would not reasonably be expected to be material to the Company or its Subsidiaries, individually or in the aggregate.

(b) The Company and its Subsidiaries are in possession of all material authorizations, approvals, registrations, clearances, consents, qualifications and other rights from, and has made all material declarations, notices, and filings with the FDA and other United States regulatory authorities (“Company Clearances”) that are necessary for the Company to own, lease and operate its properties or to conduct its business as conducts. All such Company Clearances are valid, and in full force and effect, and the Company is in material compliance with the terms of the Company Clearances. The Company has not received any written notice with respect to the operation of the business of the Company from the FDA or any other Governmental Authority regarding (i) any material adverse change in any Company Clearances, or any failure to comply, in all material respects, with any Health Care Laws or any term or requirement of any Company Clearance or (ii) any revocation, withdrawal, suspension, cancellation, limitation, termination or material modification of any Company Clearance. The Company’s products are in material compliance with the requirements of all applicable final or tentative Over-the-Counter (“OTC”) Monographs published by the FDA. The Company has complied with all applicable Health Care Laws in connection with the preparation of and submission to the FDA of each of the NDAs relating to the Company’s new drug products. With respect to each NDA, the Company has not received any unresolved notice that has, or reasonably should have, led the Company to believe that any of the NDAs is not currently effective.

(c) All applications, notifications, submissions, information, claims, reports and statistics and other data, utilized as the basis for or submitted in connection with any and all Company Clearances from the FDA or other Governmental Authority relating to the Company, its business operations, products, and product candidates, when submitted to the FDA or other Governmental Authority were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Authority.

(d) No product or product candidate currently being manufactured, developed, tested, distributed or marketed by the Company has been recalled or withdrawn from market (whether voluntarily or otherwise). No proceedings (whether completed or pending) seeking the recall, withdrawal, suspension or seizure of any such product or product candidate or pre-market approvals or marketing authorizations are pending, or to the Knowledge of the Company, threatened, against the Company, nor have any such proceedings been pending at any time.

(e)(i) All Company combination products containing an insect repellent include a pesticide end-use product that is registered with the U.S. Environmental Protection Agency (the “EPA”) Office of Pesticide Programs and all states where the products are sold; (ii) the end-use combination product is manufactured in accordance with the EPA registration; (iii) the facilities where such combination products are manufactured are registered pesticide producing establishments; and (iv) the Company maintains all records required under the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. §§ 136 et seq., and all applicable regulations, Pesticide Registration Notices, and guidance documents of the EPA.

(f) The Company is not enrolled as a supplier or provider under Medicare, Medicaid, or any other governmental health care program or third-party payment program or a party to any participation agreement for payment by any such governmental health care program and third-party payment program.

Section 3.21 Insurance. The Company maintains for itself and its Subsidiaries insurance policies in those amounts and covering those risks, as in its judgment, are reasonable for the business and assets of the Company and its Subsidiaries.

Section 3.22 Interested Party Transactions. Except as disclosed in Section 3.22 of the Company Disclosure Letter, there are no Material Contracts, transactions, indebtedness or other arrangements (including any direct or indirect ownership interest in any property or assets used in or necessary for use in the conduct of business by the Company), or any related series thereof, between the Company or any of its Subsidiaries, on the one hand, and (a) any officer or director of the Company, (b) any record or beneficial owner of five percent (5%) or more of the voting securities of the Company or (c) any affiliate or family member of any such officer, director or record or beneficial owner, on the other hand, in each case, that would be required to be disclosed under Item 404 of Regulation S-K of the SEC.

Section 3.23 State Takeover Statutes; Company Charter and By-law Provisions.

(a) Except to the extent set forth in Section 3.23(c), the Company’s Board of Directors has duly taken all actions so that no “fair price,” “moratorium,” “control share acquisition” “interested shareholder,” “business combination” or other similar anti-takeover statute or regulation enacted under state or federal Laws in the United States (including under the TBCA and the Tennessee Business Combination Act) will prohibit the execution, delivery or performance of or compliance with this Agreement, the Offer, the Merger, the Top-Up Option or the other Transactions.

(b) The Company’s Board of Directors has duly taken all action necessary to render inapplicable to this Agreement, the Offer, the Merger, the Top-Up Option and the other Transactions the charter of the Company (including the provisions of Paragraphs 11 and 12 thereof) to the extent, if any, it would otherwise be applicable.

(c) Assuming the accuracy of the representations and warranties set forth in Section 4.9(a), and further assuming that Parent conducts the Offer in accordance with the terms set forth in Section 1.1 and the Offer otherwise meets the requirements of Section 48-103-102(10)(B)(v) of the Tennessee Investor Protection Act, the Company’s Board of Directors has taken or will take (prior to the commencement of the Offer) such action as is necessary (including recommending acceptance of the Offer to the holders of the Company Common Stock) to assure that none of the Offer, the Merger, the Top-Up Option or the other transactions contemplated by this Agreement will be a “takeover offer” under the Tennessee Investor Protection Act.

Section 3.24 Company Rights Plan. The Company has taken all actions necessary to (a) render the Company Rights Plan inapplicable to this Agreement and the Transactions, (b) ensure that (i) none of Parent, Merger Sub or any other Subsidiary of Parent is an Acquiring Person (as such term is defined in the Company Rights Plan) pursuant to the Company Rights Plan solely as a result of this Agreement or the Transactions and (ii) a “Distribution Date” or a “Stock Acquisition Date” (as such terms are defined in the Company Rights Plan) does not occur and (iii) the rights (the “Company Rights”) to purchase the Series A Preferred Stock of the Company issued under the Company Rights Plan do not become exercisable, in the case of clauses (i), (ii) and (iii), solely by reason of the execution of this Agreement or the consummation of the Transactions and (c) provide that the Expiration Date (as defined in the Company Rights Plan) shall occur immediately prior to the Effective Time. Complete and correct copies of the resolutions of the Board of Directors of the Company and any proposed agreement with the Rights Agent with respect to the matters referenced above have been delivered to Parent on or prior to the date of this Agreement.

Section 3.25 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Morgan Stanley & Co. Incorporated, to the effect that, as of the date of the opinion, each of the Offer Price and the Merger Consideration to be received pursuant to this Agreement by holders of the Company Common Stock is fair from a financial point of view to holders of the Company Common Stock. A copy of such opinion has been, or will promptly be, delivered to Parent for informational purposes only.

Section 3.26 Brokers and Other Advisors. Except for Morgan Stanley & Co. Incorporated, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with any of the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure letter delivered by Parent to the Company (the “Parent Disclosure Letter”) simultaneously with the execution of this Agreement, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization; Standing. Parent is a société anonyme duly organized, validly existing and in good standing (or equivalent status, to the extent such concept exists) under the Laws of France and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Tennessee.

Section 4.2 Corporate Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which each is a party and to perform their respective obligations hereunder and to consummate the Transactions. The consummation by Parent of the Transactions has been duly authorized by its Boards of Director. The execution, delivery and performance by Merger Sub of this Agreement, and the consummation by Merger Sub of the Transactions, has been duly authorized and adopted by its Boards of Director and approved by Parent (or a subsidiary of Parent) as the sole shareholder of Merger Sub. Except for filing the Articles of Merger with the Secretary of State of the State of Tennessee, no other corporate action on the part of Parent and Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms (subject to the Bankruptcy and Equity Exception).

Section 4.3 No Conflict. Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the provisions of this Agreement, will (a) conflict with or violate the charter or by-laws (or similar documents) of Parent or Merger Sub, (b) assuming that the consents, approvals and filings referred to in Section 4.4 are obtained and made, violate any Restraint or Law applicable to Parent or any of its Subsidiaries (including Merger Sub), or (c) result in a breach of or constitute a default under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, except in the case of clauses (b) and (c) for such violations, breaches or defaults as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

Section 4.4 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, (i) the Exchange Act, (ii) state securities or “blue sky” laws and (iii) the rules and regulations of NASDAQ, (b) the filing of the Articles of Merger with the Secretary of State of the State of Tennessee pursuant to the TBCA, and (c) filings required under, and compliance with other applicable requirements of, the HSR Act or any foreign antitrust, competition or similar Laws, no consents or approvals of, or filings with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals or filings that, if not obtained, made or given, would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

Section 4.5 Ownership and Operations of Merger Sub. Parent owns, and at the Effective Time will own, indirectly, beneficially and of record, all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities, has not incurred any material obligations or liabilities except pursuant to this Agreement and has conducted its operations only as contemplated by this Agreement.

Section 4.6 Legal Proceedings. Except as disclosed in Section 4.6 of the Parent Disclosure Letter, there is no (a) Action pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries (including Merger Sub) or (b) injunction, order, judgment, ruling or decree outstanding against Parent or any of its Subsidiaries, in each case, by or before any Governmental Authority except, in each case, for those that would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

Section 4.7 Compliance With Laws. Except as disclosed in Section 4.7 of the Parent Disclosure Letter, since its formation, Merger Sub has been in compliance with all Laws applicable to Merger Sub, and since December 31, 2007, Parent has been in compliance with all Laws applicable to Parent, except, in each case, for such non-compliance as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

Section 4.8 Sufficient Funds. Parent’s and Merger Sub’s obligations hereunder are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the Transactions. Parent and Merger Sub have, and will have as of the Acceptance Time and the Closing, sufficient cash available to pay all amounts to be paid by Parent and Merger Sub in connection with this Agreement and the Transactions, including Parent’s and Merger Sub’s costs and expenses, the aggregate Offer Price and the aggregate Merger Consideration on the terms and conditions contained in this Agreement and the amounts required to be paid under Sections 5.11 and 5.12 hereof, and there is no restriction on the use of such cash for such purpose.

Section 4.9 Company Stock.

(a) For purposes of the applicable provisions of the TBCA and the Company Charter Documents, neither Parent nor Merger Sub, alone or together with any other Person (i) is, nor at any time during the last three (3) years has it been, an “interested shareholder” of the Company under the TBCA or Company Charter Documents or (ii) has taken any action that would cause any anti-takeover statute under the TBCA to be applicable to this Agreement.

(b) Neither Parent nor Merger Sub nor any of their respective Affiliates beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or is the record holder of, and is not a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company, except for any such shares that may be owned by any employee benefit or other plan administered by or on behalf of Parent or any of its Subsidiaries, to the extent the determination to acquire such shares was not directed by Parent or Merger Sub.

Section 4.10 Brokers and Other Advisors. Except for Goldman Sachs & Co., the fees and expenses of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.11 Information Supplied. Subject to the accuracy of the representations and warranties of the Company set forth in Section 3.19, neither the Offer Documents nor any information supplied (or to be supplied) in writing by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, at the respective times the Offer Documents, the Schedule 14D-9, or any amendments or supplements thereto, are filed with the SEC or at the time they are first published, sent or given to the Company Shareholders, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement (if any) will not, on the date it is first mailed to the Company Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, and will not, at the time of the Company Shareholders Meeting (if such a meeting is held), omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting which shall have become false or misleading in any material respect. The Offer Documents will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by or on behalf of the Company for inclusion or incorporation by reference in any of the foregoing documents.

ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business.

(a) Except as contemplated by this Agreement, as required by applicable Law or as contemplated by Section 5.1(a) of the Company Disclosure Letter, during the period from the date of this Agreement to the Effective Time or the date on which this Agreement is terminated in accordance with Section 7.1, whichever is the earlier, unless Parent otherwise consents in writing (which consent shall only be granted on behalf of Parent by the individuals listed on Section 5.1(a) of the Parent Disclosure Letter and shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its operations in the ordinary course consistent with past practice, and comply in all material respects with all applicable Laws and the requirements of all Material Contracts and shall use commercially reasonable efforts to (i) maintain and preserve intact its business organization and its relationships with those having business dealings with it to the end that goodwill of the Company shall be preserved, (ii) retain the services of its officers and key employees, (iii) maintain all of its operating assets in their current condition (normal wear and tear excepted), and (iv) keep in full force and effect all insurance policies (including the Company’s captive insurance policies), other than changes to such policies made in the ordinary course of business, in each case, in all material respects; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action constitutes a breach of such provision of Section 5.1(b).

(b) Except as contemplated or permitted by this Agreement, as required by applicable Law or as contemplated by Section 5.1(b) of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time, unless Parent otherwise consents in writing (which consent shall only be granted on behalf of Parent by the individuals listed on Section 5.1(a) of the Parent Disclosure Letter and shall not be unreasonably withheld, conditioned or delayed), neither the Company nor its Subsidiaries shall:

(i)(A) issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any Company Securities, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any Company Securities, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any Company Securities, provided that the Company may issue shares of Company Common Stock (and the related rights under the Company Rights Plan), solely upon the exercise of Options that are outstanding on the date of this Agreement, in satisfaction of the Director Common Stock Elections, pursuant to the Warrant Agreements or upon the exercise of the Top-Up Option, in each case in accordance with their terms as of the date of this Agreement; (B) redeem, purchase or otherwise acquire any outstanding Company Securities, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any Company Securities, except in connection with the exercise of Options that are outstanding on the date of this Agreement and in accordance with their terms as of the date of this Agreement and consistent with past practice; (C) declare, set aside for payment or pay any dividend on, or make any other cash or stock distribution in respect of, any Company Securities; (D) adjust, split, combine, subdivide or reclassify any Company Securities; (E) enter into any Contract with respect to the sale, voting, registration or repurchase of Company Common Stock, any other Company Securities or the capital stock of any Subsidiary of the Company; or (F) except as required by the terms of this Agreement, amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under (except as required by the terms of the Company Stock Plans in effect on the date of this Agreement), any provision of the Company Stock Plans or any agreement evidencing any outstanding stock option or other right to acquire Company Securities or any restricted stock purchase agreement or any similar or related contract;

(ii) incur, create, assume or otherwise become liable for any indebtedness for borrowed money (including the issuance of any debt security and the assumption or guarantee of obligations of any Person) (or enter into a “keep well” or similar agreement) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, in each case in an amount in excess of five hundred thousand U.S. dollars ($500,000) in the aggregate, other than ordinary course borrowing under the Credit Agreement;

(iii) sell, pledge, dispose of, transfer, lease, license, mortgage or otherwise encumber or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) (other than a Permitted Lien), any properties, rights or assets (including securities of the Company’s Subsidiaries with a fair market value in excess of five hundred thousand U.S. dollars ($500,000) individually or one million five hundred thousand U.S. dollars ($1,500,000) in the aggregate to any Person, except (A) sales of inventory in the ordinary course of business consistent with past practices, (B) as required to be effected prior to the Effective Time pursuant to Contracts in force on the date of this Agreement and listed on Section 5.1(b)(iii) of the Company Disclosure Letter, (C) dispositions of inventory or assets which are obsolete or worthless or (D) transfers among the Company and its Subsidiaries;

(iv) make any capital expenditures which (A) involve the purchase of real property or (B) are not budgeted for in the Company’s current annual capital plan, a copy of which is attached as Schedule 5.1(b)(iv), having an aggregate value in excess of seven hundred and fifty thousand U.S. dollars ($750,000);

(v) directly or indirectly acquire by merging into, consolidating with, purchasing all or a material portion of the assets of, by making an investment in or capital contribution to, or by any other manner, any Person or division, business or equity interest of any Person;

(vi)(A) increase in any respect the compensation of any of its directors, officers or employees, other than (1) as required pursuant to applicable Law or the terms of Collective Bargaining Agreements or Contracts in effect on the date of this Agreement and listed in the Company Disclosure Letter (correct and complete copies of which have been made available to Parent) and (2) increases in salaries, wages and benefits (other than grants of equity or equity-based compensation under any Company Stock Plan or otherwise) of employees (other than officers) made in the ordinary course of business and in amounts and in a manner consistent with past practice; (B) grant or provide any severance or termination payments or benefits to any director, officer, employee, independent contractor or consultant of the Company or any of its Subsidiaries, other than as required by the terms of a Company Plan as in effect on the date of this Agreement; (C) make any new equity awards to any director, officer, employee or consultant of the Company or any of its Subsidiaries; (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment of, compensation or benefits under any Company Plan to the extent not required by the terms of such Company Plan as in effect on the date of this Agreement; or (E) enter into, establish, amend or terminate any employment, retention or change in control agreement, Collective Bargaining Agreements, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity (or equity-based), pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any shareholder, director, officer, other employee, consultant or Affiliate;

(vii) make, change or revoke any material Tax election, change any material method of Tax accounting, enter into any closing agreement, settle or compromise any material liability for Taxes, file any material amended Tax Return, or surrender any claim for a material refund of Taxes;

(viii) make any changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP, applicable Law or regulatory guidelines;

(ix) amend the Company Charter Documents or the organizational or governing documents of any of its Subsidiaries;

(x)(A) enter into or terminate any Material Contract (other than a confidentiality agreement containing a standstill agreement as contemplated by Section 5.3(a)), (B) materially modify, amend, waive any right under or renew any Material Contract, other than (in the case of this clause (B)), in the ordinary course of business consistent with past practice, (C) enter into or extend the term or scope of any Contract that purports to restrict the Company, or any of its Subsidiaries or Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area, (D) enter into any Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Transactions, or (E) release any Person from, or modify or waive any provision of, any confidentiality, standstill or similar agreement;

(xi) fail to pay any required maintenance or other similar fees or otherwise fail to make required filings or payments required to maintain any Company Intellectual Property in full force and effect or to diligently prosecute any applications for registration of Intellectual Property;

(xii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(xiii) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any Person other than a direct or indirect wholly owned Subsidiary of the Company in the ordinary course of business;

(xiv) take any action in respect of the Company Rights Plan (other than a delay of the Distribution Date under the Company Rights Plan) or the TBCA, except as contemplated hereby;

(xv) take any action that (A) would reasonably be expected to (1) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, or (2) significantly increase the risk of any Governmental Authority entering a Restraint prohibiting or impeding the consummation of the Transactions or (B) otherwise would reasonably be expected to materially delay or impair the consummation of the Transactions (each of (A) and (B), a “Delay”); or

(xvi) authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

(c) Parent and Merger Sub agree that, during the period from the date of this Agreement until the Effective Time, except as contemplated or permitted by this Agreement, Parent and Merger Sub shall not take, and cause to not be taken, any action (or propose, announce an intention, enter into any agreement or otherwise make a commitment to take any such action) that would reasonably be expected to result in a Delay. Without limiting the generality of the foregoing, Parent and Merger Sub agree that, during the period from the date of this Agreement until the Effective Time, Parent and Merger Sub shall not, and shall not permit any of their Subsidiaries to, acquire or agree to acquire by merging into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets or rights, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to result in a Delay.

Section 5.2 Shareholders Meeting; Merger Without Meeting of Company Shareholders.

(a) If the approval of this Agreement by the Company Shareholders is required by the TBCA, as soon as practicable following the Acceptance Time, the Company shall prepare and file with the SEC, subject to the prior review, comment and approval of Parent (which approval shall not be unreasonably withheld or delayed), a proxy statement relating to the Company Shareholder Approval (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”). The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company Shareholders as promptly as practicable after clearing comments received from the SEC or its staff. No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without Parent’s prior consent (which consent shall not be unreasonably withheld or delayed) and without providing Parent and its counsel the reasonable opportunity to review and comment thereon. The Company shall advise Parent promptly of any request by the SEC or its staff for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC or its staff for additional information. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should become known to Parent or the Company which should be set forth in an amendment or supplement to the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Company Shareholders.

(b) Each of the Company and Parent shall supply such information specifically for inclusion or incorporation by reference in the Proxy Statement necessary so that, at the date it is first mailed to the Company Shareholders or at the time of the Company Shareholders Meeting, the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of the parties hereto shall use their reasonable best efforts so that the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(c) If required by applicable Law in order to consummate the Merger, the Company, acting through the Company’s Board of Directors, shall, in accordance with applicable Law and the Company Charter Documents: (i) promptly and duly call, give notice of, convene and hold as soon as reasonably practicable, a meeting of the Company Shareholders for the purpose of approving the Merger and this Agreement (the “Company Shareholders Meeting”) as soon as practicable following the Acceptance Time (or, if later, following the termination of the subsequent offering period, if any), (ii) include in the Proxy Statement the recommendation of the Board of Directors of the Company that the Company Shareholders vote in favor of the approval of the Merger and this Agreement, and (iii) obtain the Company Shareholder Approval.

(d) Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Company Shareholders Meeting if this Agreement is terminated in accordance with Section 7.1.

(e) Notwithstanding Section 5.2(c) or 5.2(d), in the event that Parent or Merger Sub shall acquire (including pursuant to the Top-Up Option and pursuant to any subsequent offering period), together with the shares of Company Common Stock owned by Parent, Merger Sub and any other Subsidiary of Parent, at least ninety percent (90%) of the shares of Company Common Stock then outstanding (calculated in accordance with the TBCA), the parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Acceptance Time without a Company Shareholders Meeting in accordance with the applicable provisions of the TBCA.

(f) Parent shall continue to hold all shares acquired in the Offer through the Effective Time and shall vote, or cause to be voted, all of the Company Common Stock acquired in the Offer or otherwise then owned by it, Merger Sub or any of Parent’s other Subsidiaries in favor of the approval of the Merger and this Agreement.

Section 5.3 No Solicitation.

(a) Subject to Section 5.3(c), until the earlier of the Board Appointment Date or the date on which this Agreement is terminated pursuant to Section 7.1, the Company shall not, nor shall it authorize or permit any of its Subsidiaries, any of its or their respective directors, officers or employees or any financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) retained by the Company or any of its Subsidiaries to, directly or indirectly through another Person, except as otherwise provided below, (i) solicit, initiate, or knowingly encourage (including by way of furnishing information or assistance), or knowingly induce or take any other action designed to or which would reasonably be expected to lead to, any inquiries or the making of, any proposal that constitutes, or is reasonably likely to lead to, a Takeover Proposal or (ii) other than informing Persons of the provisions contained in this Section 5.3, enter into, continue or participate in any discussions or negotiations regarding any Takeover Proposal, or furnish any information concerning the Company and its Subsidiaries to any Person in connection with any Takeover Proposal, or otherwise cooperate with or take any other action to knowingly facilitate or induce any effort or attempt to make or implement a Takeover Proposal. The Company shall, and shall cause its Subsidiaries and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person previously conducted with respect to any Takeover Proposal. Notwithstanding anything in this Section 5.3 to the contrary, at any time prior to the Acceptance Time, in response to an unsolicited bona fide written Takeover Proposal, received under circumstances not involving a breach of this Agreement, that the Company’s Board of Directors determines in good faith (after consultation with a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to result in a Superior Proposal, the Company may, after providing the notice and information required by Section 5.3(e), upon a good faith determination by the Company’s Board of Directors (after receiving the advice of its outside counsel) that failure to take such action would be reasonably likely to constitute or result in a violation by the Company’s Board of Directors of its fiduciary duties to the Company Shareholders under applicable Law, and after giving Parent prompt written notice of such determination, (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal (and its Representatives); provided, that the Company and such Person enter into a confidentiality agreement containing confidentiality, standstill and other provisions substantially similar to the Confidentiality Agreement and not less restrictive to such Person than the provisions of the Confidentiality Agreement are to Parent and containing provisions that expressly permit the Company to comply with the provisions of this Section 5.3 (a copy of which shall be provided to Parent promptly after its execution), except that notwithstanding the foregoing, the terms of such confidentiality agreement shall not prevent such Person from making a Takeover Proposal to the Company or the Company’s Board of Directors; and provided, further, that all such information has previously been provided to Parent or is provided to Parent at substantially the same time it is provided to such Person and (B) participate in discussions or negotiations with the Person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal.

(b) The Board of Directors of the Company shall not (i) withdraw, modify or qualify, in a manner adverse to Parent, the Company Recommendation or (ii) adopt, recommend or propose publicly to adopt or recommend to the Company Shareholders a Takeover Proposal (any action described in clause (i) or (ii) being referred to as a “Company Adverse Recommendation Change”) (it being understood and agreed that any “stop, look and listen” communication by the Board of Directors to the Company Shareholders pursuant to Rule 14d-9(f) under the Exchange Act shall not constitute a Company Adverse Recommendation Change), unless (A) the Company’s Board of Directors shall make a good faith determination (after receiving the advice of its outside counsel) that failure to take such action would be reasonably likely to constitute or result in a violation by the Company’s Board of Directors of its fiduciary duties to the Company Shareholders under applicable Law and the Company complies with Section 5.3(d) (after taking into account any amendments of this Agreement as contemplated by Section 5.3(d)) and (B) in the event that the Company Adverse Recommendation Change is not being made in response to or as a result of a Superior Proposal, there has been a material development or change in circumstances relating to the Company’s business, assets and operations that occurs or arises after the date of this Agreement that was not known by the Company’s Board of Directors as of the date of this Agreement (an “Intervening Event”).

(c) The Board of Directors of the Company shall not authorize the Company or any of its Subsidiaries to enter into any merger, acquisition or similar agreement with respect to any Takeover Proposal (other than a confidentiality agreement referred to in Section 5.3(a)) (each, a “Company Acquisition Agreement”) and the Company shall not (and shall not permit any Subsidiary to) enter into any Company Acquisition Agreement, unless the Board of Directors of the Company determines in good faith (after consultation with a financial advisor of nationally recognized reputation) that such Takeover Proposal constitutes a Superior Proposal and the Company complies with Section 5.3(d).

(d) The Company shall not be entitled to (A) make a Company Adverse Recommendation Change or (B) enter into any Company Acquisition Agreement unless: (i) the Company has provided to Parent four (4) Business Days’ prior written notice (an “Adverse Recommendation Change Notice”), which Adverse Recommendation Change Notice shall specify that the Board of Directors of the Company is prepared to make a Company Adverse Recommendation Change and/or enter into any Company Acquisition Agreement, as applicable, and, (1) in the case of a Takeover Proposal that the Company’s Board of Directors has determined constitutes a Superior Proposal, shall contain a description of the material terms of such Takeover Proposal and a statement that the Board of Directors of the Company has determined that such Takeover Proposal is a Superior Proposal and a statement that the Board of Directors of the Company intends to enter into an agreement providing for such Superior Proposal, identifying the parties thereto, and delivering to Parent a copy of the Company Acquisition Agreement and other relevant documents for such Superior Proposal in the form to be entered into and (2) in the case of an Intervening Event, a reasonably detailed description of the Intervening Event, (ii) during the four (4) Business Day period following the date of receipt of the Adverse Recommendation Change Notice, if requested by Parent, the Company has engaged in good-faith negotiations with Parent to amend this Agreement in such a manner that (A) the Intervening Event no longer requires a Company Adverse Recommendation Change or (B) the Takeover Proposal that was determined to constitute a Superior Proposal no longer is a Superior Proposal, (iii) at midnight, Chattanooga time, at the end of the four (4) Business Day period following the date of receipt of the Adverse Recommendation Change Notice (or, in the event that a Takeover

Proposal has been materially revised or modified, at the end of midnight, Chattanooga time, on the fourth (4th) Business Day following the date of receipt of notice of such material revision or modification, if later), (1) in the case of a Takeover Proposal, such Takeover Proposal has not been withdrawn and continues to constitute a Superior Proposal (taking into account all changes to the terms of this Agreement proposed by Parent) and (2) in the case of an Intervening Event, such Intervening Event continues to require a Company Adverse Recommendation Change (taking into account all changes to the terms of this Agreement proposed by Parent), and (iv) in the case of the foregoing clause (B), the Company shall terminate this Agreement pursuant to Section 7.1(d)(ii) and pay to Parent the Termination Fee payable pursuant to Section 7.3(a).

(e) In addition to the obligations of the Company set forth in Section 5.3(a) and Section 5.3(d), the Company shall promptly advise Parent, orally and in writing, and in no event later than twenty four (24) hours after receipt, if any proposal, offer or inquiry is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Takeover Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the material terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Parent fully informed of all material developments affecting the status and the material terms of any such proposals, offers, inquiries or requests (and the Company shall provide Parent with copies of any additional written materials received that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

(f) For purposes of this Agreement:

“Takeover Proposal” means a bona fide inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) relating to any (i) direct or indirect acquisition or purchase of assets of the Company and its Subsidiaries (including securities of the Company’s Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues, earnings or assets on a consolidated basis are attributable, (ii) acquisition of 20% or more of the outstanding Company Common Stock, (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Company Common Stock or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, in each case, other than the Transactions.

“Superior Proposal” means a bona fide written Takeover Proposal (provided, that for purposes of this definition references to 20% in the definition of “Takeover Proposal” shall be deemed to be references to 50%) which includes consideration per share of Company Common Stock that is greater than the Offer Price (including, in the case of non-cash consideration, a determination by the Board of Directors, after consultation with a financial advisor of nationally recognized reputation, that the value of such non-cash consideration per share of Company Common Stock is greater than the Offer Price) and which the Board of Directors of the Company determines in its good faith (after consultation with a financial advisor of nationally recognized reputation) to be more favorable to the Company Shareholders from a financial point of view than the Transactions, taking into account at the time of determination all relevant circumstances, including all the terms and conditions of such proposal and this Agreement, and the ability of the Person making such Takeover Proposal to consummate the transactions contemplated by such Takeover Proposal (based upon, among other things, the availability of financing and the expectation of obtaining required approvals).

(g) Nothing in this Section 5.3 shall prohibit the Board of Directors of the Company from taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, if the Board of Directors of the Company determines, after consultation with outside counsel, that failure to so disclose such position could constitute a violation of applicable Law; provided, however, that a “stop, look and listen” communication by the

Board of Directors to the Company Shareholders pursuant to Rule 14d-9(f) under the Exchange Act, a factually accurate public statement by the Company that describes the Company’s receipt of a Takeover Proposal and the operation of this Agreement with respect thereto, an express rejection of any applicable Takeover Proposal, or an express reaffirmation of its recommendation that Company Shareholders approve this Agreement and the Transactions, shall not be deemed to be a Company Adverse Recommendation Change (including for purposes of Section 7.1(c)(ii)).

Section 5.4 Reasonable Best Efforts.

(a) Each party shall make or cause to be made, in cooperation with the other parties and to the extent applicable and as promptly as practicable, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions and (ii) all other necessary filings, forms, declarations, notifications, registrations and notices with other Governmental Entities under Antitrust Laws relating to the transactions contemplated hereby. Each party shall use its reasonable best efforts to respond at the earliest practicable date to any requests for additional information made by the United States Department of Justice or any other Governmental Authorities, and act in good faith and reasonably cooperate with the other party in connection with any investigation of any Governmental Authority. Each party shall use its reasonable best efforts to furnish to each other all information required for any filing, form, declaration, notification, registration and notice subject to advice of such party’s antitrust counsel. Each party shall give the other party reasonable prior notice of any communication with, and any proposed understanding or agreement with, any Governmental Authority regarding any filings, forms, declarations, notifications, registrations or notices, and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed communication, understanding or agreement with any Governmental Authority with respect to the Transactions subject to advice of such party’s antitrust counsel. None of the parties shall independently participate in any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of any filings or inquiry without giving the other party prior notice of the meeting and, unless prohibited by such Governmental Authority, the opportunity to attend and/or participate. The parties will consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to any Antitrust Law. Without limiting the foregoing, the Company and Parent shall each use its reasonable best efforts: (i) to avoid the entry of any Restraint; (ii) to eliminate every impediment under any Antitrust Law that may be asserted by any Governmental Authority so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date), except that the Company and Parent shall not be required to agree to any divestitures proposed by any Governmental Authority unless such divestitures are, in the aggregate, both immaterial to the Company and its business as currently conducted and to Parent and its business as currently conducted; and (iii) to vigorously contest and resist any such action or proceeding, including any administrative or judicial action.

(b) Each of the parties to this Agreement agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including (i) the obtaining of all other necessary actions, consents, approvals, waivers, licenses, permits, authorizations, orders and approvals from Governmental Authorities and the making of all other necessary registrations and filings (including filings with Governmental Authorities, if any), (ii) the obtaining of all consents, approvals or waivers from third parties that are necessary to consummate the Transactions, (iii) the preparation of the Offer Documents, the Schedule 14D-9 and any other documents that may be required to be filed with the SEC and (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the Transactions and to fully carry out the purposes of this Agreement.

Section 5.5 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Except as permitted by Section 5.3(b), Parent and the Company shall consult with each other before issuing, and, to the extent practicable, give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with or rules of any securities exchange or trading market on which securities of Parent or the Company are listed.

Section 5.6 Access to Information; Confidentiality. From the date of this Agreement until the Effective Time, the Company shall afford to Parent, Merger Sub and their respective Representatives reasonable access during normal business hours to the Company’s properties, books, records and personnel and the Company shall furnish promptly to Parent and Merger Sub such other information concerning its business, properties and personnel as Parent or Merger Sub may from time to time reasonably request; provided, however, that the Company shall not be required to provide access to any information or documents which would, in the reasonable judgment of the Company, (a) breach any Contract of the Company or any of its Subsidiaries with any third-party, (b) constitute a waiver of the attorney-client or other privilege held by the Company or any of its Subsidiaries, (c) violate any applicable Laws or (d) result in a competitor of the Company or any of its Subsidiaries receiving material information which is competitively sensitive. Until the Effective Time, the information provided pursuant to this Section 5.6 will be subject to the terms of the Confidentiality Agreement.

Section 5.7 Indemnification and Insurance.

(a) Parent shall cause the Surviving Corporation to assume the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) as provided in the Company Charter Documents as in effect on the date hereof, without further action, as of the Effective Time and such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of six (6) years from and after the Effective Time; provided, that in the event any claim or claims are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. Without limiting the foregoing, Parent, for a period of six (6) years from and after the Effective Time, shall cause the charter and by-laws of the Surviving Corporation (or any successor) to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company Charter Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees, unless such modification shall be required by applicable Law.

(b) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, pay the expenses (including the reasonable fees and expenses of legal counsel) of any Indemnitee (including in connection with enforcing the indemnity and other obligations provided for in this Section 5.7) promptly after statements and reasonable documentation therefor are received, and otherwise advance to such Indemnitee upon request for reimbursement of such expenses incurred, in each case to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced provides (i) written affirmation of the Indemnitee’s good faith determination that any applicable standard of conduct required by the TBCA has been met and (ii) an undertaking to repay such advances to the extent required by applicable Law. Any determination required to be made with respect to whether an Indemnitee’s conduct complies with the standards set forth under applicable Law, the Company Charter Documents or a written Contract between an Indemnitee and the Company or one of its Subsidiaries, as the case may be, shall be made by independent special legal counsel selected by the Board of Directors of the Surviving Corporation or a committee thereof in the manner prescribed by Section 48-18-506 of the TBCA, the fees of which counsel shall be paid by the Surviving Corporation.

(c) An Indemnitee shall notify the Surviving Corporation in writing promptly upon learning of any claim, action, suit, proceeding, investigation or other matter in respect of which such indemnification may be sought. The Surviving Corporation shall have the right, but not the obligation, to assume and control the defense of any act or omission covered under this Section 5.7 (each, a “Claim”) with counsel selected by the Surviving Corporation, which counsel shall be reasonably acceptable to the applicable Indemnitee; provided, however, that such Indemnitee shall be permitted to participate in the defense of such Claim at his or her own expense. Notwithstanding anything to the contrary, in no event shall the Surviving Corporation be liable for any settlement or compromise effected without its written consent, which shall not be unreasonably withheld or delayed. Each of Parent, the Company and the Surviving Corporation shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested by the Indemnitees; furnish or cause to be furnished records, information and testimony; and attend such conferences, discovery proceedings, hearings, trials or appeals as may be reasonably requested by the Indemnitees in connection therewith.

(d) For the six (6)-year period commencing immediately after the Effective Time, Parent shall maintain in effect directors’ and officers’ liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those Persons who are currently (and any additional Persons who at or prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policies (correct and complete copies of which have been delivered to Parent) on terms with respect to such coverage, and in an amount, no less favorable in any material respect to such individuals than the policies in effect on the date of this Agreement (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters occurring prior to the Effective Time; provided that any substitution or replacement of existing policies shall not result in any gaps or lapses of coverage with respect to facts, events, acts or omissions occurring at or prior to the Effective Time); provided, however, that, if the aggregate annual premiums for such insurance shall exceed 300% of the current aggregate annual premiums, then Parent shall provide or cause to be provided a policy for the applicable individuals with as much comparable coverage as available at an annual premium of 300% of the current aggregate annual premiums. Parent shall endeavor to purchase (or cause to be purchased by an Affiliate) a six (6)–year prepaid “tail policy” on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Board Appointment Date, covering without limitation the Transactions (the “Tail Prepaid Policy”). If Parent has not purchased (or caused to be purchased by an Affiliate) the Tail Prepaid Policy at least two (2) Business Days prior to the date on which the Acceptance Time occurs, the Company may purchase the Tail Prepaid Policy prior to date on which the Acceptance Time occurs, so long as the cost thereof is not in excess of 600% of the current aggregate annual premiums. If the Tail Prepaid Policy has been obtained prior to the Board Appointment Date, the provisions of this Section 5.7(d) shall be deemed to have been satisfied and Parent shall cause such Tail Prepaid Policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation. The Indemnitees may be required to make reasonable application and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such insurance.

(e) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.7.

(f) The provisions of this Section 5.7 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, and shall not impair, any other rights to indemnification or contribution that any such Person may have under the Company Charter Documents, or the comparable organization documents of the Surviving Corporation or any of its Subsidiaries, under applicable Law, or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.7 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification. Parent shall ensure that the Surviving Corporation complies with all of its obligations under this Section 5.7.

Section 5.8 Fees and Expenses. Except as provided in Section 7.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

Section 5.9 Employee Matters.

(a) All employees of the Company and the Company Subsidiaries as of immediately prior to the Effective Time shall be employed by the Surviving Corporation or its Subsidiaries as of the Effective Time (the “Continuing Employees”). For the period commencing at the Effective Time through and including December 31, 2011, Parent shall, or shall cause the Surviving Corporation to, provide the Continuing Employees who remain employees of the Surviving Corporation with compensation and employee benefits excluding the items contemplated by Sections 5.9(e) and 5.9(f), that, in the aggregate, are no less favorable than the compensation (including base salary and annual cash-based incentive compensation opportunities other than equity-based incentive compensation) and employee benefits provided to such individuals by the Company and its Subsidiaries immediately prior to the Effective Time. Parent agrees that the Surviving Corporation shall cause the Surviving Corporation’s employee benefit plans established following the Closing Date (if any) and any other employee benefit plans covering the Continuing Employees following the Effective Time (collectively, the “Post-Closing Plans”), to recognize the service of each Continuing Employee (to the extent such service was recognized by the Company) for purposes of eligibility, vesting and determination of the level of benefits (but not for benefit accrual purposes) under the Post-Closing Plans. For the calendar year including the Effective Time, the Continuing Employees shall not be required to satisfy any deductible, co-payment, out-of-pocket maximum or similar requirements under the Post-Closing Plans that provide medical, dental and other welfare benefits (collectively, the “Post-Closing Welfare Plans”) to the extent of amounts previously credited for such purposes under comparable Company Plans that provide medical, dental and other welfare benefits (the “Company Welfare Plans”). For the calendar year including the Effective Time, any waiting periods, pre-existing condition exclusions and requirements to show evidence of good health contained in such Post-Closing Welfare Plans shall be waived with respect to the Continuing Employees (except to the extent any such waiting period, pre-existing condition exclusion, or requirement of show evidence of good health was already in effect with respect to such employees and that have not been satisfied under the applicable Company Welfare Plan in which the participant then participates or is otherwise eligible to participate as of immediately prior to the Effective Time).

(b) Without limiting the generality of the foregoing, as of the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms, all employment, change in control, severance and other compensation plans, agreements and arrangements existing immediately prior to the execution of this Agreement, or as contemplated by Section 5.9(e) of the Company Disclosure Letter, which are between the Company or any of its Subsidiaries and any director, officer or employee thereof or maintained by the Company or any of its Subsidiaries (each, a “Company Agreement”). Parent and the Company hereby agree that the occurrence of the Acceptance Time shall constitute a “Change in Control” for purposes of all Company Agreements and all Company Plans in which the term is relevant.

(c) Notwithstanding anything in this Agreement to the contrary, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of the Surviving Corporation to terminate, any Continuing Employee following the Effective Time, (ii) be construed as an amendment of any employee benefit plan or policy of Parent or the Surviving Corporation or their affiliates, and (iii) no provision of this Section 5.9(c) shall create any third-party beneficiary rights in any employee or former employee (including any beneficiary or dependent of such employee or former employee) of the Company in respect of their employment or any other matter.

(d) Parent acknowledges that the Company shall be entitled to pay the annual cash bonuses earned by employees of the Company and its Subsidiaries in respect of the Company’s fiscal year ended November 30, 2009, in 2009 (with the amounts of such bonuses being determined in a manner consistent with past practices), subject to compliance with Section 409A of the Code and the regulations and guidance promulgated thereunder, to the extent applicable. The Surviving Corporation shall also be entitled to pay annual cash bonuses under a substantially equivalent annual incentive plan with respect to bonus levels and participation established, in accordance with past practice, for the Company’s fiscal year commencing on December 1, 2009, calculated at target on a pro-rata basis as of the Closing Date, as well as previously agreed to bonus amounts as disclosed in Section 5.9(d) of the Company Disclosure Letter, in each case, subject to compliance with Section 409A of the Code and the regulations and guidance promulgated thereunder, to the extent applicable.

(e) Parent shall enter into the arrangements disclosed in Section 5.9(e) of the Company Disclosure Letter on the date hereof.

(f) As soon as reasonably practicable following the Effective Time, but in no event later than sixty (60) days following the Effective Time, Parent shall, or shall cause the Company, either alone or together with Parent, to, provide incentive compensation eligibility for management of the Surviving Corporation in order to provide participants with incentive compensation that, when taken into account with the amount of total compensation (excluding the items contemplated by Section 5.9(e)) received by such participants following the Effective Time, is intended to provide economic value that is substantially comparable on an overall basis to that provided by the equity-based incentive compensation plans of the Company.

(g) Parent agrees that following the Effective Time, Chattanooga, Tennessee shall remain the headquarters of the Surviving Corporation and shall be the operational headquarters of Parent’s United States “over-the-counter” business.

Section 5.10 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required and permitted to cause the Transactions, including any dispositions of Company Common Stock (including derivative securities with respect to such Company Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.11 Company Notes.

(a) 1.625% Convertible Senior Notes.

(i) The Company shall comply with all of its obligations and duties under the terms of the Indenture dated as of April 11, 2007 (the “1.625% Indenture”) between the Company and U.S. Bank, National Association (the “Trustee”), including (A) the delivery of notice to each holder (“1.625% Holder”) of the 1.625% Convertible Senior Notes of the right of the 1.625% Holders to convert the 1.625% Convertible Senior Notes into Company Common Stock (the “1.625% Conversion Right”), (B) the delivery of a Fundamental Change Company Notice (as defined in the 1.625% Indenture) to the Trustee, Paying Agent (as defined in the 1.625% Indenture) and each 1.625% Holder at least ten (10) Trading Days (as defined in the 1.625% Indenture) prior to the anticipated Fundamental Change Effective Date (as defined in the 1.625% Indenture) and the commencement of an offer to repurchase the 1.625% Convertible Senior Notes and payment of the Fundamental Change Purchase Price (as defined in the 1.625% Indenture) to each 1.625% Holder that validly tenders its 1.625% Convertible Senior Notes pursuant to such offer in accordance with the terms and conditions of the 1.625% Indenture, (C) the issuance of a press release and the posting of notice on the Company’s website announcing the 1.625% Conversion Right and (D) the delivery of any Officers’ Certificate and Opinion of Counsel (as such terms are defined in the 1.625% Indenture) required under the 1.625% Indenture to be delivered in connection with any of the foregoing actions.

(ii) The Company covenants and agrees to specify, no later than upon the earlier of the delivery or release of the notices and other communications contemplated by Section 5.11(a)(i) above, a Cash

Percentage (as defined in the 1.625% Indenture) equal to 100% pursuant to Section 4.13(b) of the 1.625% Indenture for all conversions of the 1.625% Convertible Senior Notes that occur as a result of the Transactions. Upon making such election, the Company shall promptly issue a press release and disclose such information on its website as required pursuant to Section 4.13(b) of the 1.625% Indenture.

(iii) Parent acknowledges that upon conversion of the 1.625% Convertible Senior Notes in connection with the Transactions, or upon purchase at the option of the 1.625% Holders upon a Fundamental Change (as such term is defined in the 1.625% Indenture), the Company will be required to make cash payments to the 1.625% Holders pursuant to the terms thereof. Parent shall take all actions reasonably requested by the Company to provide that the Company shall be able to meet its obligations to make any such cash payments required to be made by the Company (including, if necessary, to provide the Company with the funds necessary to pay all such amounts in full after the Acceptance Time).

(b) 2% Convertible Senior Notes.

(i) The Company shall comply with all of its obligations and duties under the terms of the Indenture dated as of November 22, 2006 (the “2% Indenture”) between the Company and the Trustee, including (A) the delivery of notice to each holder (“2% Holder”) of the 2% Convertible Senior Notes of the right of the 2% Holders to convert the 2% Convertible Senior Notes into Company Common Stock (the “2% Conversion Right”), (B) the delivery of a Fundamental Change Company Notice (as defined in the 2% Indenture) to the Trustee, Paying Agent (as defined in the 2% Indenture) and each 2% Holder at least ten (10) Trading Days (as defined in the 2% Indenture) prior to the anticipated Fundamental Change Effective Date (as defined in the 2% Indenture) and the commencement of an offer to repurchase the 2% Convertible Senior Notes and payment of the Fundamental Change Purchase Price (as defined in the 2% Indenture) to each 2% Holder that validly tenders its 2% Convertible Senior Notes pursuant to such offer in accordance with the terms and conditions of the 2% Indenture, (C) the issuance of a press release and the posting of notice on the Company’s website announcing the 2% Conversion Right and (D) delivery of any Officers’ Certificate and Opinion of Counsel (as such terms are defined in the 2% Indenture) required under the 2% Indenture to be delivered in connection with any of the foregoing actions.

(ii) The Company covenants and agrees to specify, no later than upon the earlier of the delivery or release of the notices and other communications contemplated by Section 5.11(b)(i) above, a Cash Percentage (as defined in the 2% Indenture) equal to 100% pursuant to Section 4.13(b) of the 2% Indenture for all conversions of the 2% Convertible Senior Notes that occur as a result of the Transactions. Upon making such election, the Company shall promptly issue a press release and disclose such information on its website as required pursuant to Section 4.13(b) of the 2% Indenture.

(iii) Parent acknowledges that upon conversion of the 2% Convertible Senior Notes in connection with the Transactions, or upon purchase at the option of the 2% Holders upon a Fundamental Change (as such term is defined in the 2% Indenture), the Company will be required to make cash payments to the 2% Holders pursuant to the terms thereof. Parent shall take all actions reasonably requested by the Company to provide that the Company shall be able to meet its obligations to make any such cash payments required to be made by the Company (including, if necessary, to provide the Company with the funds necessary to pay all such amounts in full after the Acceptance Time).

(c) 7% Senior Subordinated Notes Due 2014.

(i) At least fifteen (15) days prior to the Acceptance Time (or such shorter period as is agreed with the Trustee (as such term is defined in the 7% Note Indenture), if the Trustee agrees to waive the 45 day notice requirement set forth in Section 3.03(b) of the 7% Note Indenture), the Company and Merger Sub shall cause the Company to deliver to the Trustee an Officers’ Certificate (as such term is defined in the 7% Note Indenture) (A) stating that, on or after the Acceptance Time, the Company intends to irrevocably call all of the 7% Senior Subordinated Notes due 2014 (the “7% Senior Subordinated Notes”) for redemption pursuant to Section 3.07 of the 7% Note Indenture, (B) containing all of the information required by Section 3.03 of the 7% Note Indenture to be stated therein and (C) requesting the Trustee, on a certain date to occur on or after the Acceptance Time, to mail an irrevocable notice of redemption containing all of the information required by Section 3.03 of the Indenture to be stated therein to the holders of the 7% Senior Subordinated Notes on the Company’s behalf.

(ii) On the date on which the Company receives the funds from Parent in accordance with Section 5.11(c)(iii), the Company and Merger Sub shall cause the Company to mail or cause to be mailed by the Trustee, an irrevocable notice of redemption to each holder of the 7% Senior Subordinated Notes which notice shall contain all of the information required by Section 3.03 of the 7% Note Indenture to be stated therein, including (A) the redemption date, (B) the redemption price (such price to be determined in accordance with Section 3.07(a) of the 7% Note Indenture), (C) that all 7% Senior Subordinated Notes are being redeemed, (D) the name and address of the Trustee, (E) that each 7% Senior Subordinated Note must be surrendered to the Trustee to collect the redemption price, (F) that interest on the 7% Senior Subordinated Notes ceases to accrue on the redemption date, (G) that the 7% Senior Subordinated Notes are being redeemed pursuant to Section 3.07 of the 7% Note Indenture and (H) that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed on such notice or printed on the 7% Senior Subordinated Notes.

(iii) On the date of the Acceptance Time or as soon thereafter as the relevant settlement system for USD denominated electronic funds transfers within the United States of America so permits, Parent shall (or shall cause an Affiliate to) provide the Company funds in an amount equal to the amount necessary for the Company to pay the redemption price of and accrued interest and Liquidated Damages (as such term is defined in the 7% Note Indenture), if any, on all 7% Senior Subordinated Notes on the redemption date. On the date the Company receives such funds, the Company shall deposit funds with the Trustee (as such term is defined in the 7% Note Indenture) and the Company shall take all other actions, including the delivery of the Officers’ Certificate and Opinion of Counsel (as such terms are defined in the 2% Indenture) required by Section 11.01(a)(v) of the 7% Note Indenture, necessary to effect the immediate satisfaction and discharge of the 7% Note Indenture.

(d) Convertible Note Hedge Agreements and Warrant Agreements. From the date of this Agreement until the Effective Time, the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done, all things necessary, proper or advisable to unwind, by way of cash only settlement, the Convertible Note Hedge Agreements and Warrant Agreements. The Company will consult with Parent with respect to, and keep Parent informed as to the status of, its efforts to unwind, by way of cash only settlement, the Convertible Note Hedge Agreements and Warrant Agreements and the negotiation of any termination payment or valuation related thereto, as applicable; provided that the Company shall not exercise any right that it may have to terminate any of the Convertible Note Hedge Agreements or any of the Warrant Agreements or agree to any cash amount due upon the termination thereof without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed. If, following or as a result of the unwinding or exercise of the Convertible Note Hedge Agreements and the unwinding of the Warrant Agreements, a net cash amount is due by the Company, Parent shall take all actions reasonably requested by the Company to provide that the Company shall be able to meet such cash payment obligations (including, if necessary, to provide the Company with the funds necessary to pay any amounts owed in full after the Acceptance Time). If, following the termination or exercise of the Convertible Note Hedge Agreements and the termination of the Warrant Agreements, an amount of Company Common Stock is due to be delivered to the counterparty of the Company under the Convertible Note Hedge Agreements or the Warrant Agreements, the Company shall deliver in a timely manner such shares of Company Common Stock. If, following the termination or exercise of the Convertible Note Hedge Agreements and the termination of the Warrant Agreements, an amount of Company Common Stock is delivered to the Company by the counterparty thereof, the Company shall not dispose of such shares of Company Common Stock other than by way of transfer to Merger Sub, free and clear of all Liens, as and when permitted by applicable Law.

Section 5.12 Credit Agreement. At the Acceptance Time, Parent shall (or shall cause an Affiliate) to provide the Company funds in an amount equal to the amount necessary for the Company to repay and discharge in full all amounts outstanding pursuant to the terms of the Credit Agreement, and on the date the Company receives such investments it shall repay and discharge such indebtedness in a manner acceptable to the parties to the Credit Agreement. Immediately after such payment having been made, the Company shall procure evidence of termination and release, or cause termination and release of all Liens on any assets securing the obligations (whether current, future, actual or contingent) of the Company or any other Person under or in connection with the Credit Agreement, including without limitation, all Collateral Documents (as defined in the Credit Agreement) and any Liens perfected or subsisting under or as a result of such documents.

Section 5.13 Takeover Laws. The Company and its Board of Directors shall (a) use reasonable best efforts to ensure that no state takeover Law or similar Law is or becomes applicable to this Agreement or the Transactions and (b) if any state takeover Law or similar Law becomes applicable to this Agreement or Transactions, use reasonable best efforts to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement and the Transactions.

Section 5.14 Shareholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors or executive officers relating to the Transactions or this Agreement, whether commenced prior to or after the execution and delivery of this Agreement, and shall not settle or offer to settle any such litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed).

Section 5.15 Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to cause the delisting of the Company Common Stock and Company Rights from NASDAQ as promptly as practicable after the Effective Time and deregistration of the Company Common Stock and Company Rights under the Exchange Act as promptly as practicable after such delisting.

ARTICLE VI

CONDITIONS PRECEDENT TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained, if and to the extent required under applicable Law, and, if Company Shareholder Approval is not required under applicable Law, at least one (1) month shall have passed since the date a copy of this Agreement was mailed to the Company Shareholders (to the extent required by Section 48-21-105(e) of the TBCA);

(b) Purchase of Company Common Stock. Parent or Merger Sub shall have accepted for payment and paid for shares of Company Common Stock pursuant to the Offer in accordance with the terms of this Agreement; and

(c) No Restraints. No order, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any Governmental Authority (collectively, “Restraints”)

or Laws shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making consummation of the Merger illegal.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a) by the mutual written consent of the Company and Parent;

(b) by either of the Company or Parent:

(i) if the Acceptance Time shall not have occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a party if the failure of the Offer to have been consummated on or before the Outside Date was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

(ii) if a Restraint prohibiting the Merger shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

(c) by Parent, prior to the Acceptance Time:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the conditions set forth in clause (d) or (e) of Annex A not being satisfied and (B) is not cured, or cannot be cured, by the Company within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from Parent (or if the Outside Date is less than thirty (30) calendar days from the notice by Parent, is not cured, or cannot be cured, by the Company by the Outside Date);

(ii) if (A) a Company Adverse Recommendation Change shall have occurred or (B) the Board of Directors of the Company fails publicly to reaffirm its adoption and recommendation of this Agreement or the Transactions within four (4) Business Days of receipt of a written request by Parent to provide such reaffirmation following receipt of a Takeover Proposal or delivery of an Adverse Recommendation Change Notice to Parent;

(iii) since the date of this Agreement, there shall have occurred a Material Adverse Effect; or

(iv) if the Company shall have breached, in any material respect, any of its obligations under Section 5.3 and either (A) such breach was sanctioned or permitted by the Company or (B) the Company was aware of such breach and did not use reasonable best efforts to prevent such breach; or

(d) by the Company, prior to the Acceptance Time:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in (1) any representation or warranty of Parent and Merger Sub contained in this Agreement not being true and correct (without giving effect to any qualifications or limitations as to materiality or Parent Material Adverse Effect set forth therein) as of the date of the Agreement and as of the date of determination as though made on the date of determination (except to the extent that such representation or warranty expressly relates to a specified date, in which case as of such specified date), except, in the case of this clause (1), where the failure of such representations and warranties to be true as of such dates, individually or in the aggregate, has not had and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect or (2) a failure by Parent or Merger Sub to perform in all material respects its agreements, covenants and obligations required to be performed by it under this Agreement at or prior to the date of determination and (B) is not cured, or is incapable of being cured, by Parent or Merger Sub within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from the Company (or, if the Outside Date is less than thirty (30) calendar days from the notice by the Company, is not cured, or is incapable of being cured, by Parent or Merger Sub by the Outside Date);

(ii) if concurrently it (A) enters into a definitive Company Acquisition Agreement providing for a Superior Proposal after complying with the applicable provisions of Section 5.3(b), (c) and (d) and (B) pays to Parent the Termination Fee payable pursuant to Section 7.3(a); or

(iii) if (A) Merger Sub fails to commence the Offer within the time required by Section 1.1(a); provided, however, that the right to terminate this Agreement under this Section 7.1(d)(iii)(A) shall not be available to the Company if the Company fails to comply with its obligations under Section 1.2 hereof, (B) Merger Sub terminates or makes any change to the Offer in violation of the terms of this Agreement or (C) at any Expiration Date, Merger Sub shall fail to accept for payment and pay for shares of Company Common Stock validly tendered and not withdrawn in the Offer subject to the terms of and in accordance with Section 1.1(a) and at such time all of the conditions set forth on Annex A are satisfied or no subsequent Expiration Date is established pursuant to an authorized extension of the Offer.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice of such termination shall be given to the other party or parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 5.8, this Section 7.2, Section 7.3 and Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability or other obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, or its or their respective shareholders, controlling Persons or Representatives, except:

(a) The Company may have liability as provided in Section 7.3;

(b) Nothing shall (i) relieve Parent, Merger Sub or the Company from liability for any willful and material breach by such party of its covenants under this Agreement to be performed prior to the Closing Date, (ii) relieve Parent or Merger Sub from liability to the Company for any breach of Section 4.8 (whether or not such breach is willful or intentional) or (iii) relieve Parent or Merger Sub from liability in connection with any termination by the Company pursuant to Section 7.1(d)(iii); and the parties agree that the Company shall have the right, for and on behalf of the holders of shares of Company Common Stock or Options, to pursue damages in the event of Parent’s or Merger Sub’s willful and material breach of its covenants under this Agreement or any breach of Section 4.8.

The Confidentiality Agreement shall survive termination of this Agreement in accordance with its terms.

Section 7.3 Termination Fees.

(a) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii) or the Company pursuant to Section 7.1(d)(ii), then the Company shall pay to Parent, no later than the second (2nd) Business Day following termination in the case of Section 7.1(c)(ii) and concurrently with termination in the case of Section 7.1(d)(ii), by wire transfer of same-day funds, a termination fee of sixty-four million, five hundred and ninety-six thousand U.S. dollars ($64,596,000) (the “Termination Fee”).

(b) In the event that (i) this Agreement is terminated by Parent pursuant to Section 7.1(c)(i) or Section 7.1(c)(iv), (ii) prior to the time of such termination a third party has made a bona fide Takeover Proposal or an intention to make a Takeover Proposal has been publicly made or otherwise made known to the Board of Directors of the Company or its shareholders by a third party and not withdrawn prior to termination and (iii) if, within fifteen (15) months following the date of such termination, the Company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Takeover Proposal, then the Company shall pay to Parent, on the date that such definitive agreement is executed or such transaction is consummated, by wire transfer of same-day funds, an amount equal to the Termination Fee; provided, however, that for the purpose of this Section 7.3(b), all references in the definition of Takeover Proposal to “20%” shall instead be deemed to refer to “50%.”

(c) Each of the Company and Parent acknowledges that the agreements contained in this Section 7.3 are an integral part of this Agreement. Accordingly, in the event that the Company shall fail to pay the Termination Fee when due, the Company shall reimburse Parent for all reasonable costs and expenses incurred or accrued by it (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 7.3 with interest on the amount of the Termination Fee from the date that such payment was required to be made until the date of actual payment at the prime rate of Citibank, N.A, in effect on the date that such payment was required to be made.

(d) The parties agree that the payment of the Termination Fee shall be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement and the Transactions in the event any payments become due and payable, and, upon payment of the applicable amount, the Company shall have no further liability to Parent and Merger Sub hereunder.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Additional Representations.

(a) Except for the specific representations and warranties of the Company contained in Article III hereof and of Parent and Merger Sub contained in Article IV hereof, no party hereto nor any of their Affiliates nor any of their respective shareholders, controlling Persons or Representatives makes or has made any representation or warranty, either express or implied, with respect to itself or its Subsidiaries or their business, operations, technology, assets, liabilities, results of operations, financial condition or prospects, or as to the accuracy or completeness of any of the information (including any statement, certificate, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, supplemental information or other materials or information with respect to any of the above) or otherwise made available to the other parties hereto or any of their Affiliates, shareholders, controlling Persons or Representatives.

(b) To the fullest extent permitted by applicable Law, none of the Company, Parent, Merger Sub, their Affiliates or their respective Subsidiaries, shareholders, controlling Persons or Representatives shall have any liability or responsibility whatsoever to any other party hereto, its Affiliates or any of their respective Subsidiaries, shareholders, controlling Persons or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to such party, its Affiliates or any of their respective Subsidiaries, shareholders, controlling Persons or Representatives, including in respect of the specific representations and warranties of the Company set forth in Article III of this Agreement and in respect of the specific representations and warranties of Parent and Merger Sub set forth in Article IV of this Agreement, except as and only to the extent expressly set forth in this Agreement with respect to such representations and warranties and subject to the limitations and restrictions contained in this Agreement.

Section 8.2 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.2 shall not limit the survival of any covenant or agreement of the parties in the Agreement which by its terms contemplates performance after the Effective Time.

Section 8.3 Amendment or Supplement. Subject to Section 1.4(c), at any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Shareholder Approval, by written agreement of the parties; provided, however, that following approval of this Agreement by the Company Shareholders, there shall be no amendment of or change to the provisions of this Agreement which by Law would require further approval by the Company Shareholders without such approval.

Section 8.4 Extension of Time, Waiver, Etc. Subject to Section 1.4(c), at any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) to the extent permitted by applicable Law, waive compliance by the other party with any of the agreements contained in this Agreement or, except as otherwise provided in this Agreement, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver of rights, nor shall any single or partial exercise of such rights preclude any other or further exercise of such rights or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.5 Assignment. Except as provided in Section 1.3, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.5 shall be null and void.

Section 8.6 Counterparts. This Agreement may be executed in counterparts (including by facsimile or pdf) (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Copies of executed counterparts transmitted by facsimile or electronic transmission shall be considered original executed counterparts for purposes of this Section 8.6 provided that receipt of copies of such counterparts is confirmed.

Section 8.7 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the exhibits hereto, the Company Disclosure Letter, the Parent Disclosure Letter, the documents and instruments relating to the Transactions referred to in this Agreement and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 5.7, are not intended to confer upon any Person other than the parties any rights, benefits or remedies.

Section 8.8 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS; PROVIDED, HOWEVER, THAT MATTERS INVOLVING THE INTERNAL CORPORATE AFFAIRS OF PARENT, MERGER SUB OR THE COMPANY SHALL BE GOVERNED BY THE LAWS OF THE JURISDICTION IN WHICH SUCH CORPORATION OR COMPANY IS ORGANIZED AND THAT THE

LAWS OF THE STATE OF TENNESSEE SHALL APPLY AS MAY BE NECESSARY TO LEGALLY EFFECT THE MERGER, THE OFFER AND THE RELATED PROVISIONS CONTAINED IN ARTICLES I AND II HEREOF.

(b) All actions and proceedings arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the Transactions shall be heard and determined in the Chancery Court of the State of Delaware or, if said court lacks jurisdiction by virtue of federal law, any federal court sitting in the State of Delaware, and the parties to this Agreement irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties agree that service of any court paper may be made in any manner as may be provided under the applicable Laws or court rules governing service of process in such court. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c) EACH OF THE PARTIES TO THIS AGREEMENT IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

Section 8.9 Specific Enforcement. Notwithstanding Section 7.3, the parties agree that irreparable damage may occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the parties agree that, if for any reason Parent, Merger Sub or the Company shall have failed to perform its obligations under this Agreement, then the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to specific performance and the issuance of injunctive and other equitable relief, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which they are entitled at Law or in equity.

Section 8.10 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to:

sanofi-aventis

174, avenue de France

75013 Paris – France

Attention: General Counsel

Facsimile: + 33 1 53 77 43 03

with copies (which shall not constitute notice) to:

sanofi-aventis

174, avenue de France

75013 Paris – France

Attention: Chief Executive Officer

Facsimile: + 33 1 53 77 41 33

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

USA

Attention: Michael J. Aiello, Esq.

Facsimile: +1 (212) 310-8007

If to the Company, to:

Chattem, Inc.

1715 West 38th Street

Chattanooga, TN 37409

USA

Attention: Chief Executive Officer

Facsimile: + 1 (423) 821-0395

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

USA

Attention: Stephen F. Arcano, Esq. and Richard J. Grossman, Esq.

Facsimile: + 1 (212) 735-2000

Miller & Martin PLLC

832 Georgia Avenue

Suite 1000, Volunteer Building

Chattanooga, TN 37402

USA

Attention: Hugh F. Sharber, Esq.

Facsimile: + 1 (423) 785-8480

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient if received prior to 5 P.M., local time, in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 8.11 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.12 Definitions.

As used in this Agreement, the following terms have the meanings ascribed thereto below:

“1.625% Conversion Right” has the meaning set forth in Section 5.11(a)(i).

“1.625% Convertible Senior Notes” has the meaning set forth in Section 3.6(b).

“1.625% Holder” has the meaning set forth in Section 5.11(a)(i).

“1.625% Indenture” has the meaning set forth in Section 5.11(a)(i).

“2% Conversion Right” has the meaning set forth in Section 5.11(b)(i).

“2% Convertible Senior Notes” has the meaning set forth in Section 3.6(b).

“2% Holder” has the meaning set forth in Section 5.11(b)(i).

“2% Indenture” has the meaning set forth in Section 5.11(b)(i).

“7% Note Indenture” means the Indenture dated as of February 26, 2004 among the Company, its domestic Subsidiaries and SouthTrust Bank, as trustee, relating to the 7% Senior Subordinated Notes due 2014, as amended by the First Amendment to and Supplemental Indenture, dated July 25, 2006 among the Company, its domestic Subsidiaries and U.S. Bank, National Association, as successor trustee.

“7% Senior Subordinated Notes” has the meaning set forth in Section 5.11(c)(i).

“14(f) Information Statement” has the meaning set forth in Section 1.4(b).

“Acceptance Time” has the meaning set forth in Section 1.4(a).

“Action” has the meaning set forth in Section 3.10.

“Adverse Recommendation Change Notice” has the meaning set forth in Section 5.3(d).

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Antitrust Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“April 10 Warrant” has the meaning set forth in Section 3.6(b).

“Articles of Merger” has the meaning set forth in Section 2.3.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.2(a).

“Board Appointment Date” has the meaning set forth in Section 1.4(a).

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of Chattanooga, Tennessee are authorized or required by Law to be closed.

“Certificate” has the meaning set forth in Section 2.7(c).

“Dietary Supplement” shall have the same meaning as set forth at 21 U.S.C. § 321(ff).

“Claim” has the meaning set forth in Section 5.7(c).

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” has the meaning set forth in Section 2.8(f).

“Collective Bargaining Agreements” has the meaning set forth in Section 3.14(a).

“Company” has the meaning set forth in the preamble.

“Company Acquisition Agreement” has the meaning set forth in Section 5.3(c).

“Company Adverse Recommendation Change” has the meaning set forth in Section 5.3(b).

“Company Agreement” has the meaning set forth in Section 5.10(b).

“Company Charter Documents” has the meaning set forth in Section 3.1(c).

“Company Clearances” has the meaning set forth in Section 3.20(b).

“Company Common Stock” has the meaning set forth in the recitals.

“Company Disclosure Letter” has the meaning set forth in Article III.

“Company Intellectual Property” means the Intellectual Property owned by the Company and its Subsidiaries.

“Company Plans” has the meaning set forth in Section 3.13(a).

“Company Preferred Stock” has the meaning set forth in Section 3.6(a).

“Company Recommendation” has the meaning set forth in Section 1.2(a)(iii).

“Company Rights” has the meaning set forth in Section 3.24.

“Company Rights Plan” means the Rights Agreement entered into between the Company and Suntrust Bank, Atlanta, dated as of January 27, 2000.

“Company SEC Documents” has the meaning set forth in Section 3.7(a).

“Company Securities” has the meaning set forth in Section 3.6(c).

“Company Shareholder Approval” has the meaning set forth in Section 3.2(c).

“Company Shareholders” has the meaning set forth in the recitals.

“Company Shareholders Meeting” has the meaning set forth in Section 5.2(c).

“Company Stock Plan” has the meaning set forth in Section 3.6(b).

“Company Welfare Plans” has the meaning set forth in Section 5.9(a).

“Confidentiality Agreement” means the Confidentiality Agreement, dated November 23, 2009 (as it may be amended from time to time), between Parent and the Company.

“Continuing Employees” has the meaning set forth in Section 5.9(a).

“Contract” has the meaning set forth in Section 3.3.

“Convertible Note Hedge Agreements” means (i) the Confirmation of OTC Convertible Note Hedge Transaction, dated as of November 16, 2006, between the Company and Merrill Lynch International as partially terminated by the Partial Termination Agreement dated as of December 4, 2008 between the same, (ii) the Confirmation of OTC Convertible Note Hedge Transaction, dated as of April 10, 2007, between the Company and Merrill Lynch International and (iii) the Confirmation of OTC Option Transaction dated December 4, 2008 between the same.

“Convertible Senior Notes” has the meaning set forth in Section 3.6(b).

“Copyrights” has the meaning set forth in the definition of “Intellectual Property” in this Section 8.12.

“Credit Agreement” means the credit agreement dated as of February 26, 2004, as subsequently amended and/or restated, among the Company, its domestic Subsidiaries, the Lenders (as defined therein) and Bank of America, N.A., as agent for the Lenders.

“Delay” has the meaning set forth in Section 5.1(b)(xv).

“Director Common Stock Election” means an election made to receive Company Common Stock in lieu of annual retainer or meeting fees in accordance with the Chattem 1999 Stock Plan for Non-Employee Directors, a Company Stock Plan.

“DSHEA” has the meaning set forth in the definition of Health Care Laws in this Section 8.12.

“Effective Time” has the meaning set forth in Section 2.3.

“Environmental Laws” means all foreign, federal, state and local Laws relating to pollution or protection of the environment, natural resources or human health and safety as such Laws relate to exposure of Persons to Hazardous Materials, including Laws relating to releases or threatened releases of Hazardous Materials into the indoor or outdoor environment (including ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the use, treatment, storage, release, transport, disposal, recycling or handling of Hazardous Materials; Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials; and Laws relating to the protection of endangered or threatened species of fish, wildlife and plants and damage to natural resources.

“EPA” has the meaning set forth in Section 3.20(e).

“ERISA” has the meaning set forth in Section 3.13(a).

“ERISA Affiliate” means, any trade or business, whether or not incorporated, that together with the Company or any Subsidiary would be deemed a “single employer” within the meaning of Section 414 of the Code or Section 4001(b) of ERISA.

“Exchange Act” has the meaning set forth in Section 1.1(a).

“Exchange Fund” has the meaning set forth in Section 2.8(a).

“Expiration Date” has the meaning set forth in Section 1.1(c).

“FDA” means the U.S. Food and Drug Administration or any successor Governmental Authority thereto.

“FDA Act” means the U.S. Federal Food, Drug, and Cosmetic Act, as amended (21 U.S.C. §§ 301 et seq.).

“Foreign Plan” has the meaning set forth in Section 3.13(j).

“GAAP” means generally accepted accounting principles in the United States as in effect as of the date of this Agreement.

“Governmental Authority” means any federal, state or local, domestic, foreign or multinational government, court, regulatory or administrative agency, commission, authority or other governmental instrumentality.

“Hazardous Material” means all substances, materials or wastes regulated as “hazardous,” “toxic,” “explosive,” “dangerous,” “flammable” or “radioactive” under any Environmental Law, including (i) petroleum, petroleum products and by-products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, medical or infectious wastes, polychlorinated biphenyls, radon gas, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances, (ii) in the United States, all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Section 300.5 and (iii) any other chemical, material, substance, waste, pollutant, emission, discharge, release or contaminant that could result in liability under, or that is prohibited, limited or regulated by or pursuant to, any Environmental Law.

“Health Care Laws” shall mean (i) the FDA Act and the regulations promulgated thereunder, (ii) all applicable laws, rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions administered by the FDA and other United States regulatory authorities governing or relating to good laboratory practices, good clinical practices, recordkeeping, the manufacture, import, export, testing, development, approval, processing, reporting, packaging, labeling, storage, marketing, sale, distribution and use of any compounds or products manufactured by or on behalf of the Company, including, without limitation, the FDA’s current Good Manufacturing Practice Regulations at 21 C.F.R. Parts 111, 210 and 211, (iii) the Dietary Supplements Health

and Education Act (“DSHEA”), Pub, L. No. 103-417, 108 Stat. 4325 (1994), and the regulations promulgated pursuant to such statute, and the corresponding requirements of the Federal Trade Commission pursuant to the Federal Trade Commission Act, 15 U.S.C. § 45, the FTC-FDA Liaison Agreement, 4 Trade Reg. Rep. (CCH) 9851 (1971), and the Dietary Supplements: An Advertising Guide for Industry (Dietary Supplements Guide), and (iv) any and all other applicable federal, state, local, health care Laws, rules and regulations, ordinances, judgments, decrees, orders, writs, and injunctions, each of (i) through (iv) as may be amended from time to time.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and its rules and regulations.

“Indemnitee” has the meaning set forth in Section 5.7(a).

“Independent Directors” has the meaning set forth in Section 1.4(c).

“Initial Expiration Date” has the meaning set forth in Section 1.1(c).

“Intellectual Property” means all intellectual property rights of any kind or nature, including all U.S. and foreign (i) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (“Copyrights”), including copyrights in computer programs (including any and all software implementation of algorithms, models and methodologies, whether in source code, object code or other form), databases and compilations (including any and all data and collections of data) and all documentation (including user manuals and training materials) relating to any of the foregoing (“Software”), (iv) rights of publicity, (v) trade secrets and all other confidential information, know-how, inventions, proprietary processes, formulae, models, and methodologies (“Trade Secrets”), (vi) all rights in the foregoing clauses (i) through (v), including all common law rights therein and (vii) all applications and registrations for the foregoing clauses (i) through (iii).

“Intervening Event” has the meaning set forth in Section 5.3(b).

“Knowledge” means, (i) in the case of the Company, the actual knowledge, as of the date of this Agreement and after due inquiry under the circumstances, of the individuals listed on Section 8.12(a) of the Company Disclosure Letter and (ii) in the case of Parent, the actual knowledge, as of the date of this Agreement and after due inquiry under the circumstances, of the individuals listed on Section 8.12 of the Parent Disclosure Letter.

“Laws” has the meaning set forth in Section 3.11(a).

“Leased Real Property” has the meaning set forth in Section 3.17(b).

“Liabilities” has the meaning set forth in Section 3.9.

“Lien” means, with respect to any asset (including any security), any mortgage, deed of trust, lien (statutory or other), pledge, charge, security interest, restriction, option, easement, right-of-way, encroachment or other encumbrance (and each document, agreement or instrument forming the basis of, creating or imposing any Lien, a “Lien Instrument”) in respect of such asset.

“Lien Instrument” has the meaning set forth in the definition of “Lien” in this Section 8.12.

“Material Adverse Effect” shall mean any change, effect, event, development, state of facts or occurrence that, individually or in the aggregate with all other changes, effects, events, developments, state of facts or occurrences, is or would reasonably be expected to be materially adverse to the business, assets, results of operations or financial condition of the Company and its Subsidiaries taken as a whole; provided, however, that Material Adverse Effect shall not include any change, effect, event, development, state of facts or occurrence to the extent arising out of, resulting from or relating to (i) changes in the national or world economy or national or foreign financial credit or securities markets as a whole, (ii) changes in the general market or economic conditions of the industry in which the Company participates, (iii) changes in applicable Law or GAAP following the date hereof, (iv) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (provided that this clause (iv) shall not preclude any change, effect, event, development, state of facts or occurrence that may have contributed to or caused such failure from being taken into account in determining whether a Material Adverse Effect has occurred), (v) acts of war, sabotage or terrorism, or any escalation or worsening of such acts, or any earthquakes, hurricanes, tornados, and other wind storms, floods or other natural disasters, or (vi) any matter disclosed on Section 8.12(b) of the Company Disclosure Letter (except, with respect to clauses (i), (ii) and (iii) hereof, to the extent the Company is disproportionately adversely affected by such changes or events relative to other similarly-sized participants in the industry in which the Company participates).

“Material Contracts” has the meaning set forth in Section 3.16(a).

“Merger” has the meaning set forth in the recitals.

“Merger Consideration” has the meaning set forth in Section 2.7(c).

“Merger Sub” has the meaning set forth in the preamble.

“Minimum Condition” has the meaning set forth in Annex A.

“NASDAQ” has the meaning set forth in Section 1.4(c).

“NDA” shall mean a new drug application for a pharmaceutical product which is submitted to the FDA requesting permission to place a pharmaceutical product on the market in accordance with 21 C.F.R. Part 314, and all supplements filed pursuant to the requirements of the FDA, including all documents, data and other information concerning the pharmaceutical product which are necessary for FDA approval to market a pharmaceutical product in the United States.

“November 16 Warrant” has the meaning set forth in Section 3.6(b).

“Offer” has the meaning set forth in the recitals.

“Offer Documents” has the meaning set forth in Section 1.1(b).

“Offer Price” has the meaning set forth in the recitals.

“Option” has the meaning set forth in Section 2.10(a).

“OTC” has the meaning set forth in Section 3.20(b).

“Outside Date” has the meaning set forth in Section 1.1(c) and as such date may be extended in accordance with Section 1.1(c).

“Owned Real Property” has the meaning set forth in Section 3.17(a).

“Parent” has the meaning set forth in the preamble.

“Parent Designees” has the meaning set forth in Section 1.4(a).

“Parent Disclosure Letter” has the meaning set forth in Article IV.

“Parent Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate, is or would reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Transactions.

“Patents” has the meaning set forth in the definition of “Intellectual Property” in this Section 8.12.

“Paying Agent” has the meaning set forth in Section 2.8(a).

“Permits” has the meaning set forth in Section 3.11(b).

“Permitted Liens” means any (i) Liens for Taxes not yet due or payable or which are being contested in good faith by appropriate proceedings (provided, in each case, an appropriate reserve has been made in the Company’s financial statements), (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens incurred in the ordinary course of business, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) easements, covenants, rights-of-way, restrictions and other similar encumbrances affecting any Owned Real Property or Leased Real Property that do not materially detract from the value of the property subject thereto, or restrict or interfere with the development of the property or its continued use in the business of the Company, (v) statutory landlords’ liens and liens granted to landlords under any lease, (vi) intercompany liens by and among the Company and any of its Subsidiaries (vii) any Liens created pursuant to or in connection with this Agreement and (viii) Liens that, individually or in the aggregate, do not materially impair, and would not reasonably be expected to materially impair, the value or the continued use and operation of the assets to which they relate.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Post-Closing Plans” has the meaning set forth in Section 5.9(a).

“Post-Closing Welfare Plans” has the meaning set forth in Section 5.9(a).

“Proxy Statement” has the meaning set forth in Section 5.2(a).

“Real Property Lease” means all agreements in effect on the date of this Agreement under which the Company or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant, or occupant.

“Regulatory Condition” has the meaning set forth in Annex A.

“Representatives” has the meaning set forth in Section 5.3(a).

“Restraints” has the meaning set forth in Section 6.1(c).

“Schedule 14D-9” has the meaning set forth in Section 1.2(b).

“SEC” has the meaning set forth in Section 1.1(b).

“Securities Act” has the meaning set forth in Section 1.3(d).

“Series A Preferred Stock” has the meaning set forth in Section 3.6(b).

“Short Form Threshold” has the meaning set forth in Section 1.3(a).

“Software” has the meaning set forth in the definition of “Intellectual Property” in this Section 8.12.

“SOX” has the meaning set forth in Section 3.7(a).

“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“Superior Proposal” has the meaning set forth in Section 5.3(f).

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Tail Prepaid Policy” has the meaning set forth in Section 5.7(d).

“Takeover Proposal” has the meaning set forth in Section 5.3(f).

“Tax Returns” means any return, report, claim for refund, estimate, information return or statement or other similar document filed or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any item described in clause (i).

“TBCA” has the meaning set forth in the recitals.

“Tender Offer Conditions” has the meaning set forth in Section 1.1(a).

“Termination Fee” has the meaning set forth in Section 7.3(a).

“Top-Up Option” has the meaning set forth in Section 1.3(a).

“Top-Up Option Shares” has the meaning set forth in Section 1.3(a).

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property” in this Section 8.12.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property” in this Section 8.12.

“Transactions” means the transactions contemplated by this Agreement, including the Offer, the Merger and the Top-Up Option.

“Trustee” has the meaning set forth in Section 5.11(a)(i).

“Warrant Agreements” means (i) the November 16 Warrant and (ii) the April 10 Warrant.

Section 8.13 Company Disclosure Letter and Parent Disclosure Letter. The parties acknowledge and agree that:

(a) Disclosure in any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter shall be deemed to be disclosed for all purposes of this Agreement and all other sections or subsections of the Company Disclosure Letter relating to Article III or the Parent Disclosure Letter relating to Article IV, as applicable, notwithstanding the omission of a reference or cross-reference thereto, to the extent that the applicability of such disclosure to this Agreement or to such section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, is reasonably apparent from such disclosure on its face;

(b) The mere inclusion of an item in the Company Disclosure Letter or the Parent Disclosure Letter as an exception to a representation or warranty shall not be deemed to constitute an admission by the Company or Parent or Merger Sub, as applicable, or otherwise imply, that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or Parent Material Adverse Effect, as applicable, or would have been material to the Company if included in the Company SEC Documents filed prior to the date of this Agreement (or incorporated by reference therein); and

(c) If a document which is required to be delivered by the Company to Parent or Merger Sub was included in the data room created in connection with the Transactions prior to the date of this Agreement, such document shall be deemed to have been delivered.

Section 8.14 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Annex, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Annex, Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to in this Agreement or in any agreement or instrument that is referred to in this Agreement means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

SANOFI-AVENTIS

By:	/s/ Christopher A. Viehbacher
Name: Christopher A. Viehbacher
Title: Chief Executive Officer

By:	/s/ Jérôme Contamine
Name: Jérôme Contamine
Title: Executive Vice President and Chief Financial Officer

RIVER ACQUISITION CORP.

By:	/s/ Gregory Irace
Name: Gregory Irace
Title: Chief Executive Officer and President

By:	/s/ John M. Spinnato
Name: John M. Spinnato
Title: Secretary

CHATTEM, INC.

By:	/s/ Zan Guerry
Name: Zan Guerry
Title: Chief Executive Officer

[Signature Page to Project Concert Agreement and Plan of Merger]

ANNEX A

CONDITIONS OF THE OFFER

Notwithstanding any other provisions of the Offer and in addition to Merger Sub’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Agreement and applicable Law, neither Parent nor Merger Sub shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered shares of Company Common Stock, unless:

(a) There shall have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may have been extended pursuant to Section 1.1(c) of the Agreement) the minimum number of shares of Company Common Stock, which when added to the shares of Company Common Stock already owned by Parent and its Subsidiaries represents the number of shares of Company Common Stock required to approve the Agreement, the Merger and the other Transactions pursuant to the Company Charter Documents and the TBCA on the Expiration Date determined on a fully-diluted basis (on a “fully-diluted basis” meaning the number of shares of Company Common Stock then issued and outstanding plus all shares of Company Common Stock which the Company may be required to issue as of such date pursuant to options (whether or not then vested or exercisable), warrants (only to the extent then exercisable or exercisable as a result of the Transactions), rights, convertible or exchangeable securities (only to the extent then convertible or exchangeable into shares of Company Common Stock) or similar obligations then outstanding) (such number of shares, the “Minimum Condition”);

(b) Any waiting period (and extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated (the “Regulatory Condition”);

(c) No Law or Restraints shall be in effect enjoining, restraining, preventing, limiting or prohibiting the consummation of the Offer, the Merger or the other Transactions or making consummation of the Offer, the Merger or the other Transactions illegal;

(d)(i) Each representation or warranty of the Company contained in Section 3.6(a) and 3.6(b) shall be true and correct in all respects (except for any de minimus inaccuracy), (ii) each representation or warranty of the Company contained in Sections 3.8(b) and 3.26 shall be true and correct in all respects, (iii) each representation or warranty of the Company contained in Sections 3.1(a), 3.2, 3.5(b), 3.6(c), 3.6(d), 3.6(e), 3.23, 3.24 and 3.25, without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect set forth therein, shall be true and correct in all material respects as of the date of the Agreement and as of the date of determination as though made on the date of determination (except to the extent that such representation or warranty expressly relates to a specified date, in which case as of such specified date) and (iv) each representation or warranty of the Company contained in any other section of the Agreement, without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect set forth therein, shall be true and correct as of the date of the Agreement and as of the date of determination as though made on the date of determination (except to the extent that such representation or warranty expressly relates to a specified date, in which case as of such specified date), except, in the case of this clause (iv), where the failure of such representations and warranties to be true as of such dates, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect;

(e) The Company shall not have breached or failed to perform in all material respects any of the agreements, covenants or obligations required to be performed by it under the Agreement at or prior to the date of determination;

(f) The Company shall have furnished Parent with a certificate dated as of the date of determination signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions set forth in items (d), (e), and (g) of this Annex A have been satisfied;

(g) Since the date of the Agreement, there shall not have occurred a Material Adverse Effect;

(h) A Company Adverse Recommendation Change shall not have occurred;

(i) There shall not be pending any Action by any Governmental Authority challenging or seeking to restrain or prohibit the consummation of the Offer, the Merger or the other Transactions; and

(j) The Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by either Parent or Merger Sub, regardless of the circumstances giving rise to any such conditions (provided, that nothing herein shall relieve any party hereto from any obligation or liability such party has under the Agreement), and, except for the Minimum Condition, may be waived by Parent or Merger Sub in whole or in part at any time and from time to time, subject to the terms of the Agreement and applicable Law. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The capitalized terms used in this Annex A shall have the meanings set forth in the Agreement to which it is annexed, except that the term “Agreement” shall be deemed to refer to the agreement to which this Annex A is annexed.

Annex B

December 20, 2009

Board of Directors

Chattem, Inc.

1715 West 38th Street

Chattanooga, TN 37409

Members of the Board:

We understand that Chattem, Inc. (“Chattem” or the “Company”), Sanofi-Aventis (the “Buyer”) and River Acquisition Corp., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, dated December 20, 2009 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a cash tender offer (the “Tender Offer”) for all outstanding shares of common stock, without par value (the “Company Common Stock”) of the Company for $93.50 per share in cash, and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of the Company Common Stock, other than shares to be cancelled or remain outstanding in accordance with the terms of the Merger Agreement, will be converted into the right to receive $93.50 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Company Common Stock in the Tender Offer and the Merger pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Compared the financial performance of the Company and the price and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

9)	Reviewed the Merger Agreement and certain related documents; and

10)	Performed such other analyses and considered such other factors as we have deemed appropriate.

B-1

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax, regulatory or actuarial advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their legal, tax, regulatory or actuarial advisors with respect to legal, tax, regulatory or actuarial matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory services for the Buyer and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Buyer in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, we express no opinion or recommendation as how the shareholders of the Company should vote at any shareholders’ meeting held in connection with the Merger.

B-2

Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of the Company Common Stock in the Tender Offer and the Merger pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:
Susan Huang Managing Director

B-3